Form 10KSB, Exhibit 13
period 1999-12-31
WEBSTER CITY FEDERAL BANCORP
filed 2000-03-27
CIK 1089830

1999 ANNUAL REPORT TO STOCKHOLDERS
                          WEBSTER CITY FEDERAL BANCORP

--------------------------------------------------------------------------------



                                Table of Contents

                                                                           Page
                                                                            ----

Message of President and Chief Executive Officer ........................     1

Selected Consolidated Financial and Other Data ..........................     2

Key Financial Ratios and Other Data .....................................     3

Management's Discussion and Analysis of Financial Condition and
 Results of Operations ..................................................     4

Independent Auditors' Report ............................................    13

Consolidated  Balance  Sheets ...........................................    14

Consolidated  Statements  of Operations .................................    15

Consolidated  Statements of Stockholders' Equity  .......................    16

Consolidated  Statements  of Cash Flows .................................    17

Notes to Consolidated Financial Statements ..............................    18

Stockholder  Information ................................................    38

Directors  and  Executive  Officers .....................................    39

Dear Stockholders,


The  year of 1999  has been a good one for our  Company.  Webster  City  Federal
Savings Bank completed the formation of Webster City Federal Bancorp, its holding company, on July 1, 1999. The formation of the Bancorp has allowed us to repurchase common stock in the market - an effective use of our capital. Our first 10% repurchase was completed in early November. An additional 10% repurchase was announced in December of 1999.

Profitability of the Company remained strong in 1999 with net income of $1,250,000 or $.60 per share. Return on average assets was 1.39%.

We continue to be a market leader in lending in the area. Net loans receivable increased by 9.6% in 1999. Non-performing assets remained at the lowest levels in our history at .01% of assets. Core deposits remained stable for the year.

With competition becoming stronger on both the deposit and lending sides, we are confident that with our strong capital position we will be able to meet those challenges and use our capital to enhance our shareholder value.

Webster City Federal Bancorp and subsidiaries are community oriented. We believe first-rate customer service will continue to be important to the public, and we intend to be the best. We are proud of a staff who does a top-notch job of service. First-rate customer service will always be our priority.

We recognize the importance of using our capital position to enhance stockholder value, and will continue to explore our options to make the best decisions for all shareholders.

Thank you from the directors, officers and staff for being a part of this great company.



Sincerely,



/s/Phyllis A. Murphy
--------------------
Phyllis A. Murphy
President

Selected Consolidated Financial and Other Data

         The following table sets forth certain consolidated financial and other data of Webster City Federal Bancorp (the "Company") at the dates and for the periods indicated. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein.

Selected Financial Condition Data

                                                                              At December 31,
                                                          -------------------------------------------------------
                                                            1999        1998        1997       1996        1995
                                                          -------     -------     -------     -------     -------
                                                                               (In Thousands)
Total assets ........................................     $94,525     $94,084     $95,024     $93,810     $96,538
Loans receivable, net
    Real estate .....................................      58,592      53,084      50,431      49,876      49,350
    Consumer and other ..............................       3,600       3,668       3,891       4,277       3,981
                                                          -------     -------     -------     -------     -------
    Total loans receivable, net .....................      62,192      56,752      54,322      54,153      53,331

Mortgage-backed securities ..........................       7,806       9,987      14,923      18,579      17,418
Investments .........................................      14,916       9,899      16,637      14,957      16,933
Cash and cash equivalents ...........................       4,986      13,187       5,893       3,759       4,719
Deposits ............................................      67,918      68,704      71,527      70,952      73,877
Stockholders' equity, substantially restricted ......      22,348      23,086      22,350      21,769      21,502


Summary of Operations

                                                                       Year Ended December 31,
                                                      --------------------------------------------------------
                                                        1999        1998        1997        1996        1995
                                                      -------     -------     -------     -------      -------
                                                            (Dollars in thousands, except earnings per share
                                                                  and cash dividends per share amounts)
Interest income .................................     $ 6,410     $ 6,646     $ 6,740     $ 6,707      $ 6,687
Interest expense ................................       3,010       3,339       3,364       3,447        3,743
                                                      -------     -------     -------     -------      -------
   Net interest income before provision
     for loan losses ............................       3,400       3,307       3,376       3,260        2,944
Provision for loan losses .......................        --          --            40         125           15
                                                      -------     -------     -------     -------      -------
   Net interest income after provision
     for loan losses ............................       3,400       3,307       3,336       3,135        2,929
                                                      -------     -------     -------     -------      -------
Noninterest income:
  Service charges and other fees ................         162         188         157         159          148
  Other income ..................................          51          56          48          59           68
                                                      -------     -------     -------     -------      -------
   Total noninterest income .....................         213         244         205         218          216
Noninterest expense:
  Salaries and employee benefits ................         811         789         723         702          736
  Premises and equipment ........................         117          79          95          86          101
  Other real estate expenses, net ...............           2           2           5         (29)          12
  Advertising ...................................          29          27          28          31           28
  Federal deposit insurance premiums ............          40          43          36         170          172
 Special insurance assessment ...................        --          --          --           502         --
  Other .........................................         585         492         493         440          447
                                                      -------     -------     -------     -------      -------
    Total noninterest expense ...................       1,584       1,432       1,380       1,902        1,496
                                                      -------     -------     -------     -------      -------
Income before income taxes and accounting changes       2,029       2,119       2,161       1,451        1,649
Income tax expense ..............................         780         803         797         542          614
                                                      -------     -------     -------     -------      -------
  Net income ....................................     $ 1,249     $ 1,316     $ 1,364     $   909      $ 1,035
                                                      =======     =======     =======     =======      =======


Earnings per share - basic ......................     $  0.60     $  0.63     $  0.66     $  0.44      $  0.50
                                                      =======     =======     =======     =======      =======

Earnings per share - diluted ....................     $  0.60     $  0.62     $  0.65     $  0.44      $  0.50
                                                      =======     =======     =======     =======      =======

Cash dividends per share ........................     $  0.80     $  0.80     $  0.80     $  0.75      $  0.85
                                                      =======     =======     =======     =======      =======

Key Financial Ratios and Other Data

                                                          At or for the Year Ended December 31,
                                                -------------------------------------------------------
                                                 1999       1998         1997         1996        1995
                                                 ----       ----         ----         ----        ----
Equity to assets at year end                    23.64%     24.54%       23.52%       23.21%      22.27%
Net interest spread                              2.61%      2.39%        2.51%        2.39%       1.97%
Net interest margin                              3.72%      3.56%        3.65%        3.48%       3.08%
Return on average assets                         1.39%      1.39%        1.45%        0.95%       1.06%
Return on average equity                         5.71%      5.79%        6.19%        4.20%       4.86%
Stockholders' equity to average assets ratio    23.98%     24.36%       23.70%       22.71%      22.06%
Noninterest income to average assets ratrio      0.22%      0.26%        0.22%        0.24%       0.22%
Noninterest expense to average assets ratio      1.69%      1.52%        1.47%        2.00%       1.54%
Nonperforming loans to net loans                 0.01%      0.03%        0.00%        0.05%       1.18%
Nonperforming assets to total assets             0.01%      0.04%        0.06%        0.14%       0.74%
Average interest-earning assets to
  average interest-bearing liabiliti1ies       133.80%    132.50%      131.37%      129.77%      128.44%
Allowance for loan losses to
  net loans receivable                           0.61%      0.68%        0.71%        0.67%        0.83%
Allowance for loan losses to
  nonperforming loans                              N/M        N/M          N/M          N/M       70.77%

Net interest income to noninterest expense     214.71%    230.78%      248.26%      171.46%      196.79%

Number of full service offices                      1          1            1            1            1


   N/M = Not Meaningful

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

         Webster City Federal Bancorp (the "Company") is a bank holding company whose primary asset is 100% of the outstanding shares of Webster City Federal Savings Bank (the "Bank") which reorganized into the holding company structure, effective July 1, 1999. In the holding company reorganization, each outstanding share of the Bank's common stock was converted into one share of the Company's common stock, and each stockholder of the Bank received the same ownership interest in the Company immediately following the holding company reorganization as he or she had in the Bank immediately prior to that transaction.

           The Company focuses on establishing and maintaining long-term relationships with customers, and is committed to serving the financial service needs of the communities in its market area. The Company attracts retail deposits from the general public and uses those deposits, together with borrowed funds, to originate residential mortgage loans and to make consumer loans.

         The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy primarily by using retail deposits and, to a lesser extent, public funds as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate located in the Company's market area, home equity loans, mortgage-backed securities and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating the Bank as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage loans, mortgage-backed securities and other securities issued or guaranteed by the United States Government or agencies thereof; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; and (4) managing interest rate risk exposure while achieving desirable levels of profitability.

         The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the its interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-bearing deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities, which consist of savings deposits. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's earnings also are affected by its level of non-interest income
including  primarily  service  fees  and  charges,  and  non-interest   expense,
including primarily compensation and employee benefits, and SAIF deposit insurance premiums. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Comparison of Financial Condition

         Total assets increased $441,400, or .5%, to $94.5 million at December 31, 1999 from $94.1 million at December 31, 1998. Deposits decreased by $786,000, or 11.4%, to $67.9 million at December 31, 1999 from $68.7 million at December 31, 1998. Cash and cash equivalents decreased by $8.2 million, or 62.2%, to $5.0 million on December 31, 1999 from $13.2 million at December 31, 1998. This was due to a number of investments coming due in the latter part of 1998 that were reinvested in January of 1999. Investments (other than mortgage-backed securities) increased $5.0 million, or 50.7%, to $14.9 million at December 31, 1999 from $9.9 million at December 31, 1998. Net loans increased $5.4 million, or 9.6%, to $62.2 million at December 31, 1999 from $56.7 million at December 31, 1998. Mortgage-backed securities decreased $2.2 million, or 21.8%, to $7.8 million at December 31, 1999 from $10.0 million at December 31, 1998.

         Stockholders' equity decreased by $738,000, or 3.2%, to $22.3 million at December 31, 1999 from $23.1 million at December 31, 1998. The decrease in stockholders' equity was due to net income of $1.2 million, offset by dividends of $751,500 being paid to the stockholders and the repurchase of 96,938 shares of common stock for $1.5 million.

Results of Operations

         General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, mortgage-backed securities, interest-earning deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities, which have consisted of savings deposits and, to a lesser extent, public funds. The Company had net income of $1.2 million for the year ended December 31, 1999 compared to $1.3 million, and $1.4 million, for the years ended December 31, 1998, and 1997, respectively.

Average Balance Sheet

         The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances rather than daily average balances has caused any material difference in the information presented.

                                                                                       Year Ended December 31,
                                                 ----------------------------------------------------------------------------------
                                                                  1999                                 1998
                                                 ----------------------------------------------------------------------------------
                                                                                       (Dollars in Thousands)
                                                 Yield/Rate                                 Average                          Average
                                                     at          Average                    Yield/    Average                Yield/
                                                 December 31,    Balance        Interest      Cost    Balance     Interest    Cost
                                                 ------------    -------        --------      ----    -------     --------     ----
Interest-earning assets:
   Loans receivable, net                            7.68%        $58,312        $4,502      7.72%    $55,704      $4,309      7.74%
   Mortgage-backed securities                       6.68%          9,006           571      6.34%     12,313         856      6.95%
   Investment securties                             6.04%         15,183           924      6.09%     14,560         959      6.59%
   Other interest earning assets                    4.75%          8,670           413      4.76%     10,310         522      5.06%
                                                                 -------        ------               -------      ------
      Total interest-earning assets                               91,171         6,410      7.03%     92,887       6,646      7.15%
Other noninterest-earning assets                                   2,004                               1,887
                                                                 -------                             -------
      Total assets                                               $93,175                             $94,774
                                                                 =======                             =======
Interest-bearing liabilities:
   Deposits                                         4.29%         66,531         2,924      4.40%     68,701       3,270      4.76%
   Borrowings                                       5.55%          1,608            86      5.35%      1,401          69      4.93%
                                                                 -------        ------               -------      ------
      Total interest-bearing liabilities                          68,139         3,010      4.42%     70,102       3,339      4.76%
Noninterest-bearing liabilities                                    2,256                               1,946
                                                                 -------                             -------
      Total liabilities                                           70,395                              72,048
Stockholders' equity                                              22,780                              22,726
                                                                 -------                             -------
      Total liabilities and stockholders' equity                 $93,175                             $94,774
                                                                 =======                             =======
Net interest income                                                             $3,400                            $3,307
                                                                                ======                            ======
Net interest rate spread                                                                    2.61%                             2.39%
                                                                                          ======                            ======
Net interest margin (1)                                                                     3.72%                             3.56%
                                                                                          ======                            ======
Ratio of average interest-earning assets to
   average interest-bearing liabilities                                                   133.80%                           132.50%
                                                                                          ======                            ======

                                                                   1997
                                                     ------------------------------
                                                                             Average
                                                      Average                Yield/
                                                      Balance    Interest      Cost
                                                      -------    --------      ----
Interest-earning assets:
   Loans receivable, net                              $54,058      $4,205      7.78%
   Mortgage-backed securities                          16,717       1,189      7.11%
   Investment securties                                15,536       1,026      6.60%
   Other interest earning assets                        6,116         320      5.23%
                                                      -------      ------
      Total interest-earning assets                    92,427       6,740      7.29%
Other noninterest-earning assets                        1,879
                                                      -------
      Total assets                                    $94,306
                                                      =======
Interest-bearing liabilities:
   Deposits                                            70,081       3,342      4.77%
   Borrowings                                             276          22      7.97%
                                                      -------      ------
      Total interest-bearing liabilities               70,357       3,364      4.78%
Noninterest-bearing liabilities                         1,893
                                                      -------
      Total liabilities                                72,250
Stockholders' equity                                   22,056
                                                      -------
      Total liabilities and stockholders' equity      $94,306
                                                      =======
Net interest income                                                $3,376
                                                                   ======
Net interest rate spread                                                       2.51%
                                                                             ======
Net interest margin (1)                                                        3.65%
                                                                             ======
Ratio of average interest-earning assets to
   average interest-bearing liabilities                                      131.37%
                                                                             ======


(1) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis

         The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates
(changes in rate multiplied by old average volume); (iii) the net change. Changes attributable to both rate and volume have been allocated proportionately to the change due to volume and the change due to rate.

Rate/Volume Analysis
                                                                 Years Ended December 31,
                                            ---------------------------------------------------------------
                                                     1999 vs 1998                      1998 vs 1997
                                            ------------------------------    -----------------------------
                                                Increase/                          Increase/
                                               (Decrease)                         (Decrease)
                                                 Due to           Total             Due to         Total
                                            -----------------    Increase     ----------------    Increase
                                            Volume      Rate    (Decrease)    Volume      Rate   (Decrease)
                                            ------      ----    ----------    ------      ----   ----------
                                                    (In Thousands)                   (In Thousands)
Interest income:
   Investment securities ...............     $  40      ($ 75)     ($ 35)     ($ 64)     ($  3)     ($ 67)
   Loans receivable, net ...............       201         (8)       193        127        (23)       104
   Mortgage-backed securities ..........      (215)       (70)      (285)      (307)       (26)      (333)
   Other interest earning assets .......       (79)       (30)      (109)       212        (10)       202
                                             -----      -----      -----      -----      -----      -----
      Total interest-earning assets ....     ($ 53)     ($183)     ($236)     ($ 32)     ($ 62)     ($ 94)
                                             -----      -----      -----      -----      -----      -----


Interest-bearing liabilities:
   Deposits ............................      (161)      (185)      (346)       (66)        (6)       (72)
   Borrowings ..........................       108        (91)        17         58        (11)        47
                                             -----      -----      -----      -----      -----      -----
      Total interest-bearing liabilities     ($ 53)     ($276)     ($329)     ($  8)     ($ 17)     ($ 25)
                                             -----      -----      -----      -----      -----      -----

Net change in interest income: .........     $   0      $  93      $  93      ($ 24)     ($ 45)     ($ 69)
                                             =====      =====      =====      =====      =====      =====

Comparison of Operating Results for the Years Ended December 31, 1999 and December 31, 1998.

         Interest Income. Total interest income decreased by $236,000, or 3.6%, to $6.4 million for the year ended December 31, 1999 from $6.6 million for the year ended December 31, 1998. The decrease in interest income resulted primarily from the decrease in average yield on the Bank's interest-earning assets to 7.03% from 7.15%. Declining market interest rates were the major causes of the decrease in average yield on interest-earning assets. Average interest-earning assets decreased by $1.7 million to $91.2 million from $92.9 million. The decrease in average interest-earning assets resulted primarily from a decrease of $3.3 million, or 26.9%, in the average balance of mortgage-backed securities and a decrease of $1.6 million or 15.9% in average balance of other interest-earning assets, offset by a $2.6 million, or 4.7%, increase in the average balance of net loans receivable.

         Interest income on real estate and other loans increased by $193,000, or 4.5%, to $4.5 million for the year ended December 31, 1999 from $4.3 million for the year ended December 31, 1998. This increase in interest income was the result of a net increase in average loans outstanding for 1999 as compared to 1998, due to increased loan originations. The average yield on the loan portfolio decreased to 7.72% for the year ended December 31, 1999 from 7.74% for the year ended December 31, 1998. The Company uses a lagging index for its adjustable rate loans and this caused the overall yield on the loan portfolio to decrease in 1999 compared to 1998. Refinancing of existing loans and lower rates being offered on new loans also caused the yield on our loan portfolio to decline. Interest income on mortgage-backed securities decreased by $285,000, or 33.3%, to $571,300. The decrease in interest income resulted from a decrease in average mortgage-backed securities outstanding of $3.3 million, or 26.9% and a decrease in average yield on mortgage-backed securities to 6.34% from 6.95% due to lower market interest rates.

         Interest Expense. Total interest expense decreased by $329,000, or 9.8%, to $3.0 million for the year ended December 31, 1999 from $3.3 million for the year ended December 31, 1998. The principal reason for the decrease in interest expense was a decrease in the balance of average deposits of $2.1 million, or 3.2%, to $66.5 million for year ended December 31, 1999 from $68.7 million for year ended December 31, 1998. At the same time the average rates paid on deposits dropped to 4.39% from 4.76% the prior year. Part of the decrease in deposit interest expense was offset by an increase in the Company's borrowings. The Company borrowed an additional $2.0 million in October 1999 at a rate of 5.55% which increased the Company's interest expense.

         Net Interest Income. Net interest income increased by $93,000, or 2.8%, to $3.4 million for the year ended December 31, 1999, from $3.3 million for the year ended December 31, 1998. The principal reason for the increase in net interest income was an increase in the Company's interest rate spread to 2.61% from 2.39%, and an increase in the Company's ratio of average interest-earning assets to average interest-bearing liabilities.

         Provision for Loan Losses. The Company maintains an allowance for loan losses based upon management's evaluation of risks in the loan portfolio, the Company's past loan loss experience, and current and expected future economic conditions. The Company had no provision for loan losses for the year ended December 31, 1999 or in 1998. Management believes that its provisions for loan losses have maintained its allowance for loan losses at a level that is adequate to provide for loan losses, although there can be no assurance that such losses will not exceed estimated amounts.

         Non-interest Income. Non-interest income decreased by $31,000, or 12.7%, to $213,000 for the year ended December 31, 1999, from $244,000 for the same period ended December 31, 1998. The decrease in non-interest income was due to decreased fees from loan activities.

         Non-interest Expense. Non-interest expense increased by $150,700, or 10.5%, to $1.6 million for the year ended December 31, 1999 from $1.4 million for the year ended December 31, 1998. Non-interest expense consists primarily of salaries and employee benefits, premises and occupancy costs, furniture and equipment expense, data processing expense, SAIF deposit insurance premiums and stock related expenses. Compensation and benefit costs increased due to salary increases and the Bank paying off its ESOP loan of approximately $159,000 on June 30, 1999.

         Income Taxes. Income tax expense decreased by $23,000, or 2.9%, to $780,000 for the year ended December 31, 1999 from $803,000 for the same period in 1998. The effective tax rate for 1999 was 38.4% compared to 37.9% in 1998.

Comparison of Operating Results for the Years Ended December 31, 1998 and December 31, 1997.

         Interest Income. Total interest income decreased by $94,000, or 1.4%, to $6.6 million for the year ended December 31, 1998 from $6.7 million for the year ended December 31, 1997. The decrease in interest income resulted primarily from the decrease in average yield on the Bank's interest-earning assets to 7.15% from 7.29%. Primarily declining market interest rates caused the decrease in average yield on interest-earning assets. Average interest-earning assets increased by $.5 million to $92.9 million from $92.4 million. The increase in average interest-earning assets resulted primarily from an increase of $4.2 million, or 68.6%, in the average balance of other interest-earning assets, offset by a $4.4 million, or 26.4%, decrease in mortgage-backed securities.

         Interest income on real estate and other loans increased by $104,000, or 2.5%, to $4.3 million for the year ended December 31, 1998 from $4.2 million for the year ended December 31, 1997. This increase in interest income was the result of a net increase in average loans outstanding for 1998 as compared to 1997, due to increased loan originations. The average yield on the loan portfolio decreased to 7.74% for the year ended December 31, 1998 from 7.78% for the year ended December 31, 1997. The Bank uses a lagging index for its adjustable rate loans and this caused the overall yield on the loan portfolio to decrease in 1998 compared to 1997. Refinancing of existing loans and lower rates being offered on new loans also caused the yield on our loan portfolio to decline. Interest income on mortgage-backed securities decreased by $333,000, or 28.0%, to $.9 million. The decrease in interest income resulted from a decrease in average mortgage-backed securities outstanding of $4.4 million, or 26.4% and a decrease in average yield on mortgage-backed securities to 6.95% from 7.11% due to lower market interest rates.

         Interest Expense. Total interest expense decreased by $25,000, or .7%, to $3.3 million for the year ended December 31, 1998 from $3.4 million for the year ended December 31, 1997. The principal reason for the decrease in interest expense was a decrease in the balance of average deposits of $1.4 million, or 2.0%, to $68.7 million for year ended December 31, 1998 from $70.1 million for year ended December 31, 1997. At the same time the average rates paid on deposits dropped to 4.76% from 4.77% the prior year. Part of the decrease in deposit interest expense was offset by an increase in the Bank's borrowings. The Bank borrowed $1.2 million in January of 1998 at 4.79%, which increased the Bank's interest expense by $55,000.

         Net Interest Income. Net interest income decreased by $69,000, or 2.1%, to $3.3 million for the year ended December 31, 1998, from $3.4 million for the year ended December 31, 1997. The principal reason for the decrease in net interest income was a decrease in the Bank's interest rate spread to 2.39% from 2.51%, and a decrease in the Bank's ratio of average interest-earning assets to average interest-bearing liabilities.

         Provision for Loan Losses. The Bank maintains an allowance for loan losses based upon management's evaluation of risks in the loan portfolio, the Bank's past loan loss experience, and current and expected future economic conditions. The Bank had no provision for loan losses for the year ended December 31, 1998 down from $40,000 for the year ended December 31, 1997. The decrease was due to fewer charge-offs and fewer delinquencies in total loans receivable outstanding for the year ended December 31, 1998. Management believes that its provisions for loan losses have maintained its allowance for loan losses at a level that is adequate to provide for loan losses, although there can be no assurance that such losses will not exceed estimated amounts.

         Non interest Income. Non interest income increased by $39,000, or 19.0%, to $244,000 for the year ended December 31, 1998, from $205,000 for the same period ended December 31, 1997. The increase in non interest income was due to increased fees from loan activities.

         Non interest Expense. Non interest expense increased by $54,000, or 3.9%, to $1.4 million for the year ended December 31, 1998 from $1.4 million for the year ended December 31, 1997. Non interest expense consists primarily of salaries and employee benefits, premises and occupancy costs, furniture and equipment expense, data processing expense, SAIF deposit insurance premiums and stock related expenses. Compensation and benefit costs increased, due to salary increases and the Bank adding two additional employees late in the year.

         Income Taxes. Income tax expense increased by $6,000, or .8%, to $803,000 for the year ended December 31, 1998 from $797,000 for the same period in 1997. The effective tax rate for 1998 was 37.9% compared to 36.9% in 1997.

Asset and Liability Management-Interest Rate Sensitivity Analysis

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

         The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities and interest rates of its interest rate sensitive assets and liabilities by emphasizing ARM loans and fixed-rate one- to four-family mortgage loans with terms of 15 years or less, and by maintaining relatively high levels of liquidity. By maintaining a significant percentage of its assets in cash and other liquid investments, the Company is able to reinvest a higher percentage of its assets more quickly in response to changes in market interest rates, thereby reducing its exposure to interest rate volatility. In addition, the Company offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms.

Market Risk Management

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Company's net interest income or the economic value of its portfolio of assets, liabilities, and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how those exposures were managed in 1999 have changed when compared to 1998. Market risk limits have been established by the Board of Directors based on the Company's tolerance for risk.

The Company primarily relies on the OTS Net Portfolio Value Model (the Model) to measure its susceptibility to interest rate changes. Net portfolio value (NPV) is defined as the present value of expected net cash flows from existing assest minus the present value of expected net cash flows from existing liabilities plus or minus the present value of net expected cash flows from existing off-balance sheet contracts. The Model estimates the current economic value of each type of asset, liability, and off-balance sheet contract after various assumed instantaneous, parallel shifts in the Treasury yield curve both upward and downward.

The NPV Model uses an option-based pricing approach to value one-to-four family mortgages, mortgages serviced by or for others, and firm commitments to buy, sell, or originate mortgages. This approach makes use of an interest rate simulation program to generate numerous random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows. Prepayment options and interest rate caps and floors contained in mortgages and mortgage-related securities introduce significant uncertainty in estimating the timing of cash flows for these instruments that warrants the use of this sophisticated methodology. All other financial instruments are valued using a static discounted cash flow method. Under this approach, the present value is determined by discounting the cash flows the instrument is expected to generate by the yields currently available to investors from an instrument of comparable risk and duration.

The following table sets forth the present value estimates for major categories of financial instruments of the Company at December 31, 1999, as calculated by the OTS NPV Model. The table shows the present value of the instruments under rate shock scenarios of -300 basis points to +300 basis points in increments of 100 basis points. As illustrated in the table, the Company's NPV is more sensitive in a rising rate scenario than in a falling rate scenario. As market rates increase, the market value of the Company's large portfolio of mortgage loans and securities declines significantly and prepayments slow. As interest rates decrease, the market value of mortgage loans and mortgage-backed securities increase less dramatically due to prepayment risk, periodic rate caps, and other embedded options.

Actual changes in market value will differ from estimated changes in this table due to various risks and uncertainties.


                                     Present Value Estimates by Interest Rate Scenario
                                                Calculated at September 1999


                                   -300 bp     -200 bp      -100 bp       0 bp         +100 bp       +200 bp       +300 bp
                                                                    (Dollars in Thousands)
Financial Instrument:
Mortgage loans and securities     $68,542       67,498       66,434       65,075        63,408        61,604        59,754
Non-mortgage loans ..........       3,536        3,483        3,432        3,382         3,334         3,286         3,240
Cash, deposits and securities      20,360       20,285       20,194       19,725        19,226        18,750        18,295
Other assets ................       1,612        1,891        2,232        2,661         3,078         3,469         3,836
Total assets ................      94,050       93,157       92,292       90,843        89,046        87,109        85,125
Deposits ....................      67,912       67,425       66,949       66,484        66,030        65,586        65,152
Borrowings ..................       1,202        1,201        1,200        1,199         1,198         1,197         1,196
Other liabilities ...........       1,158        1,158        1,158        1,158         1,158         1,158         1,158
Total liabilities ...........      70,272       69,784       69,307       68,841        68,386        67,941        67,506
Commitments .................          51           37           21           (3)          (32)          (62)          (91)
Net portfolio value .........     $23,829       23,410       23,006       21,999        20,628        19,106        17,528
Net portfolio value ratio ...       25.34%       25.13%       24.93%       24.22%        23.17%        21.94%        20.59%
NPV minimum board limit .....       24.00%       23.00%       22.00%       21.00%        20.00%        19.00%        18.00%

Liquidity and Capital Resources

         The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The Company's liquidity ratio averaged 28.58% during the month of December 1999. Liquidity ratios averaged 28.6% for the three months ended December 31, 1999. The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset and liability management objectives.

         The Company's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 1999, $7.4 million, or 35.5%, of the Company's investment portfolio (including cash, deposits in other financial institutions, FHLB stock, and securities) was scheduled to mature in one year or less, $12.5 million, or 59.7%, was scheduled to mature in one to five years, and $1.0 million or 5.0%, was scheduled to mature in over five years. Assets qualifying for liquidity outstanding at December 31, 1999 amounted to $20.1 million. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Consolidated Financial Statements.

         A major portion of the Company's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash are net earnings, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts. Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, it may borrow from the FHLB, which provides an additional source of funds.

         At December 31, 1999, the Company had core capital of $21.5 million, or 22.7% of adjusted total assets, which was approximately $17.7 million above the minimum requirements of 4.0%, of adjusted total assets in effect on that date. On December 31, 1999, the Company had risk-based capital of $21.9 million
(including $21.5 million in risk-based capital), or 50.1% of risk-weighted assets of $43.7 million. This amount was $18.4 million above the 8% requirement in effect on that date. The Company is presently in compliance with the fully phased-in capital requirements.

         At December 31, 1999, the Company had outstanding loan commitments of $405,000. This amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year as of December 31, 1999, totaled $34.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

Impact of Inflation and Changing Prices

         The Consolidated Financial Statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

         SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS 137 will be effective for the Company for the year beginning January 1, 2001. Management is evaluating the impact the adoption of SFAS 133 and SFAS 137 will have on the Company's consolidated financial statements. The Company expects to adopt SFAS No. 133 and 137 when required.

Impact of Year 2000 Compliance

         The Board of Directors was aware of the potential risk that Year 2000 posed for the Company and had assigned an individual to establish a Year 2000 formal project plan, which was developed and adopted by the Company. Testing and contingency plans were also developed and adopted by the Company, and testing procedures were also implemented.

         The Company's contingency plans included two components, business remediation and business resumption. The business remediation plan was developed to mitigate the risk associated with the failure to successfully complete system renovation, validation or implementation of the Company's Year 2000 readiness. This plan pertained to mission-critical systems developed in-house, by outside software vendors, and by third-party service providers. The business resumption plan was designed to be implemented in the event there was a system failure at critical dates.

         The Company did not feel that with all of its planning and testing as well as having contingency plans in place they would experience any major Year 2000 problems at the end of the year. The Company did not experience any problems at year-end nor have we experienced a problem on any of the critical dates identified as potential problems during the first quarter of the year 2000.

Safe Harbor Statement

         This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory situation, monetary and fiscal policies of the U.S. Government, including polices of the U.S. Treasury and the Federal Reserve Board, the quality of composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the

Company's market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Bank's filings with the Securities Exchange Commission.

                          Independent Auditors' Report



     The Board of Directors
     Webster City Federal Bancorp
     Webster City, Iowa:


     We have audited the accompanying consolidated balance sheets of Webster City Federal Bancorp and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Webster City Federal Bancorp and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                                                     /s/KPMG LLP
                                                                     -----------
                                                                        KPMG LLP

     Des Moines, Iowa
     January 21, 2000

                                   WEBSTER CITY FEDERAL BANCORP
                                         AND SUBSIDIARIES
                                    Consolidated Balance Sheets
                                    December 31, 1999 and 1998

                                Assets                                 1999              1998
                                                                   ------------      ------------
Cash and cash equivalents ....................................     $  4,986,099        13,186,836
Time deposits in other financial institutions ................        2,585,000         2,265,000
Securities held-to-maturity (market value of $22,129,444
    in 1999 and $20,064,845 in 1998) (note 2) ................       22,721,595        19,886,768
Loans receivable, net (notes 3 and 4) ........................       62,192,330        56,751,506
Real estate, net (note 5) ....................................             --              22,460
Federal Home Loan Bank (FHLB) stock, at cost .................          613,200           613,200
Office property and equipment, net (note 6) ..................          485,085           496,356
Deferred taxes on income (note 9) ............................          156,000           137,000
Accrued interest receivable (notes 2 and 3) ..................          761,267           663,648
Prepaid expenses and other assets ............................           24,513            60,954
                                                                   ------------      ------------

                                                                   $ 94,525,089        94,083,728
                                                                   ============      ============
                  Liabilities and Stockholders' Equity

Deposits (note 7) ............................................     $ 67,918,202        68,703,588
FHLB advance (note 8) ........................................        3,200,000         1,200,000
Advance payments by borrowers for taxes and insurance ........          274,377           219,583
Employee stock ownership plan (ESOP) borrowing (note 10) .....             --             159,064
Accrued interest payable (note 7) ............................          122,212           110,393
Current income taxes payable (note 9) ........................           27,458            51,554
Accrued expenses and other liabilities (note 10) .............          634,535           553,811
                                                                   ------------      ------------

             Total liabilities ...............................       72,176,784        70,997,993
                                                                   ------------      ------------
Stockholders' equity (note 11):
    Serial preferred stock, $.10 par value;
      authorized 10,000,000 shares, none issued ..............             --                --
    Common stock, $.10 par value; authorized
      20,000,000 shares, 2,122,216 and 2,115,990
      issued and outstanding in 1999 and 1998, respectively ..          212,222           211,599
    Additional paid-in capital ...............................        9,093,681         9,012,687
    Retained earnings, substantially restricted ..............       14,518,728        14,020,513
    Unearned ESOP shares .....................................             --            (159,064)
    Treasury stock, 96,938 shares ............................       (1,476,326)             --
                                                                   ------------      ------------

             Total stockholders' equity ......................       22,348,305        23,085,735
                                                                   ------------      ------------
Commitments and contingencies (notes 3 and 14)

             Total liabilities and stockholders' equity ......     $ 94,525,089        94,083,728
                                                                   ============      ============

See accompanying notes to consolidated financial statements.

                                         WEBSTER CITY FEDERAL BANCORP
                                               AND SUBSIDIARIES
                                     Consolidated Statements of Operations
                                 Years ended December 31, 1999, 1998, and 1997

                                                                        1999           1998            1997
                                                                     ----------     ----------     ----------
Interest income:
    Loans receivable ...........................................     $4,502,081      4,309,340      4,204,675
    Mortgage-backed and related securities .....................        571,316        856,476      1,189,466
    Investment securities ......................................        923,589        959,443      1,026,097
    Other interest earning assets ..............................        413,440        521,092        319,872
                                                                     ----------     ----------     ----------

             Total interest income .............................      6,410,426      6,646,351      6,740,110
                                                                     ----------     ----------     ----------

Interest expense:
    Deposits (note 7) ..........................................      2,924,174      3,269,914      3,341,865
    FHLB advance (note 8) ......................................         80,699         54,766           --
    ESOP loan interest (note 10) ...............................          5,086         14,182         22,246
                                                                     ----------     ----------     ----------

             Total interest expense ............................      3,009,959      3,338,862      3,364,111
                                                                     ----------     ----------     ----------

             Net interest income ...............................      3,400,467      3,307,489      3,375,999

Provision for losses on loans (note 4) .........................           --             --           40,000
                                                                     ----------     ----------     ----------

            Net interest income after provision
               for losses on loans .............................      3,400,467      3,307,489      3,335,999
                                                                     ----------     ----------     ----------

Noninterest income:
    Fees and service charges ...................................        162,211        188,123        157,242
    Other ......................................................         50,929         56,296         47,707
                                                                     ----------     ----------     ----------

            Total noninterest income ...........................        213,140        244,419        204,949
                                                                     ----------     ----------     ----------

Noninterest expense:
    Compensation, payroll taxes, and employee benefits (note 10)        810,858        789,227        723,497
    Advertising ................................................         28,712         27,346         28,209
    Office property and equipment ..............................        117,286         79,250         94,816
    Federal insurance premiums .................................         39,832         43,012         35,672
    Data processing services ...................................        113,219        101,780        100,430
    Other real estate expenses, net ............................          1,654          2,049          4,882
    Other ......................................................        472,365        390,516        392,064
                                                                     ----------     ----------     ----------

             Total noninterest expense .........................      1,583,926      1,433,180      1,379,570
                                                                     ----------     ----------     ----------

             Earnings before taxes on income ...................      2,029,681      2,118,728      2,161,378

Taxes on income (note 9) .......................................        780,000        803,000        797,000
                                                                     ----------     ----------     ----------

             Net earnings ......................................     $1,249,681      1,315,728      1,364,378
                                                                     ==========     ==========     ==========

Earnings per share - basic (note 1) ............................     $     0.60           0.63           0.66
                                                                     ==========     ==========     ==========

Earnings per share - diluted (note 1) ..........................     $     0.60           0.62           0.65
                                                                     ==========     ==========     ==========


See accompanying notes to consolidated financial statements.

                                                   WEBSTER CITY FEDERAL BANCORP
                                                         AND SUBSIDIARIES
                                          Consolidated Statements of Stockholders' Equity
                                                    December 31, 1999 and 1998

                                                                           Additional                    Unearned
                                                Common      Treasury         paid-in       Retained         ESOP
                                                stock          Stock         capital       earnings        shares        Total
                                             -----------   -----------    -----------   -----------    -----------    -----------
Balance at December 31, 1996 .............   $   210,000          --        8,780,686    13,089,481       (311,467)    21,768,700

Net earnings .............................          --            --             --       1,364,378           --        1,364,378
Exercise of options (9,383 shares) .......           938          --          114,870          --             --          115,808
Stock appreciation of allocated
    ESOP shares ..........................          --            --           17,100          --             --           17,100
Principal reduction ......................          --            --             --            --           74,984         74,984
Dividends paid on common stock ...........          --            --             --        (990,666)          --         (990,666)
                                             -----------   -----------    -----------   -----------    -----------    -----------

Balance at December 31, 1997 .............       210,938          --        8,912,656    13,463,193       (236,483)    22,350,304

Net earnings .............................          --            --             --       1,315,728           --        1,315,728
Exercise of options (6,610 shares) .......           661          --           61,177          --             --           61,838
Stock appreciation of allocated
    ESOP shares ..........................          --            --           38,854          --             --           38,854
Principal reduction ......................          --            --             --            --           77,419         77,419
Dividends paid on common stock ...........          --            --             --        (758,408)          --         (758,408)
                                             -----------   -----------    -----------   -----------    -----------    -----------

Balance at December 31, 1998 .............       211,599          --        9,012,687    14,020,513       (159,064)    23,085,735

Net earnings .............................          --            --             --       1,249,681           --        1,249,681
Exercise of options (6,229 shares) .......           623          --           71,933          --             --           72,556
Stock appreciation of allocated
    ESOP shares ..........................          --            --            9,061          --             --            9,061
Principal reduction ......................          --            --             --            --          159,064        159,064
Repurchase of common stock (96,938 shares)          --      (1,476,326)          --            --             --       (1,476,326)
Dividends paid on common stock ...........          --            --             --        (751,466)          --         (751,466)
                                             -----------   -----------    -----------   -----------    -----------    -----------

Balance at December 31, 1999 .............   $   212,222    (1,476,326)     9,093,681    14,518,728           --       22,348,305
                                             ===========   ===========    ===========   ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

                                                   WEBSTER CITY FEDERAL BANCORP
                                                         AND SUBSIDIARIES
                                               Consolidated Statements of Cash Flows
                                                 Years ended 1999, 1998, and 1997




                                                                                   1999             1998            1997
                                                                                ------------     ------------     ------------
Cash flows from operating activities:
    Net earnings ..........................................................    $  1,249,681        1,315,728        1,364,378
                                                                               ------------     ------------     ------------

    Adjustments  to  reconcile  net  earnings to net cash
      provided by operating activities:
        Depreciation ......................................................          51,890           36,210           46,790
        Amortization of fees and discounts, net ...........................           5,692            5,612          (42,315)
        Provision for losses on loans .....................................            --               --             40,000
        Gain on sale of real estate, net ..................................            --             (3,227)          (3,739)
        Earned but unallocated shares of ESOP .............................         159,064           77,419           74,984
        Stock appreciation of allocated ESOP shares .......................           9,061           38,854           17,100
        (Increase) decrease in accrued interest receivable ................         (97,619)           5,289            2,033
        Decrease (increase) in prepaid expenses and other assets ..........          36,441          (16,393)          13,544
        Increase in accrued interest payable ..............................          11,819            2,029           26,732
        Increase in accrued expenses and other liabilities ................          80,724           48,083           48,496
        (Decrease) increase in accrued taxes on income ....................         (24,096)          (9,549)          89,954
        Increase in deferred taxes on income ..............................         (19,000)         (48,000)         (38,000)
                                                                               ------------     ------------     ------------

             Total adjustments ............................................         213,976          136,327          275,579
                                                                               ------------     ------------     ------------

             Net cash provided by operating activities ....................       1,463,657        1,452,055        1,639,957
                                                                               ------------     ------------     ------------

Cash flows from investing activities:
    Proceeds from maturity of time deposits in other financial institutions       3,111,000        1,085,000        1,850,000
    Proceeds from the maturity of investment securities ...................       4,900,000       16,650,000        7,000,000
    Purchase of investment securities .....................................      (9,905,814)      (9,902,281)      (8,632,453)
    Purchase of time deposits .............................................      (3,431,000)      (2,265,000)      (2,800,000)
    Principal collected on mortgage-backed securities .....................       3,226,586        4,905,638        3,637,996
    Purchase of mortgage-backed securities ................................      (1,070,487)            --               --
    Net change in loans receivable ........................................      (5,431,628)      (2,488,656)        (256,688)
    Proceeds from the sale of real estate .................................          22,460          113,967          105,194
    Purchase of office property and equipment .............................         (40,619)          (9,990)         (31,682)
    Proceeds on sale of FHLB stock ........................................            --            166,300             --
                                                                               ------------     ------------     ------------

             Net cash (used in) provided by investing activities ..........      (8,619,502)       8,254,978          872,367
                                                                               ------------     ------------     ------------

Cash flows from financing activities:
    Net change in deposits ................................................        (785,386)      (2,823,575)         575,419
    Net (decrease) increase in advance payments by
      borrowers for taxes and insurance ...................................          54,794          (15,485)          (3,928)
    Proceeds from FHLB advance ............................................       2,000,000        1,200,000             --
    Repurchase of common stock ............................................      (1,476,326)            --               --
    ESOP costs ............................................................        (159,064)         (77,419)         (74,984)
    Proceeds on stock options .............................................          72,556           61,838          115,808
    Dividends paid ........................................................        (751,466)        (758,408)        (990,666)
                                                                               ------------     ------------     ------------

             Net cash used in financing activities ........................      (1,044,892)      (2,413,049)        (378,351)
                                                                               ------------     ------------     ------------

             Net (decrease) increase in cash and cash equivalents .........      (8,200,737)       7,293,984        2,133,973

Cash and cash equivalents at beginning of year ............................      13,186,836        5,892,852        3,758,879
                                                                               ------------     ------------     ------------

Cash and cash equivalents at end of year ..................................    $  4,986,099       13,186,836        5,892,852
                                                                               ============     ============     ============

Supplemental  disclosures  of cash flow  information:
  Cash paid during the year for:
      Interest ............................................................    $  2,998,140        3,336,833        3,337,379
      Taxes on income .....................................................         821,582          861,066          744,430
    Transfers from loans to real estate acquired through foreclosure ......            --               --             59,282
    Loan originated to facilitate sale of real estate .....................            --             73,918             --
                                                                               ============     ============     ============

See accompanying notes to consolidated financial statements.

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


  (1)   Summary of Significant Accounting Policies and Practices

        Description of Business

        Webster City Federal Bancorp (the Company) and its subsidiary, Webster City Federal Savings Bank (the Bank,) conduct operations from a single office in Webster City, Iowa, a community of approximately 8,000 people. The Bank is primarily engaged in the business of attracting deposits from the general public in its market area and investing such deposits in mortgage loans secured by one- to four-family residential real estate. The Bank's primary area for lending and other financial services consists of Hamilton County, Iowa, and the surrounding contiguous counties.

        Webster City Federal Bancorp was formed on July 1, 1999 pursuant to a plan of reorganization adopted by the Bank and its stockholders.
        Pursuant to the reorganization, each share of Webster City Federal Savings Bank stock held by existing stockholders of the Bank was exchanged for a share of common stock of Webster City Federal Bancorp. The reorganization had no financial statement impact and is reflected for all prior periods presented. Approximately 55% of the Company's capital stock is owned by WCF Financial M.H.C., a mutual holding company. The remaining 45% of the Company's capital stock is owned by the general public.

        Principles of Consolidation

        The consolidated financial statements include the accounts of Webster City Federal Bancorp, Webster City Federal Savings Bank, and the Bank's wholly owned subsidiary, WCF Service Corporation, which is engaged in the sales of mortgage life and credit life insurance to the Bank's loan customers. All material intercompany accounts and transactions have been eliminated.

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

        Earnings Per Share Computations

        The Company applies Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share for basic and diluted earnings per share calculation and reporting standards.

        Earnings per share-basic for 1999 is computed using the 2,080,517 weighted-average common shares outstanding for the year, which is net of 6,770 weighted-average unearned ESOP shares and 30,866 Treasury shares and divided into the net earnings of $1,249,681. Earnings per share-diluted for 1999 is computed using the 2,080,517 weighted-average common shares outstanding and adding the dilutive effect of stock options totaling 6,459 shares and divided into the net earnings of $1,249,681.


                                       18                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        Earnings per share-basic for 1998 is computed using the 2,092,818 weighted-average common shares outstanding for the year, which is net of 20,127 weighted-average unearned ESOP shares and divided into the net earnings of $1,315,728. Earnings per share-diluted for 1998 is computed using the 2,092,818 weighted-average common shares outstanding and adding the dilutive effect of stock options totaling 17,828 shares and divided into the net earnings of $1,315,728.

        Earnings per share-basic for 1997 is computed using the 2,075,850 weighted-average common shares outstanding for the year, which is net of 26,313 weighted-average unearned ESOP shares and divided into the net earnings of $1,364,378. Earnings per share-diluted for 1997 is computed using the 2,075,850 weighted-average common shares outstanding and adding the dilutive effect of stock options totaling 16,288 shares and divided into the net earnings of $1,364,378.

        Cash and Cash Equivalents

        For the purpose of reporting cash flows, the Company includes cash and due from other financial institutions and time deposits in other financial institutions with original maturities of three months or less in cash and cash equivalents. Included as cash equivalents at December 31, 1999 and 1998, were interest-bearing deposits totaling $4,239,112 and $12,906,270, respectively.

        Securities

        Investment securities are classified based on the Company's intended holding period. Securities which the Company has the ability and positive intent to hold to maturity are classified as held-to-maturity. Securities held principally for the purpose of near-term sales are classified as trading. Securities which may be sold prior to maturity to meet liquidity needs, to respond to market changes, or to adjust the Company's asset-liability position are classified as available-for-sale. At December 31, 1999 and 1998, the Bank had no trading securities or securities available-for-sale.

        Securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. Trading securities are carried at fair value, with gains and losses, both realized and unrealized, included in operations. Securities available-for-sale are carried at fair value, with the aggregate unrealized gains or losses, net of the effect of taxes on income, reported as a component of stockholders' equity.

        Mortgage-backed securities are classified as held-to-maturity at amortized cost. Premiums and discounts are amortized and accreted using the interest method over the remaining period to contractual maturity, adjusted for prepayments. Actual prepayment experience is periodically reviewed, and the amortization and accretion are adjusted accordingly. These investments are not carried as available-for-sale, as the Company has the ability and it is management's positive intent to hold them to maturity.

        Net realized gains or losses are shown in the statements of operations using the specific identification method.


                                       19                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        Allowance for Losses on Loans

        The allowance for losses on loans is maintained at an amount considered adequate to provide for such losses. The allowance for losses on loans is based on management's periodic evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb probable losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses.

        Accrued interest receivable on loans which become more than 90 days in arrears is charged to an allowance which is established by a charge to interest income. Interest income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

        Under the Company's credit policies, all loans with interest more than 90 days in arrears and restructured loans are considered impaired loans. Loan impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate except, where more practical, at the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

        Real Estate

        Real estate is carried at the lower of cost or fair value less estimated costs of disposition. When a property is acquired through foreclosure or a loan is considered impaired, any excess of the loan balance over fair value of the property plus disposition costs is charged to the allowance for losses on loans. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense. When circumstances indicate additional loss on the property, a direct charge to the provision for losses on real estate is made, and the real estate is recorded net of such provision.

        Loan Origination Fees and Related Costs

        Mortgage loan origination fees and certain direct loan origination costs, if material, are deferred, and the net fee or cost is amortized using the interest method over the estimated life of the loan. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.

        Premiums and discounts in connection with mortgage loans purchased are amortized over the term of the loans using the interest method.

                                       20                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        Financial Instruments with Off Balance Sheet Risk

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements (see note 3). The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation of the counterparty.

        Office Property and Equipment

        Office property and equipment are recorded at cost, and depreciation is provided primarily by the straight-line method over the estimated useful lives of the related assets, which range from 10 to 50 years for the office building and improvements and 5 to 25 years for furniture, fixtures, and equipment.

        Maintenance and repairs are charged against income. Expenditures for improvements are capitalized and subsequently depreciated. The cost and accumulated depreciation of assets retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts. Related profit or loss from such transactions is credited or charged to income.

        Taxes on Income

        The Company and its subsidiaries file consolidated federal income tax returns. Federal taxes on income are allocated based on taxable income or loss included in the consolidated return. For state tax purposes, the Bank files a franchise tax return and the Company and Bank's subsidiary files a consolidated corporate income tax return.

        The Company utilizes the asset and liability method for taxes on income and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Stock Option Plan

        The Company provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1996 and subsequent years as if the fair-value-based method, which recognizes as expense over the vesting period the fair value of stock-based awards at the date of grant, had been applied.

                                       21                            (Continued)

                          WEBSTER CITY FEDERAL BANCORP
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        Fair Value of Financial Instruments

        The  Company   discloses   estimated   fair  values  for  its  financial
        instruments. Fair value estimates, methods, and assumptions are set forth below:

              Cash and Cash Equivalents and Time Deposits in Other Financial Institutions

              The carrying amount is a reasonable estimate of fair value.

              Investment Securities

              The fair value of investment securities is estimated based on bid prices published in financial newspapers, bid quotations received from securities dealers, or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

              Mortgage-Backed and Related Securities

              The fair value of mortgage-backed and related securities is estimated based on bid prices published in financial newspapers and bid quotations received from securities dealers.

              Loans

              Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as real estate, consumer, and commercial. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience, with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

              FHLB Stock

              The value of FHLB stock is equivalent to its carrying value because the stock is redeemable at par value.

              Accrued Interest Receivable and Accrued Interest Payable

              The recorded amount of accrued interest receivable and accrued interest payable approximates fair value as a result of the short-term nature of the instruments.

                                       22                            (Continued)

                          WEBSTER CITY FEDERAL BANCORP
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


              Deposits

              The fair  value  of  deposits  with no  stated  maturity,  such as passbook; money market; noninterest bearing checking, and NOW accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

              FHLB Advance

              The fair value of the FHLB advance is based on the discounted value of the cash flows. The discount rate is estimated using the rates currently offered for fixed rate advances of similar remaining maturities.

              ESOP Borrowing

              The fair value of the ESOP borrowing is based on the discounted value of the cash flows using the current interest rate on a similar type of borrowing.

              Off Balance Sheet Assets (Liabilities)

              The unrealized gains and losses of commitments to extend credit are estimated using the difference between current levels of interest rates and committed rates. The unrealized gains and losses of letters of credit are based on fees currently charged for similar agreements.

              Limitations

              Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

        Effect of New Financial Accounting Standards

        Statement of Financial Accounting Standard (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of FASB Statement No. 133, will be effective for the Company for the year beginning January 1, 2001. Management is evaluating the impact the adoption of SFAS 133 will have on the Bank's consolidated financial statements. The Company expects to adopt SFAS 133 and 137 when required.


                                       23                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


  (2)   Securities Held-to-maturity

              Securities held-to-maturity at December 31, 1999 and 1998, were as follows:

                                                          Gross         Gross       Estimated
                                       Amortized       unrealized     unrealized      fair
               Description                cost            gains         losses        value
               -----------                ----            -----         ------        -----
1999:
    U.S. agency securities .......    $14,547,903          1,202        535,275     14,013,830
    Municipal bonds ..............        368,163           --           15,800        352,363
    Mortgage-backed securities:
      Federal National Mortgage
        Association (FNMA) .......      2,244,933          3,720         48,999      2,199,654
      Government National Mortgage
        Association (GNMA) .......      3,552,250         12,044         50,710      3,513,584
      Federal Home Loan Mortgage
        Corporation (FHLMC) ......      2,008,346         85,043         43,376      2,050,013
                                      -----------    -----------    -----------    -----------

                                      $22,721,595        102,009        694,160     22,129,444
                                      ===========    ===========    ===========    ===========

1998:
    U.S. agency securities .......    $ 9,899,361         86,185          5,300      9,980,246
    Mortgage-backed securities:
      FNMA .......................      2,290,650         30,656            494      2,320,812
      GNMA .......................      4,649,153         14,658         63,579      4,600,232
      FHLMC ......................      3,047,604        132,332         16,381      3,163,555
                                      -----------    -----------    -----------    -----------

                                      $19,886,768        263,831         85,754     20,064,845
                                      ===========    ===========    ===========    ===========


        The amortized cost and estimated fair value of securities held-to-maturity at December 31, 1999, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Amortized         Estimated
                                                       cost           fair value
                                                     -----------      -----------
Due in 1 year or less ........................      $      --               --
Due after 1 year through 5 years .............       13,497,903       13,021,055
Due after 5 years, but less than 10 years ....        1,418,163        1,345,138
Mortgage-backed and related securities .......        7,805,529        7,763,251
                                                    -----------      -----------

                                                    $22,721,595       22,129,444
                                                    ===========      ===========

                                        24                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        There were no sales of securities held-to-maturity during the years ended December 31, 1999, 1998, and 1997.

        At  December  31,  1999  and  1998,  accrued  interest   receivable  for
        securities held-to-maturity totaled $391,205 and $309,719, respectively.

  (3)   Loans Receivable

        At December 31, 1999 and 1998, loans receivable consisted of the following:

                                                     1999               1998
                                                ------------       ------------
Real estate loans:
    One- to four-family residential ......      $ 50,419,973         44,046,913
    Multifamily residential and other ....         5,248,000          5,960,374
    Home equity ..........................         4,141,657          4,346,663
                                                ------------       ------------

                                                  59,809,630         54,353,950
                                                ------------       ------------
Consumer and other loans:
    Automobile ...........................         1,682,000          1,535,628
    Home improvement .....................         1,083,439            963,075
    Loans on savings deposits ............           248,158            416,802
    Other ................................           587,492            752,391
                                                ------------       ------------

                                                   3,601,089          3,667,896
                                                ------------       ------------

Real estate sold on contract .............           100,235            128,322
                                                ------------       ------------

      Total loans receivable .............        63,510,954         58,150,168

Premium on loans purchased ...............             5,865             11,441
Unearned discount on loans purchased .....           (19,917)           (25,980)
Loans in process .........................          (922,170)          (998,935)
Allowance for losses on loans ............          (382,402)          (385,188)
                                                ------------       ------------

                                                $ 62,192,330         56,751,506
                                                ============       ============

        Accrued interest receivable on loans receivable was $354,009 and $353,929 at December 31, 1999 and 1998, respectively.

        The Company grants residential and commercial real estate loans and other consumer loans, primarily in its Hamilton County, Iowa, market area and adjacent counties. In addition, the Company has purchased residential loans, primarily in Iowa, Texas, and Colorado. At December 31, 1999, approximately $5.3 million of the Company's loans were secured by properties in Texas and Colorado. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Company's market area.


                                        25                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        Loans with interest more than 90 days in arrears, defined as impaired and carried on nonaccrual status, amounted to $-0- at December 31, 1999 and 1998. The allowance for loan losses related to these loans were $-0-. The average balances of nonaccrual loans for the years ended December 31, 1999 and 1998, were $23,084 and $26,058, respectively. For the years ended December 31, 1999 and 1998, interest income, which would have been recorded under the original terms of the loans, was approximately $1,628 and $500, respectively, with $1,628 interest income actually recorded.

        At December 31, 1998, the Company had commitments to buy or fund loans of approximately $405,000, including three fixed rate commitments at December 31, 1999, totaling $232,350 at an 8.25% interest rate. There were no commitments to sell loans.

        Loan customers of the Company include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at December 31, 1999 and 1998, amounted to $714,958 and $649,830, respectively. During the year ended December 31, 1998, $187,406 of new loans were made and repayments totaled $122,278.

  (4)   Allowance for Losses on Loans

        A summary of the allowance for losses on loans follows:

                                                     December 31
                                         --------------------------------------
                                            1999         1998          1997
                                         -----------  -----------   -----------
Balance at beginning of year           $    385,188      385,149       358,578

Provision for losses                             --           --        40,000
Charge-offs                                  (9,264)        (725)      (14,703)
Recoveries                                    6,478          764         1,274
                                         -----------  -----------   -----------

Balance at end of year                 $    382,402      385,188       385,149
                                         ===========  ===========   ===========

  (5)   Real Estate

        At December 31, 1999 and 1998, real estate consisted of $-0- and $22,460, respectively, of real estate acquired through foreclosure.


                                        26                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


  (6)   Office Property and Equipment

        At December 31, 1999 and 1998, the cost and accumulated depreciation of office property and equipment were as follows:

                                                       1999               1998
                                                     ----------       ----------
Land .......................................        $  125,746           125,746
Office building and improvements ...........           741,403           728,249
Furniture, fixtures, and equipment .........           409,376           381,910
                                                    ----------        ----------

                                                     1,276,525         1,235,905

Less accumulated depreciation ..............           791,440           739,549
                                                    ----------        ----------

                                                    $  485,085           496,356
                                                    ==========        ==========

  (7)   Deposits

        At December 31, 1999 and 1998, deposits are summarized as follows:

                                                      1999               1998
                                                  -----------        -----------
Passbook .................................        $ 4,730,437          4,490,441
Money market plus ........................          6,035,983          5,895,738
Noninterest-bearing checking .............          1,882,406            311,158
NOW ......................................          5,824,154          6,868,800
Certificates of deposit ..................         49,445,222         51,137,451
                                                  -----------        -----------

                                                  $67,918,202         68,703,588
                                                  ===========        ===========

        The  aggregate   amount  of  certificates  of  deposit  with  a  minimum
        denomination of $100,000 was approximately $7,116,565 and $8,225,000 at December 31, 1999 and 1998, respectively.

        At December 31, 1999, the scheduled maturities of certificates of deposit were as follows:


                         2000                         $   34,916,588
                         2001                              8,524,708
                         2002                              3,030,518
                         2003                              2,031,673
                         2004 and thereafter                 941,735
                                                      --------------

                                                      $   49,445,222
                                                      ==============

                                        27                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        Interests expense on deposits for the years ended December 31, 1999, 1998, and 1997, is summarized as follows:

                                         1999             1998            1997
                                      ----------      ----------      ----------
Passbook .......................      $  105,367         123,280         112,407
Money market plus and NOW ......         303,713         292,420         275,239
Certificates of deposit ........       2,515,094       2,854,214       2,954,219
                                      ----------      ----------      ----------

                                      $2,924,174       3,269,914       3,341,865
                                      ==========      ==========      ==========

        Public funds amounted to approximately $3,427,000 and $8,225,000 at December 31, 1999 and 1998, respectively.

        At December 31, 1999 and 1998, accrued interest payable on deposits totaled $122,212 and $110,393, respectively.

  (8)   Advance from Federal Home Loan Bank (FHLB)

        At December 31, 1999, the Bank has one FHLB advance totaling $3,200,000. The advance requires monthly interest payments at a rate of 5.55% and has a maturity date of October 26, 2009. FHLB may call the advance in whole on October 25, 2000, at par and quarterly thereafter. Principal payment is due at maturity.

        The advance from the FHLB is secured by stock in the FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 125% of outstanding advances.

                                        28                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


  (9)   Taxes on Income

        Taxes on income were comprised as follows:

                              1999                                      1998
            -------------------------------------     -------------------------------------
             Federal        State          Total       Federal        State          Total
            ---------     ---------     ---------     ---------     ---------     ---------

Current     $ 691,000       108,000       799,000       737,000       114,000       851,000
Deferred      (16,000)       (3,000)      (19,000)      (42,000)       (6,000)      (48,000)
            ---------     ---------     ---------     ---------     ---------     ---------

            $ 675,000       105,000       780,000       695,000       108,000       803,000
            =========     =========     =========     =========     =========     =========
                                               1997
                              -------------------------------------
                               Federal        State         Total
                              ---------     ---------     ---------
                  Current     $ 723,000       112,000       835,000
                  Deferred      (33,000)       (5,000)      (38,000)
                              ---------     ---------     ---------

                              $ 690,000       107,000       797,000
                              =========     =========     =========

        Taxes on income differ from the amounts computed by applying the federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:

                                                                     December 31
                                                          ---------------------------------
                                                            1999         1998         1997
                                                          --------     -------      -------
Federal income tax rate                                      34.0 %      34.0         34.0
Items affecting federal income tax rate:
    State taxes on income, net of federal benefit             3.3         3.3          3.3
    Other                                                     1.1         0.6         (0.4)
                                                          --------     -------      -------

                                                             38.4 %      37.9         36.9
                                                          ========     =======      =======

                                        29                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

        The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998, are presented below:

                                                         1999            1998
                                                      ---------       ---------
Deferred tax assets:
    Deferred directors' fees ...................      $ 215,000         193,000
    General bad debt allowance .................        140,000         140,000
                                                      ---------       ---------

             Gross deferred tax assets .........        355,000         333,000

    Less valuation allowance ...................           --              --
                                                      ---------       ---------

             Net deferred tax assets ...........        355,000         333,000
                                                      ---------       ---------

Deferred tax liabilities:
    Deferred loan fees .........................       (108,000)        (97,000)
    FHLB stock dividends .......................        (74,000)        (74,000)
    Tax bad debt reserve .......................         (7,000)        (11,000)
    Accrual to cash conversion for
      interest income on certain loans .........         (9,000)        (10,000)
    Other ......................................         (1,000)         (4,000)
                                                      ---------       ---------

             Gross deferred tax liabilities ....       (199,000)       (196,000)
                                                      ---------       ---------

             Net deferred tax asset ............      $ 156,000         137,000
                                                      =========       =========

 (10)   Benefit Plans

        Retirement Plan

        The Bank is a participant in the Financial Institutions  Retirement Fund
        (FIRF), and substantially all of its officers and employees are covered by the retirement plan. FIRF does not segregate the assets, liabilities, or costs by participating employer. According to FIRF's administrators, as of June 30, 1998, the date of the latest actuarial valuation, the book and market values of the fund assets exceeded the value of vested benefits in the aggregate. In accordance with FIRF's instructions, the Bank did not make any contributions to the plan in 1999, 1998, or 1997.

                                        30                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        ESOP

        All employees meeting the age and service requirements are eligible to participate in the ESOP established in August 1994 in conjunction with the reorganization. Contributions made by the Company to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. ESOP expense was $161,894, $102,304, and $80,550; for the years ended December 31, 1999, 1998, and 1997, respectively. The Holding Company paid the balance of the ESOP loan during 1999. Interest expense on the ESOP's borrowing for the years ended December 31, 1999, 1998, and 1997, was $5,086, $14,182, and $22,246, respectively. At December 31, 1998,
        20,127 shares were unearned. On January 1, 1999 and 1998, 6,588 and 6,186 shares, respectively, were released for allocation. The remaining shares were released from allocation when the loan was paid on June 30, 1999. The fair value of the unallocated shares at December 31, 1998, was approximately $322,000.

        Deferred Compensation

        The Company has deferred compensation agreements with certain directors and at December 31, 1999 and 1998, had accrued deferred compensation of $575,448 and $516,844, respectively. Directors' fees deferred were $29,400, $27,750, and $27,500 for 1999, 1998, and 1997, respectively.

        Stock Option Plan

        In 1996, the Company adopted a stock option plan (the Plan) pursuant to which the Company's board of directors may grant stock options to officers, key employees, and nonemployee directors of the Company. The Plan authorizes grants of options to purchase up to 95,000 shares of authorized but unissued common stock. Stock options for 80,750 shares were granted upon adoption of the Plan. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable in three equal annual installments, commencing one year from the date of grant.

        At December 31, 1999 and 1998, there were 14,250 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1996 was $2.00 on the date of grant using the Black Scholes option-pricing model, with the following weighted-average assumptions: expected dividend yield of 6.27%, expected volatility of 22%, risk-free interest rate of 6.37%, and an expected life of six years.

                                        31                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        The Company applies Accounting Principles Board Opinion No. 25 in accounting for its Plan, and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                        1999            1998           1997
                                                     ----------      ---------      ---------

Net earnings                        As reported      $1,249,681      1,315,728      1,364,378
                                    Pro forma         1,221,679      1,282,002      1,329,386
                                                     ==========      =========      =========

Earnings per share - basic          As reported      $     0.60           0.63           0.66
                                    Pro forma              0.59           0.61           0.64
                                                     ==========      =========      =========

Earnings per share - diluted        As reported      $     0.60           0.62           0.65
                                    Pro forma              0.58           0.60           0.63
                                                     ==========      =========      =========

        Pro forma net earnings reflects only options granted in 1996. The full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of three years. There were no options granted in 1999, 1998, or 1997.

        Stock option activity during the periods indicated was as follows:


                                         1999                          1998                         1997
                                 -----------------------     ------------------------      ----------------------
                                  Number        Exercise        Number       Exercise        Number      Exercise
                                 of shares       price        of shares        price       of shares      price
                                 ---------       -----        ---------        -----       ---------      -----
Balance at beginning of year      56,837      $   12.75        66,167      $   12.75       80,750      $   12.75
Granted ....................        --               --           --              --          --              --
Exercised ..................      (6,226)         12.75        (9,330)         12.75       (9,833)         12.75
Expired ....................        --               --           --              --       (4,750)         12.75
                                  ------      ---------        ------      ---------       ------      ---------

Balance at end of year .....      50,611          12.75        56,837          12.75       66,167          12.75
                                  ======          =====        ======          =====       ======          =====

        At December 31, 1999, the exercise price and weighted-average remaining contractual life of outstanding options was $12.75 and 6.33 years, respectively.

                                       32                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


(11)    Stockholders' Equity

        Stock Holding Company Reorganization

        On July 1, 1999, the board of directors of Webster City Federal Savings Bank adopted a plan of reorganization to create a two-tier mutual holding company structure with the establishment of a Webster City Federal Bancorp, a stock holding company parent of the Bank. Pursuant to the reorganization, each share of Webster City Federal Savings Bank stock held by the existing stockholders of the Bank was exchanged for a share of common stock of Webster City Federal Bancorp. Upon completion of the reorganization, Webster City Federal Bancorp owns 100 percent of the Bank. Fifty-five percent of Webster City Federal Bancorp is owned by WCF Financial, M.H.C., a mutual holding company and 45 percent is owned by outside investors.

        Common Stock Repurchase

        The Company repurchased 96,938 shares of common stock during 1999. These shares are recorded at cost in the Consolidated Balance Sheet.

        Regulatory Capital Requirements

        The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision
        (OTS) promulgated thereunder require institutions to have a minimum 3% core capital ratio; and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution. The Company and Bank met the regulatory capital requirements at December 31, 1999 and 1998.

        The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions, such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Company and Bank met the regulatory capital requirements at December 31, 1999 and 1998.
                                        33                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998


        The Bank's actual and required capital amounts and ratios as of December 31, 1999, were as follows:


                                                                                                         To be well
                                                                              For capital              capitalized under
                                                                               adequacy                prompt corrective
                                                    Actual                     purposes                action provisions
                                         --------------------------    ------------------------    -------------------------
                                             Amount        Percent      Amount         Percent         Amount        Percent
                                             ------        -------      ------         -------         ------        -------
Tangible capital                         $                        %    $                      %    $                       %
    Consolidated                           22,348,000         22.8      1,418,000          1.5        n/a               n/a
    Webster City Federal Savings Bank      21,511,000         22.7      1,420,000          1.5        n/a               n/a
Tier I leverage (core) capital
    Consolidated                           22,348,000         22.8      3,780,000          4.0       4,725,000          5.0
    Webster City Federal Savings Bank      21,511,000         22.7      3,786,000          4.0       4,732,000          5.0
Risk based capital
    Consolidated                           22,730,000         52.0      3,496,000          8.0       4,730,000         10.0
    Webster City Federal Savings Bank      21,893,000         50.1      3,496,000          8.0       4,370,000         10.0
Tier I risk-based capital
    Consolidated                           22,348,000         51.1       n/a               n/a       2,622,000          6.0
    Webster City Federal Savings Bank      21,511,000         49.2       n/a               n/a       2,622,000          6.0
                                         ============        =====     ==========         ====     ===========        =====

        At December 31, 1999 and 1998, the Bank had federal income tax bad debt reserves of approximately $2,430,000, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at December 31, 1999 and 1998, were substantially restricted because of the effect of these tax bad debt reserves.

        Dividends and Restrictions Thereon

        The board of directors of the Bank declared and paid two 20(cent) per share dividends during the first and second quarters of 1999. The board of directors of the Company declared and paid two 20(cent) per share dividends during the third and fourth quarters of 1999.

        The Holding Company waived its right to receive the dividend declared and paid on all four of the 20(cent) dividends during the year. The OTS required that the retained earnings of the Bank be restricted by $920,000, the amount of the 1999 waived dividends. Cumulative restricted retained earnings at December 31, 1999, for waived dividends were $4,312,500.

        The board of directors of the Bank declared and paid four 20(cent) per share dividends in 1998.

        The Holding Company waived its right to receive the dividend declared and paid on all four of the 20(cent) dividends during the year. The OTS required that the retained earnings of the Bank be restricted by $920,000, the amount of the 1998 waived dividends. Cumulative restricted retained earnings at December 31, 1998, for waived dividends were $3,392,500.

        The board of directors of the Bank declared and paid four 20(cent) per share dividends in 1997.

        The Holding Company waived its right to receive the dividend declared and paid on all but 50,000 shares of the first two 20(cent) dividends. It received its entire dividend on the third 20(cent) dividend declared and paid and waived its right to receive the fourth 20(cent) dividend declared and paid. The OTS required that the retained earnings of the Bank be restricted by $670,000, the amount of the 1997 waived dividends. Cumulative restricted retained earnings at December 31, 1997 for waived dividends were $2,472,500.

                                        34                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

        Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. Under the regulations, a savings institution, such as the Bank, that will meet the fully phased-in capital requirements (as defined by the OTS regulations) subsequent to a capital distribution is generally permitted to make such capital distribution without OTS approval so long as they have not been notified of the need for more than normal supervision by the OTS. The Bank has not been so notified and, therefore, may make capital distributions during the calendar year equal to net income plus 50% of the amount by which the Bank's capital exceeds the fully phased-in capital requirement as measured at the beginning of the calendar year. A savings institution with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements is permitted by the new regulations to make, without OTS approval, capital distributions of between 25 and 75% of its net income for the previous four quarters, less dividends already paid for such period. A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without prior approval from the OTS.

(12)    Fair Value of Financial Instruments

        The estimated fair values of Company's financial instruments (as described in note 1) at December 31, 1999 and 1998, were as follows:

                                                1999                            1998
                                    ---------------------------      --------------------------
                                      Carrying           Fair          Carrying           Fair
                                        amount           value           amount           value
                                    -----------       ---------      ----------      ----------
Financial assets:
    Cash and cash equivalents .     $ 4,986,099       4,986,099      13,186,836      13,186,836
    Time deposits in other
      financial institutions ..       2,585,000       2,585,000       2,265,000       2,265,000
    Securities held-to-maturity      22,721,595      22,129,444      19,886,768      20,064,845
    Loans receivable, net .....      62,192,330      57,722,978      56,751,506      57,179,537
    FHLB stock ................         613,200         613,200         613,200         613,200
    Accrued interest receivable         761,267         761,267         663,648         663,648

Financial liabilities:
    Deposits ..................      67,918,202      68,094,360      68,703,588      69,392,150
    FHLB Advance ..............       3,200,000       2,848,656       1,200,000
    ESOP borrowing ............            --              --           159,064         160,120
    Accrued interest payable ..         122,212         122,212         110,393         110,393
                                    ===========     ===========     ===========     ===========


                                      Notional        Unrealized       Notional     Unrealized
                                       Amount        gain (loss)        Amount      gain (loss)
                                    -----------     -----------     -----------     -----------
Off  balance sheet instrument -
    Commitments to extend credit .  $   405,000              --         770,000              --
                                    ===========     ===========     ===========     ===========

                                         35                          (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

(13)    Parent Company Only Financial Statements

                             Condensed Balance Sheet

                                December 31, 1999

                                                                        1999
                                                                   -------------
Cash and cash equivalents ...................................      $    837,260
Investment in subsidiary ....................................        21,511,045
                                                                   ------------

             Total assets ...................................      $ 22,348,305
                                                                   ============

Stockholders' equity:
    Common stock ............................................      $    212,222
    Additional paid-in capital ..............................         9,093,681
    Retained earnings .......................................        14,518,728
    Treasury stock ..........................................        (1,476,326)
                                                                   ------------

             Total stockholders' equity .....................        22,348,305
                                                                   ------------

             Total liabilities and stockholders' equity .....      $ 22,348,305
                                                                   ============

                         Condensed Statement of Operations

                      For the Year Ended December 31, 1999
                                                                        1999
                                                                    ------------
Dividend income ...........................................         $ 3,082,125
Interest income ...........................................                 250
Equity in undistributed earnings of subsidiary ............          (1,775,022)
Noninterest expenses ......................................             (57,672)
                                                                    -----------
             Net earnings before income
               tax expense ................................           1,249,681

Income tax expense ........................................                --
                                                                    -----------

             Net earnings .................................         $ 1,249,681
                                                                    ===========

                                        36                           (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 1998

                        Condensed Statement of Cash Flows

                      For the Year Ended December 31, 1999


                                                                       1999
                                                                    -----------
Operating activities:
    Net earnings ............................................       $ 1,249,681
    Equity in undistributed earnings of subsidiary ..........         1,775,022
                                                                    -----------

             Net cash provided by operating activities ......         3,024,703
                                                                    -----------

Financing activities:
    Repurchase of common stock ..............................        (1,476,326)
    Proceeds on stock options ...............................            40,349
    Dividends paid ..........................................          (751,466)
                                                                    -----------

             Net cash used in
               financing activities .........................        (2,187,443)

             Net increase in cash
               and cash equivalents .........................           837,260

Cash and cash equivalents at beginning of period ............              --
                                                                    -----------

Cash and cash equivalents at end of period ..................       $   837,260
                                                                    ===========

 (14)   Contingencies

        The Company is involved with various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Bank's consolidated financial statements.

                                        37                           (Continued)

                          WEBSTER CITY FEDERAL BANCORP
                             STOCKHOLDER INFORMATION



ANNUAL MEETING

         The Annual Meeting of Stockholders will be held at 1:00 p.m., Wednesday, April 19, 2000, at the main office of the Company located at 820 Des Moines Street, Webster City, Iowa.



STOCK INFORMATION

         Webster City Federal Bancorp common stock is traded over the counter, on the NASDAQ Small-Cap Market under the symbol "WCFB".

         As of February 29, 2000, the Company had 228 shareholders of record (which does not include approximately 250 shareholders whose stock is in nominee or "street" name) and 1,940,781 shares of common stock outstanding.

         The price ranges of the common stock and dividend payouts on such common stock for each quarter were as follows:

                                    1999             1998
                                  Dividend        Dividend         Fiscal Year 1999         Fiscal Year 1998
                                    Paid             Paid            Low      High             Low      High
                                    ----             ----            ---      ----             ---      ----
         First quarter ........     $.20            $.20            $14.75   $16.85           $20.00   $21.25
         Second quarter .......     $.20            $.20            $13.75   $15.50           $18.25   $21.75
         Third quarter ........     $.20            $.20            $13.75   $15.75           $12.50   $18.50
         Fourth quarter .......     $.20            $.20            $12.75   $15.63           $14.25   $17.00




STOCKHOLDER AND GENERAL INQUIRIES                   TRANSFER AGENT

Phyllis A. Murphy, President                        Registrar and Transfer Co.
Webster City Federal  Bancorp                       10 Commerce Drive
820 Des Moines Street, P.O. Box 638                 Cranford, New Jersey  07016
Webster City, Iowa  50595-0638                      (800) 368-5948
(515) 832-3071



ANNUAL AND OTHER REPORTS

         The Company is required to file an annual report on Form 10-KSB for its year ended December 31, 1999 with the Securities Exchange Commission. Copies of the Form 10-KSB, annual report and the Company's Quarterly Reports may be obtained without charge by contacting Phyllis A. Murphy, President and Chief Executive Officer, Webster City Federal Bancorp, 820 Des Moines Street, P.O. Box 638, Webster City, Iowa 50595-0638, (515) 832-3071.

                          WEBSTER CITY FEDERAL BANCORP
                             STOCKHOLDER INFORMATION



COMPANY AND BANK ADDRESS

         820 Des Moines Street                Telephone:   (515) 832-3071
         Webster City, IA  50595-0638         Fax:         (515) 832-3085
                                              Web Page:    www.webcityfed.com


DIRECTORS OF THE BOARD

Ellis S. Swon
         Chairman of the Board;
Our Executive Officer
         Retired President and Chief Executive Officer of Webster City Federal Savings Bank

Dr. Carroll E. Haynes
         Retired Dentist

Dennis J. Tasler
         President and Chief Executive Officer
         of Tasler Pallet & EPS, Inc.

Donald I. Newman
         Retired President and Chief Executive Officer of Webster City Federal Savings Bank

Phyllis A. Murphy
         President and Chief Executive Officer
          of Webster City Federal Savings Bank


WEBSTER CITY FEDERAL SAVINGS BANK EXECUTIVE OFFICERS

Phyllis A. Murphy
         President and Chief Executive Officer

Stephen L. Mourlam
         Executive Vice President and Chief Financial Officer

Kyle R. Swon
         Senior Vice President and Chief Lending Officer

William J. Biggins
         Vice President

Jeffrey C. Kluver
         Vice President

Kathie R. Highland
         Vice President and Secretary

INDEPENDENT AUDITORS

 KPMG LLP
 2500 Ruan Center
 Des Moines, Iowa 50309

CORPORATE COUNSEL

 Bottorff Law Firm
 913 Seneca Street
 Webster City, Iowa 50595

SPECIAL COUNSEL

 Luse Lehman Gorman Pomerenk & Schick
 5335 Wisconsin Ave NW, Suite 400
 Washington, DC  20015

                                       39