Form 10KSB, Exhibit 13
period 2000-12-31
WEBSTER CITY FEDERAL BANCORP
filed 2001-03-26
CIK 1089830

Webster City Federal
                                    BANCORP





                               2000 Annual Report

                       2000 ANNUAL REPORT TO STOCKHOLDERS
                          WEBSTER CITY FEDERAL BANCORP

--------------------------------------------------------------------------------



                                Table of Contents

                                                                        Page

Message of President and Chief Executive Officer.....................     1

Selected Consolidated Financial and Other Data.......................     2

Key Financial Ratios and Other Data..................................     3

Management's Discussion and Analysis of Financial Condition..........     4
 and Results of Operations

Independent Auditors' Report.........................................    13

Consolidated Balance Sheets..........................................    14

Consolidated Statements of Operations................................    15

Consolidated Statements of Stockholders' Equity......................    16

Consolidated Statements of Cash Flows................................    17

Notes to Consolidated Financial Statements...........................    18

Stockholder Information..............................................    38

Directors and Executive Officers.....................................    39

                [LETTERHEAD WEBSTER CITY FEDERAL BANCORP]

Dear Stockholders:

Year 2000 proved to be another strong year for Webster City Federal Bancorp, with net income of $1,300,600 or $.67 per share. Return on average assets was 1.39%.

The Company successfully completed the repurchase of 87,500 shares of outstanding stock the first quarter of 2000, with an additional 10% repurchase of 78,000 shares announced in the fourth quarter of 2000. The repurchase of outstanding public shares continues to be a good use of our capital in the current rate environment.

With a healthy local economy, loan demand remained strong in 2000. Loans receivable increased by $6.9 million. Loan losses remained at the lowest level in our history. Deposits declined from the previous year, with a majority of the decline being public funds. A source of funding for lending and stock repurchases was FHLB advances, which were much more cost effective to use.

Customer service has always been a priority of the Company. Our knowledgeable, friendly staff puts customers first - they are our future.

Webster City Federal welcomed Dr. Leo Moriarty, a local dentist, as a director in the fourth quarter of 2000. We are pleased to have Dr. Moriarty with the Company as we look to the future.

The Company purchased Security Title & Abstract Company, a well-known abstract company, in September. Security Title operates as a subsidiary of the Bancorp.

We thank each of you for being a part of Webster City Federal Bancorp. We intend to continue to look for opportunities to utilize our capital position for the benefit of our shareholders - but intend to do so cautiously to protect the strength of the organization.

Sincerely,


/s/Phyllis A. Murphy
--------------------
Phyllis A. Murphy
President

Selected Consolidated Financial and Other Data

         The following table sets forth certain consolidated financial and other data of Webster City Federal Bancorp (the "Company") at the dates and for the periods indicated. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein. Table 1

Selected Financial Condition Data

                                                                          At December 31,
                                                    -------------------------------------------------------------
                                                      2000        1999          1998         1997        1996
                                                    -------      -------      -------      -------      -------
                                                                          (In Thousands)
Total assets                                        $95,430      $94,525      $94,084      $95,024      $93,810
Loans receivable, net
    Real estate                                      63,831       58,592       53,084       50,431       49,876
    Consumer and other                                5,273        3,600        3,668        3,891        4,277
                                                    -------      -------      -------      -------      -------
    Total loans receivable, net                      69,104       62,192       56,752       54,322       54,153

Mortgage-backed securities                            6,025        7,806        9,987       14,923       18,579
Investments                                          11,887       14,916        9,899       16,637       14,957
Cash and cash equivalents                             6,251        4,986       13,187        5,893        3,759
Deposits                                             65,146       67,918       68,704       71,527       70,952
Stockholders' equity, substantially restricted       20,905       22,348       23,086       22,350       21,769


Summary of Operations

                                                                          Year Ended December 31,
                                                       -----------------------------------------------------------
                                                        2000         1999         1998          1997        1996
                                                       -------      -------      -------      -------      -------
                                                          (Dollars in thousands, except earnings per share
                                                                  and cash dividends per share amounts)

Interest income                                        $ 6,702      $ 6,410      $ 6,646      $ 6,740      $ 6,707
Interest expense                                         3,301        3,010        3,339        3,364        3,447
                                                       -------      -------      -------      -------      -------
   Net interest income before provision
     for loan losses                                     3,401        3,400        3,307        3,376        3,260
Provision for loan losses                                   --           --           --           40          125

                                                       -------      -------      -------      -------      -------
   Net interest income after provision

     for loan losses                                     3,401        3,400        3,307        3,336        3,135
                                                       -------      -------      -------      -------      -------
Noninterest income:
  Service charges and other fees                           181          162          188          157          159
  Other income                                             166           51           56           48           59

                                                       -------      -------      -------      -------      -------
   Total noninterest income                                347          213          244          205          218
Noninterest expense:
  Salaries and employee benefits                           892          811          789          723          702
  Premises and equipment                                   131          117           79           95           86
  Other real estate expenses, net                            1            2            2            5          (29)
  Advertising                                               27           29           27           28           31
  Federal deposit insurance premiums                        14           40           43           36          170
 Special insurance assessment                               --           --           --           --          502
  Other                                                    591          585          492          493          440
                                                       -------      -------      -------      -------      -------
    Total noninterest expense                            1,656        1,584        1,432        1,380        1,902

                                                       -------      -------      -------      -------      -------
Income before income taxes and accounting changes        2,092        2,029        2,119        2,161        1,451
Income tax expense                                         791          780          803          797          542

                                                       -------      -------      -------      -------      -------
                                                       -------      -------      -------      -------      -------
  Net income                                           $ 1,301      $ 1,249      $ 1,316      $ 1,364      $   909
                                                       =======      =======      =======      =======      =======


Earnings per share - basic                             $  0.67      $  0.60      $  0.63      $  0.66      $  0.44
                                                       =======      =======      =======      =======      =======

Earnings per share - diluted                           $  0.67      $  0.60      $  0.62      $  0.65      $  0.44
                                                       =======      =======      =======      =======      =======


Cash dividends per share                               $  0.80      $  0.80      $  0.80      $  0.80      $  0.75
                                                       =======      =======      =======      =======      =======

Key Financial Ratios and Other Data


                                                           At or for the Year Ended December 31,
                                             ----------------------------------------------------------------------
                                                 2000           1999         1998             1997            1996
                                                 ----           ----         ----             ----            ----
Equity to assets at year end                    21.91%         23.64%       24.54%           23.52%          23.21%
Net interest spread                              2.60%          2.61%        2.39%            2.51%           2.39%
Net interest margin                              3.72%          3.72%        3.56%            3.65%           3.48%
Return on average assets                         1.39%          1.39%        1.39%            1.45%           0.95%
Return on average equity                         6.17%          5.49%        5.79%            6.19%           4.20%
Stockholders' equity to average assets ratio    22.40%         23.98%       24.36%           23.70%          22.71%
Noninterest income to average assets ratio       0.35%          0.22%        0.26%            0.22%           0.24%
Noninterest expense to average assets ratio      1.64%          1.69%        1.52%            1.47%           2.00%
Nonperforming loans to net loans                 0.29%          0.01%        0.03%            0.00%           0.05%
Nonperforming assets to total assets             0.21%          0.01%        0.04%            0.06%           0.14%
Average interest-earning assets to
  average interest-bearing liabilities         131.21%        133.80%      132.50%          131.37%         129.77%
Allowance for loan losses to
  net loans receivable                           0.59%          0.61%        0.68%            0.71%           0.67%
Allowance for loan losses to
  nonperforming loans                              N/M            N/M          N/M              N/M             N/M

Net interest income to noninterest expense     205.31%        214.71%      230.78%          248.26%         171.46%

Number of full service offices                       1              1            1                1               1


   N/M = Not Meaningful

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

         Webster City Federal Bancorp (the "Company") is a savings and loan holding company whose primary asset is 100% of the outstanding shares of Webster City Federal Savings Bank (the "Bank"), which reorganized into the holding company structure, effective July 1, 1999. In the holding company reorganization, each outstanding share of the Bank's common stock was converted into one share of the Company's common stock by operation of law, and each stockholder of the Bank received the same ownership interest in the Company immediately following the holding company reorganization as he or she had in the Bank immediately prior to that transaction. The discussion herein to the results of the Company refers to the results of the Bank in the periods prior to July 1, 1999.

           The Company focuses on establishing and maintaining long-term relationships with customers, and is committed to serving the financial service needs of the communities in its market area. The Company attracts retail deposits from the general public and uses those deposits, together with borrowed funds, to originate residential mortgage loans, equity loans and consumer loans.

         The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy primarily by using retail deposits and, to a lesser extent, public funds as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate located in the Company's market area, home equity loans, consumer loans, mortgage-backed securities and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating the Bank as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage loans, mortgage-backed securities and other securities issued or guaranteed by the United States Government or agencies thereof; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; and (4) managing interest rate risk exposure while achieving desirable levels of profitability.

         The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the its interest-earning assets, consisting primarily of mortgage loans, home equity loans, consumer loans, mortgage-backed securities, interest-bearing deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities, which consist of savings deposits and advances from the Federal Home Loan Bank. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's earnings also are affected by its level of non-interest income
including  primarily  service  fees  and  charges,  and  non-interest   expense,
including primarily compensation and employee benefits, and SAIF deposit insurance premiums. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.


Comparison of Financial Condition

         Total assets increased $905,000, or .9%, to $95.4 million at December 31, 2000 from $94.5 million at December 31, 1999. Deposits decreased by $2.8 million, or 4.1%, to $65.1 million at December 31, 2000 from $67.9 million at December 31, 1999. The decrease was mainly due to a reduction of public funds when the Company did not recieive the bid for renewal of the funds. Cash and cash equivalents increased by $1.3 million, or 25.4%, to $6.3 million on December 31, 2000 from $5.0 million at December 31, 1999. The company had time deposits of $2.6 million in other financial institutions mature and the funds were held in a cash account at the end of 2000. Investments (other than mortgage-backed securities) decreased $3.0 million, or 20.1%, to $11.9 million at December 31, 2000 from $14.9 million at December 31, 1999, due to the company selling $3.0 million of securities during the last quarter of 2000. Net loans receivable increased $6.9 million, or 11.1%, to $69.1 million at December 31, 2000 from $62.2 million at December 31, 1999. Mortgage-backed securities decreased $1.8 million, or 22.8%, to $6.0 million at December 31, 2000 from $7.8 million at December 31, 1999, due to payments of principal. There were no additional mortgage-backed securities purchased during the year.


         Stockholders' equity decreased by $1.4 million, or 6.3%, to $20.9 million at December 31, 2000 from $22.3 million at December 31, 1999. The decrease in stockholders' equity was due to cash dividends of $647,500 being paid to the stockholders and the stock repurchase of 142,400 shares of common stock for $2.1 million, which more than offset net income of $1.3 million.


Results of Operations

         General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, home equity loans, consumer loans, mortgage-backed securities, investment securities and other investments, and the interest paid on interest-bearing liabilities, which consisting of savings deposits, FHLB advances and, to a lesser extent, public funds. The Company had net income of $1.3 million for the year ended December 31, 2000 compared to $1.2 million, and $1.3 million, for the years ended December 31, 1999, and 1998, respectively.


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

                                                                           Year Ended December 31,
                                            ---------------------------------------------------------------------------------------
                                                        2000                        1999                           1998
                                            ---------------------------------------------------------------------------------------
                                                                           (Dollars in Thousands)
                                                                 Average                     Average                        Average
                                            Average              Yield/   Average            Yield/     Average              Yield/
                                            Balance    Interest    Cost   Balance  Interest     Cost     Balance   Interest    Cost
                                            -------    --------    ----   -------  --------     ----     -------   --------    ----
Interest-earning assets:
   Loans receivable, net                    $66,222   $ 5,150     7.78%   $58,312   $ 4,502     7.72%   $55,704    $ 4,309    7.74%
   Mortgage-backed securities                 6,741       464     6.88%     9,006       571     6.34%    12,313        856    6.95%
   Investment securities                     14,643       875     5.98%    15,183       924     6.09%    14,560        959    6.59%
   Other interest earning assets              3,779       213     5.64%     8,670       413     4.76%    10,310        522    5.06%
                                            -------   -------             -------   -------             -------    -------
       Total interest-earning assets         91,385     6,702     7.33%    91,171     6,410     7.03%    92,887      6,646    7.15%
Other noninterest-earning assets              1,954                         2,004                         1,887
      Total assets                          $93,339                       $93,175                       $94,774
Interest-bearing liabilities:
   Deposits                                  64,743     3,018     4.40%    66,531     2,924     4.40%    68,701      3,270    4.76%
   Borrowings                                 4,909       283     5.76%     1,608        86     5.35%     1,401         69    4.93%
                                            -------   -------             -------   -------             -------    -------
      Total interest-bearing liabilities     69,652     3,301     4.74%    68,139     3,010     4.42%    70,102      3,339
Noninterest-bearing liabilities               2,606                         2,256                         1,946
                                            -------                       -------                       -------
      Total liabilities                      72,258                        70,395                        72,048
Stockholders' equity                         21,081                        22,780                        22,726
                                            -------                       -------                       -------
      Total liabilities and
            stockholders' equity            $93,339                       $93,175                       $94,774
                                            =======                       =======                       =======
Net interest income                                   $ 3,401                       $ 3,400                       $ 3,307
                                                      =======                       =======                       =======
Net interest rate spread                                          2.59%                         2.61%                         2.39%
                                                                =======                       ======                        ======
Net interest margin (1)                                           3.72%                         3.72%                         3.56%
                                                                =======                       ======                        ======
Ratio of average interest-earning assets to
   average interest-bearing liabilities                         131.21%                       133.80%                       132.50%
                                                                =======                       ======                        ======

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

                                                Years Ended December 31,             Years Ended December 31,
                                             --------------------------------------------------------------------
                                                      2000 vs 1999                         1999 vs 1998
                                             --------------------------------    --------------------------------
                                                    Increase/                         Increase/
                                                   (Decrease)                        (Decrease)
                                                     Due to           Total            Due to            Total
                                             -------------------    Increase     -------------------    Increase
                                             Volume       Rate     (Decrease)    Volume       Rate      (Decrease)
                                             ------       ----     ----------    ------       ----      ----------
                                                    (In Thousands)                       (In Thousands)
 Interest income:
   Investment securities                      ($ 32)      ($ 17)      ($ 49)      $  40       ($ 75)      ($ 35)
   Loans receivable, net                        615          33         648         201          (8)        193
   Mortgage-backed securities                  (153)         46        (107)       (215)        (70)       (285)
   Other interest earning assets               (265)         65        (200)        (79)        (30)       (109)
                                              -----       -----       -----       -----       -----       -----
      Total interest-earning assets           $ 165       $ 127       $ 292       ($ 53)      ($183)      ($236)
                                              -----       -----       -----       -----       -----       -----

Interest-bearing liabilities:
   Deposits                                     (81)        175          94        (161)       (185)       (346)
   Borrowings                                   190           7         197         108         (91)         17
                                              -----       -----       -----       -----       -----       -----
      Total interest-bearing liabilities      $ 109       $ 182       $ 291       ($ 53)      ($276)      ($329)
                                              -----       -----       -----       -----       -----       -----

 Net change in interest income:               $  56       ($ 55)      $   1       $   0       $  93       $  93
                                              =====       =====       =====       =====       =====       =====

Comparison of Operating Results for the Years Ended December 31, 2000 and December 31, 1999.

         Interest Income. Total interest income increased by $291,700, or 4.6%, to $6.7 million for the year ended December 31, 2000 from $6.4 million for the year ended December 31, 1999. The increase in interest income resulted primarily from the increase in the volume of the Bank's interest-earning assets. Increasing market interest rates was the major cause in the increase in average yield on interest-earning assets. Average interest-earning assets increased by $214,000 to $91.4 million from $91.2 million. The increase in average interest-earning assets resulted primarily from an increase of $7.9 million, or 13.6%, in the average balance of net loans receivable offset by a decrease of $2.3 million or 25.2% in average balance of mortgage-backed securities, and a
$4.9 million, or 56.4%, decrease in the average balance of other interest-earning assets, as management sought to increase the average balance of higher yielding loans.

         Interest income on loans receivable increased by $647,200, or 14.4%, to $5.2 million for the year ended December 31, 2000 from $4.5 million for the year ended December 31, 1999. This increase in interest income was the result of a net increase in average loans outstanding for 2000 as compared to 1999, due to increased loan originations. The average yield on the loan portfolio increased to 7.78% for the year ended December 31, 2000 from 7.72% for the year ended December 31, 1999. The Company uses a lagging index for its adjustable rate loans and this caused the overall yield on the loan portfolio to increase in 2000 compared to 1999. Interest income on mortgage-backed securities decreased by $107,000, or 18.7%, to $464,300. This decrease in interest income resulted from a decrease in average mortgage-backed securities outstanding of $2.3 million, or 25.2% offset by a increase in average yield on mortgage-backed securities to 6.88% from 6.34% due to higher market interest rates.

         Interest Expense. Total interest expense increased by $290,900, or 9.7%, to $3.3 million for the year ended December 31, 2000 from $3.0 million for the year ended December 31, 1999. The principal reason for the increase in interest expense was an increase the amount of borrowing the Company had during 2000 compared to 1999. Borrowing increased by $5.0 million or 156.3% to $8.2 million at December 31, 2000 from $3.2 million at December 31, 1999. The average yield on borrowings increased by 41 basis points to 5.76% for 2000 as compared to 5.35% for 1999.

         Net Interest Income. Net interest income remained unchanged at $3.4 million for the year ended December 31, 2000 and for the year ended December 31, 1999. The principal reason for net interest income remaining unchanged was that the Company's interest rate spread remained essentially unchanged at 2.60% for 2000 compared to 2.61% for 1999.

         Non-interest Income. Non-interest income increased by $115,400, or 54.2%, to $328,600 for the year ended December 31, 2000, from $213,100 for the same period ended December 31, 1999. The increase in non-interest income was due to increased fees and a deficiency settlement from a lawsuit of $25,100 and a one time state refund of $45,200 in September for a tax refund for the years 1991-1994 on interest earned outside the state of Iowa.

         Non-interest Expense. Non-interest expense increased by $77,100, or 4.9%, to $1.7 million for the year ended December 31, 2000 from $1.6 million for the year ended December 31, 1999. Non-interest expense consists primarily of salaries and employee benefits, premises and occupancy costs, furniture and equipment expense, data processing expense, SAIF deposit insurance premiums and stock related expenses.

         Provision for Loan Losses. The Company maintains an allowance for loan losses based upon management's evaluation of risks in the loan portfolio, the Company's past loan loss experience, and current and expected future economic conditions. The Company had no provision for loan losses for the year ended December 31, 2000 or in 1999. Management believes that its provisions for loan losses have maintained its allowance for loan losses at a level that is adequate to provide for loan losses, although there can be no assurance that such losses will not exceed estimated amounts.

A summary of the allowance for loan losses follows:


                                                 December 31
--------------------------------------------------------------------------------
                                         2000           1999             1998
--------------------------------------------------------------------------------
Balance beginning of year              382,403         385,188         385,149

Charge offs:
    Auto loans                               0          (5,153)           (197)
    Other                               (1,968)         (4,110)           (528)
--------------------------------------------------------------------------------

                                        (1,968)         (9,263)           (725)
Recoveries:
    Residential                         22,500               0               0
    Other                                  550           6,478             764
--------------------------------------------------------------------------------

                                        23,050           6,478             764
--------------------------------------------------------------------------------

Net charge-offs                         21,082          (2,785)             39
--------------------------------------------------------------------------------

Additions charged to operations              0               0               0
--------------------------------------------------------------------------------

Balance end of year                    403,485         382,403         385,188
================================================================================
Ratio of net charge-offs during
the period to average loans
outstanding during the period              .01%            .01%            .00%
================================================================================

The allocation of the allowance for loan losses follows:

                                                                          December 31
                                                        ---------------------------------------------------
                                                         2000                 1999                  1998
                                                         ----                 ----                  ----
           Balance at end of period applicable to
               Unallocated                              403,485               382,402             385,188
                                                        ---------------------------------------------------

                                                        403,485               382,402             385,188
                                                        ===================================================


         Income Taxes. Income tax expense increased by $11,000, or 1.4%, to $791,000 for the year ended December 31, 2000 from $780,000 for the same period in 1999. The effective tax rate for 2000 was 37.8% compared to 38.4% for 1999.

Comparison of Operating Results for the Years Ended December 31, 1999 and December 31, 1998.

         Interest Income. Total interest income decreased by $236,000, or 3.6%, to $6.4 million for the year ended December 31, 1999 from $6.6 million for the year ended December 31, 1998. The decrease in interest income resulted primarily from the decrease in average yield on the Company's interest-earning assets to 7.03% from 7.15%. Declining market interest rates were the major cause of the decrease in average yield on interest-earning assets. Average interest-earning assets decreased by $1.7 million to $91.2 million from $92.9 million. The decrease in average interest-earning assets resulted primarily from a decrease of $3.3 million, or 26.9%, in the average balance of mortgage-backed securities and a decrease of $1.6 million or 15.9% in average balance of other interest-earning assets, offset by a $2.6 million, or 4.7%, increase in the average balance of net loans receivable.

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

Market Risk Management

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Company's net interest income or the economic value of its portfolio of assets, liabilities, and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how those exposures were managed in 2000 have changed when compared to 1999.
 Market risk limits have been established by the Board of Directors based on the Company's tolerance for risk.

The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities and interest rates of its interest rate sensitive assets and liabilities by emphasizing ARM loans and fixed-rate one-to-four-family mortgage loans with terms of 15 years or less, and by maintaining relatively high levels of liquidity. By maintaining a significant percentage of its assets in cash and other liquid investments, the Company is able to reinvest a higher percentage of its assets more quickly in response to changes in market interest rates, thereby reducing its exposure to interest rate volatility. In addition, the Company offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms.

The Company primarily relies on the OTS Net Portfolio Value Model (the Model) to measure its susceptibility to interest rate changes. Net portfolio value (NPV) is defined as the present value of expected net cash flows from existing asset minus the present value of expected net cash flows from existing liabilities plus or minus the present value of net expected cash flows from existing off-balance sheet contracts. The Model estimates the current economic value of each type of asset, liability, and off-balance sheet contract after various assumed instantaneous, parallel shifts in the Treasury yield curve both upward and downward.

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

The following table sets forth the present value estimates for major categories of financial instruments of the Company at December 31, 2000, as calculated by the OTS NPV Model. The table shows the present value of the instruments under rate shock scenarios of -300 basis points to +300 basis points in increments of 100 basis points. As illustrated in the table, the Company's NPV is more sensitive in a rising rate scenario than in a falling rate scenario. As market rates increase, the market value of the Company's large portfolio of mortgage loans and securities declines significantly and prepayments slow. As interest rates decrease, the market value of mortgage loans and mortgage-backed securities increase less dramatically due to prepayment risk, periodic rate caps, and other embedded options.

Actual changes in market value will differ from estimated changes in this table due to various risks and uncertainties.

                                      Present Value Estimates by Interest Rate Scenario
                                                Calculated at September 2000

                                       -300 bp      -200 bp     -100 bp         0 bp      +100 bp      +200 bp      +300 bp
                                      --------       ------      ------       ------       ------       ------       ------
                                                                      (Dollars in Thousands)
Financial Instrument:
Mortgage loans and securities         $ 73,612       72,258      70,892       69,050       66,902       64,685       62,491
Non-mortgage loans                       4,808        4,719       4,633        4,550        4,469        4,392        4,316
Cash, deposits and securities           17,677       17,591      17,507       17,196       16,789       16,397       16,018
Other assets                               721        1,012       1,384        1,823        2,236        2,625        2,994
                                      --------       ------      ------       ------       ------       ------       ------

Total assets                            96,818       95,580      94,416       92,619       90,396       88,099       85,819
                                      --------       ------      ------       ------       ------       ------       ------

Deposits                                66,506       65,956      65,418       64,892       64,379       63,876       63,385
Borrowings                               5,632        5,369       5,128        4,904        4,699        4,508        4,332
Other liabilities                          115          112         109          106          103          100           98
                                      --------       ------      ------       ------       ------       ------       ------

Total liabilities                       72,253       71,437      70,655       69,902       69,181       68,484       67,815

Commitments                                 69           50          33            7          (28)         (66)        (101)
                                      --------       ------      ------       ------       ------       ------       ------

Net portfolio value                   $ 24,634       24,193      23,794       22,724       21,187       19,549       17,903
                                      ========       ======      ======       ======       ======       ======       ======
Net portfolio value ratio               25.44%       25.31%      25.20%       24.53%       23.44%       22.19%       20.86%
                                      ========       ======      ======       ======       ======       ======       ======
NPV minimum board limit                 23.00%       22.00%      21.00%       20.00%       19.00%       18.00%       17.00%
                                      ========       ======      ======       ======       ======       ======       ======


Liquidity and Capital Resources

         The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time, depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The Company's liquidity ratio averaged 24.98% during the month of December 2000. Liquidity ratios averaged 25.5% for the three months ended December 31, 2000. The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset and liability management objectives.

         The Company's primary sources of funds are deposits, amortization and repayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2000, $6.4 million, or 35.1%, of the Company's investment portfolio (including cash, deposits in other financial institutions, FHLB stock, and securities) was scheduled to mature in one year or less, $10.5 million, or 57.2%, was scheduled to mature in one to five years, and $1.4 million or 7.7%, was scheduled to mature in over five years. Assets qualifying for liquidity outstanding at December 31, 2000 amounted to $18.2 million. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Consolidated Financial Statements.

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

         At December 31, 2000, the Company had core capital of $20.4 million, or 21.4% of adjusted total assets, which was approximately $16.6 million above the minimum requirements of 4.0%, of adjusted total assets in effect on that date. On December 31, 2000, the Company had risk-based capital of $20.7 million
(including $20.4 million in risk-based capital), or 45.1% of risk-weighted assets of $46.2 million. This amount was $17.1 million above the 8% requirement in effect on that date. The Company is presently in compliance with the fully phased-in capital requirements.

         At December 31, 2000, the Company had outstanding loan commitments of $198,700. This amount does not include $928,000 of the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year as of December 31, 2000, totaled $26.8 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

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

Impact of New Accounting Standards

         SFAS  133,   "Accounting   for  Derivative   Instruments   and  Hedging
Activities," and SFAS 137 was adopted by the Company for the quarter beginning October 1, 2000. The impact of adoption was not material.

         SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in September 2000, and replaces SFAS 125 of the same title. SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. The adoption of SFAS 140 is not expected to have a material impact on the results of operations or financial condition of the Company.

Safe Harbor Statement

         This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory situation, monetary and fiscal policies of the U.S. Government, including polices of the U.S. Treasury and the Federal Reserve Board, the quality of composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

                          Independent Auditors' Report



     The Board of Directors
     Webster City Federal Bancorp
     Webster City, Iowa:


     We have audited the accompanying consolidated balance sheets of Webster City Federal Bancorp and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Webster City Federal Bancorp and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                                     /s/KPMG LLP
                                                                     -----------
                                                                        KPMG LLP

     Des Moines, Iowa
     January 19, 2001

                                             WEBSTER CITY FEDERAL BANCORP
                                                   AND SUBSIDIARIES

                                              Consolidated Balance Sheets

                                              December 31, 2000 and 1999


                                         Assets                                            2000              1999
                                                                                      ------------       ------------

Cash and cash equivalents                                                             $  6,250,706          4,986,099
Time deposits in other financial institutions                                                   --          2,585,000
Securities available-for-sale (note 2)                                                  11,517,920                 --
Securities held-to-maturity (market value of $6,397,578
    in 2000 and $22,129,444 in 1999) (note 2)                                            6,393,740         22,721,595
Loans receivable, net (notes 3, 4 and 7)                                                69,104,213         62,192,330
Federal Home Loan Bank (FHLB) stock, at cost                                               613,200            613,200
Office property and equipment, net (note 5)                                                494,804            485,085
Deferred taxes on income (note 8)                                                          203,000            156,000
Accrued interest receivable (notes 2 and 3)                                                670,379            761,267
Prepaid expenses and other assets                                                          181,649             24,513
                                                                                      ------------       ------------

                                                                                      $ 95,429,611         94,525,089
                                                                                      ============       ============

                          Liabilities and Stockholders' Equity

Deposits (note 6)                                                                     $ 65,145,809         67,918,202
FHLB advance (note 7)                                                                    8,200,000          3,200,000
Advance payments by borrowers for taxes and insurance                                      316,766            274,377
Accrued interest payable (note 6)                                                           50,855            122,212
Current income taxes payable (note 8)                                                       90,119             27,458
Accrued expenses and other liabilities (note 9)                                            721,158            634,535
                                                                                      ------------       ------------


            Total liabilities                                                           74,524,707         72,176,784
                                                                                      ------------       ------------

Stockholders' equity (note 10):
    Serial preferred stock, $.10 par value;  authorized  10,000,000 shares, none issued -- -- Common stock,  $.10 par value;  authorized  20,000,000  shares,
    2,122,216 issued
      and 1,883,078 outstanding in 2000 and 2,122,216 issued and 2,025,278
      outstanding in 1999                                                                  212,222            212,222
    Additional paid-in capital                                                           9,093,681          9,093,681
    Retained earnings, substantially restricted                                         15,181,410         14,518,728
    Unrealized loss on securities available-for-sale                                       (34,833)                --
    Treasury stock, 239,138 and 96,938 shares in 2000 and 1999, respectively            (3,547,576)        (1,476,326)
                                                                                      ------------       ------------

            Total stockholders' equity                                                  20,904,904         22,348,305
                                                                                      ------------       ------------

Commitments and contingencies (notes 3 and 13)

            Total liabilities and stockholders' equity                                $ 95,429,611         94,525,089
                                                                                      ============       ============


See accompanying notes to consolidated financial statements.


                                            WEBSTER CITY FEDERAL BANCORP
                                                  AND SUBSIDIARIES

                                       Consolidated Statements of Operations

                                   Years ended December 31, 2000, 1999, and 1998


                                                                           2000             1999           1998
                                                                        ----------      ----------      ----------
Interest income:
   Loans receivable                                                     $5,149,323       4,502,081       4,309,340
   Mortgage-backed and related securities                                  464,265         571,316         856,476
   Investment securities                                                   875,385         923,589         959,443
   Other interest earning assets                                           213,131         413,440         521,092
                                                                        ----------      ----------      ----------

           Total interest income                                         6,702,104       6,410,426       6,646,351
                                                                        ----------      ----------      ----------

Interest expense:
   Deposits (note 6)                                                     3,018,113       2,924,174       3,269,914
   FHLB advances (note 7)                                                  282,746          80,699          54,766
   ESOP loan (note 9)                                                           --           5,086          14,182
                                                                        ----------      ----------      ----------

           Total interest expense                                        3,300,859       3,009,959       3,338,862
                                                                        ----------      ----------      ----------

           Net interest income                                           3,401,245       3,400,467       3,307,489

Provision for losses on loans (note 4)                                          --              --              --
                                                                        ----------      ----------      ----------

           Net interest income after provision for losses on loans
                                                                         3,401,245       3,400,467       3,307,489
                                                                        ----------      ----------      ----------

Noninterest income:
   Fees and service charges                                                181,329         162,211         188,123
   Gain on sale of securities                                               18,500              --              --
   Other                                                                   147,233          50,929          56,296
                                                                        ----------      ----------      ----------

           Total noninterest income                                        347,062         213,140         244,419
                                                                        ----------      ----------      ----------

Noninterest expense:
   Compensation, payroll taxes, and employee benefits (note 9)             891,530         810,858         789,227
   Advertising                                                              26,678          28,712          27,346
   Office property and equipment                                           131,331         117,286          79,250
   Federal insurance premiums                                               13,985          39,832          43,012
   Data processing services                                                119,071         113,219         101,780
   Other real estate expenses, net                                             993           1,654           2,049
   Other                                                                   473,089         472,365         390,516
                                                                        ----------      ----------      ----------

           Total noninterest expense                                     1,656,677       1,583,926       1,433,180
                                                                        ----------      ----------      ----------

           Earnings before taxes on income                               2,091,630       2,029,681       2,118,728

Taxes on income (note 8)                                                   791,000         780,000         803,000
                                                                        ----------      ----------      ----------

           Net earnings                                                 $1,300,630       1,249,681       1,315,728
                                                                        ==========      ==========      ==========

Earnings per share - basic (note 1)                                     $     0.67            0.60            0.63
                                                                        ==========      ==========      ==========

Earnings per share - diluted (note 1)                                   $     0.67            0.60            0.62
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


                                            WEBSTER CITY FEDERAL BANCORP
                                                  AND SUBSIDIARIES

                                   Consolidated Statements of Stockholders' Equity

                                    Years ended December 31, 2000, 1999 and 1998




                                                                                                            Accumulated
                                                                         Additional               Unearned      other
                                                Common      Treasury      paid-in     Retained      ESOP    comprehensive
                                                 stock        stock       capital     earnings     shares       loss         Total
                                                 -----        -----       -------     --------     ------       ----         -----
Balance at December 31, 1997                   $ 210,938           --    8,912,656    13,463,193    236,483)       --    22,350,304

Net earnings                                          --           --           --     1,315,728         --        --     1,315,728
Exercise of options (6,610 shares)                   661           --       61,177            --         --        --        61,838
Stock appreciation of allocated ESOP shares           --           --       38,854            --         --        --        38,854
Principal reduction                                   --           --           --            --     77,419        --        77,419
Dividends paid on common stock                        --           --           --      (758,408)        --        --      (758,408)

Balance at December 31, 1998                     211,599           --    9,012,687    14,020,513   (159,064)       --    23,085,735

Net earnings                                          --           --           --     1,249,681         --        --     1,249,681
Exercise of options (6,229 shares)                   623           --       71,933            --         --        --        72,556
Stock appreciation of allocated ESOP shares           --           --        9,061            --         --        --         9,061
Principal reduction                                   --           --           --            --    159,064        --       159,064
Repurchase of common stock (96,938 shares)            --   (1,476,326)          --            --         --        --    (1,476,326)
Dividends paid on common stock                        --           --           --      (751,466)        --        --      (751,466)

Balance at December 31, 1999                     212,222   (1,476,326)   9,093,681    14,518,728         --        --    22,348,305

Comprehensive income:
   Net income                                         --           --           --     1,300,630         --        --     1,300,630
   Unrealized loss on securities
            available-for-sale                        --           --           --            --    (34,833)   (34,833)

        Total comprehensive income                    --           --           --     1,300,630         --    (34,833)   1,265,797

Repurchase of common stock (142,400 shares)                (2,071,250)                                                   (2,071,250)
Dividends paid on common stock                        --           --           --      (637,948)        --         --     (637,948)

Balance at December 31, 2000                    $ 212,222  (3,547,576)    9,093,681   15,181,410        --     (34,833)  20,904,904


See accompanying notes to consolidated financial statements.


                                              WEBSTER CITY FEDERAL BANCORP
                                                    AND SUBSIDIARIES

                                          Consolidated Statements of Cash Flows

                                            Years ended 2000, 1999, and 1998

                                                                                     2000        1999           1998
                                                                                 -----------   ---------     ----------
Cash flows from operating activities:
   Net earnings                                                                  $ 1,300,630   1,249,681      1,315,728
                                                                                 -----------   ---------     ----------

  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization                                                    90,874      57,582         41,822
     Gain on sale of real estate, net                                                     --          --         (3,227)
     Earned but unallocated shares of ESOP                                                --     159,064         77,419
     Stock appreciation of allocated ESOP shares                                          --       9,061         38,854
     Change in:
       Accrued interest receivable                                                    90,888     (97,619)         5,289
       Prepaid expenses and other assets                                              (6,911)     36,441        (16,393)
       Accrued interest payable                                                      (71,357)     11,819          2,029
       Accrued expenses and other liabilities                                         85,995      80,724         48,083
       Accrued taxes on income                                                        44,661     (24,096)        (9,549)
       Deferred taxes on income                                                      (29,000)    (19,000)       (48,000)
                                                                                 -----------   ---------     ----------

          Total adjustments                                                          205,150     213,976        136,327
                                                                                 -----------   ---------     ----------

          Net cash provided by operating activities                                1,505,780   1,463,657      1,452,055
                                                                                 -----------   ---------     ----------

Cash flows from investing activities:
   Proceeds from maturity of time deposits in other financial institutions         2,585,000   3,111,000      1,085,000
   Proceeds from the maturity of investment securities held to maturity                   --   4,900,000     16,650,000
   Proceeds from sales of securities available-for-sale, net                       2,996,700          --             --
   Purchase of investment securities held to maturity                                     --   (9,905,814)   (9,902,281)
   Purchase of time deposits                                                              --   (3,431,000)   (2,265,000)
   Principal collected on mortgage-backed securities                               1,766,477   3,226,586      4,905,638
   Purchase of mortgage-backed securities                                                 --   (1,070,487)           --
   Net change in loans receivable                                                  (6,904,897) (5,431,628)   (2,488,656)
   Proceeds from the sale of real estate                                                  --      22,460        113,967
   Purchase of office property and equipment                                         (57,432)    (40,619)        (9,990)
   Proceeds on sale of FHLB stock                                                         --          --        166,300
                                                                                 -----------   ---------     ----------

          Net cash (used in) provided by investing activities                        385,848   (8,619,502)    8,254,978
                                                                                 -----------   ---------     ----------

Cash flows from financing activities:
   Net change in deposits                                                          (2,772,393)  (785,386)    (2,823,575)
   Net (decrease) increase in advance payments by borrowers
      for taxes and insurance                                                          42,389      54,794        (15,485)
   Proceeds from FHLB advance                                                      5,000,000   2,000,000      1,200,000
   Investment in subsidiary                                                         (187,819)         --             --
   Repurchase of common stock                                                      (2,071,250) (1,476,326)           --
   ESOP costs                                                                             --    (159,064)       (77,419)
   Proceeds on stock options                                                              --      72,556         61,838
   Dividends paid                                                                   (637,948)   (751,466)      (758,408)
                                                                                 -----------   ---------     ----------

          Net cash used in financing activities                                     (627,021)  (1,044,892)   (2,413,049)
                                                                                 -----------   ---------     ----------

          Net (decrease) increase in cash and cash equivalents                     1,264,607   (8,200,737)    7,293,984

Cash and cash equivalents at beginning of year                                     4,986,099   13,186,836     5,892,852
                                                                                 -----------   ---------     ----------

Cash and cash equivalents at end of year                                         $ 6,250,706   4,986,099     13,186,836
                                                                                 ===========   =========     ==========

Supplemental  disclosures  of cash flow  information:
  Cash paid during the year for:
     Interest                                                                    $ 3,372,216   2,998,140      3,336,833
     Taxes on income                                                                 744,483     821,582        861,066
   Loan originated to facilitate sale of real estate                                      --          --         73,918
                                                                                  ===========   =========     ==========

See accompanying notes to consolidated financial statements.

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998



  (1)   Summary of Significant Accounting Policies and Practices

        Description of Business

        Webster City Federal Bancorp (the Company) and its subsidiaries, Webster City Federal Savings Bank (the Bank) and Security Title and Abstract, Inc., conduct operations in Webster City, Iowa, a community of approximately 8,000 people. The Bank is primarily engaged in the business of attracting deposits from the general public in its market area and investing such deposits in mortgage loans secured by one- to four-family residential real estate. The Bank's primary area for lending and other financial services consists of Hamilton County, Iowa, and the surrounding contiguous counties. Security Title and Abstract, Inc. is engaged in the business of providing abstracting and title services. The primary area for these services consists of Hamilton County, Iowa and the surrounding contiguous counties.

        Webster City Federal Bancorp was formed on July 1, 1999 pursuant to a plan of reorganization adopted by the Bank and its stockholders.
        Pursuant to the reorganization, each share of Webster City Federal Savings Bank stock held by existing stockholders of the Bank was exchanged for a share of common stock of Webster City Federal Bancorp. The reorganization had no financial statement impact and is reflected for all prior periods presented. Approximately 60% of the Company's common stock is owned by WCF Financial M.H.C., a mutual holding company (the Holding Company). The remaining 40% of the Company's common stock is owned by the general public including the Bank's Employee Stock Ownership Plan.

        Principles of Consolidation

        The consolidated financial statements include the accounts of Webster City Federal Bancorp, Security Title and Abstract, Inc., Webster City Federal Savings Bank, and the Bank's wholly owned subsidiary, WCF Service Corporation, which is engaged in the sales of mortgage life and credit life insurance to the Bank's loan customers. All material intercompany accounts and transactions have been eliminated.

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

        Earnings Per Share Computations

        The Company applies Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share for basic and diluted earnings per share calculation and reporting standards.

        Earnings per share-basic for 2000 is computed using the 1,939,415 weighted-average common shares outstanding for the year, net of 182,801 weighted-average treasury shares and divided into the net earnings of $1,300,630. Earnings per share-diluted for 2000 is computed using the 1,939,415 weighted-average common shares outstanding and divided into the net earnings of $1,300,630. The effect of stock options was not dilutive in 2000.


                                       18                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998

        Earnings per share-basic for 1999 is computed using the 2,080,517 weighted-average common shares outstanding for the year, which is net of 6,770 weighted-average unearned ESOP shares and 30,866 weighted-average treasury shares and divided into the net earnings of $1,249,681. Earnings per share-diluted for 1999 is computed using the 2,080,517 weighted-average common shares outstanding and adding the dilutive effect of stock options totaling 6,459 shares and divided into the net earnings of $1,249,681.

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

        Cash and Cash Equivalents

        For the purpose of reporting cash flows, the Company includes cash and due from other financial institutions and time deposits in other financial institutions with original maturities of three months or less in cash and cash equivalents. Included as cash equivalents at December 31, 2000 and 1999, were interest-bearing deposits totaling $5,815,975 and $4,239,112, respectively.

        Securities

        Investment securities are classified based on the Company's intended holding period. Securities which the Company has the ability and positive intent to hold to maturity are classified as held-to-maturity. Securities held principally for the purpose of near-term sales are classified as trading. Securities which may be sold prior to maturity to meet liquidity needs, to respond to market changes, or to adjust the Company's asset-liability position are classified as available-for-sale. At December 31, 2000, the Bank had no trading securities. At December 31, 1999, the Bank had no trading securities or securities available-for-sale.

        Securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. Trading securities are carried at fair value, with gains and losses, both realized and unrealized, included in operations. Securities available-for-sale are carried at fair value, with the aggregate unrealized gains or losses, net of the effect of taxes on income, reported as a component of stockholders' equity. Other than temporary unrealized losses are recorded in the consolidated statement of operations.

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

                        December 31, 2000, 1999 and 1998


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

        Accrued interest receivable on loans which become more than ninety days in arrears is charged to an allowance which is established by a charge to interest income. Interest income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

        Under the Company's credit policies, all loans with interest more than ninety days in arrears and restructured loans are considered impaired loans. Loan impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate except, where more practical, at the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

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

        Financial Instruments With Off-balance Sheet Risk

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

        Office Property and Equipment

        Office property and equipment are recorded at cost, and depreciation is provided primarily by the straight-line method over the estimated useful lives of the related assets, which range from ten to fifty years for the office building and improvements and five to twenty-five years for furniture, fixtures, and equipment.


                                       20                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


        Maintenance and repairs are charged against income. Expenditures for improvements are capitalized and subsequently depreciated. The cost and accumulated depreciation of assets retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts. Related profit or loss from such transactions is credited or charged to income.

        Taxes on Income

        The Company and its subsidiaries file consolidated federal income tax returns. Federal taxes on income are allocated based on taxable income or loss included in the consolidated return. For state tax purposes, the Bank files a franchise tax return and the Company, Security Title and Abstract, Inc., and WCF Service Corporation file a consolidated corporate income tax return.

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

        Stock Option Plan

        The Company provides pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1996 and subsequent years as if the fair-value-based method, which recognizes as expense over the vesting period the fair value of stock-based awards at the date of grant, had been applied.

        Fair Value of Financial Instruments

        The  Company   discloses   estimated   fair  values  for  its  financial
        instruments. Fair value estimates, methods, and assumptions are set forth below:

        o Cash and cash equivalents and time deposits in other financial institutions - The carrying amount is a reasonable estimate of fair value.

        o Securities available for sale and held to maturity - The fair value of investment securities is estimated based on bid prices published in financial newspapers, bid quotations received from securities dealers, or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

        o Mortgage-backed and related securities - The fair value of mortgage-backed and related securities is estimated based on bid prices published in financial newspapers and bid quotations received from securities dealers.


                                       21                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998

        o Loans- Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as real estate, consumer, and commercial. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience, with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

        o FHLB stock - The value of FHLB stock is equivalent to its carrying value because the stock is redeemable at par value.

        o Accrued interest receivable and accrued interest payable - The recorded amount of accrued interest receivable and accrued interest payable approximates fair value as a result of the short-term nature of the instruments.

        o Deposits - The fair value of deposits with no stated maturity, such as passbook; money market; noninterest bearing checking, and NOW accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

        o FHLB advances - The fair value of the FHLB advances is based on the discounted value of the cash flows. The discount rate is estimated using the rates currently offered for fixed rate advances of similar remaining maturities.

        o Off-balance sheet assets (liabilities) - The unrealized gains and losses of commitments to extend credit are estimated using the difference between current levels of interest rates and committed rates. The unrealized gains and losses of letters of credit are based on fees currently charged for similar agreements.

        o Limitations - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

                                       22                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


        Effect of New Financial Accounting Standards

        Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment to FASB Statement No. 133, were adopted by the Company for the quarter beginning October 1, 2000. The adoption of the standards did not have a material effect on the Company's consolidated financial statements.

        Statement of Financial Accounting Standards (SFAS) 140, Accounting for Transfers and Servicing of Financial Asset and Extinguishments of Liabilities, is effective for transfers and servicing of financial assets and extinguishments of liabilities after March 31, 2001. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial statements.

(2)     Securities Available-for-sale and Held-to-maturity

        On November 27, 2000, in connection with the adoption of SFAS 133 and SFAS 138, the Bank transferred certain securities in its portfolio from held-to-maturity to available-for-sale in order to provide more flexibility in the management of the portfolio. Securities transferred had an amortized cost of $14,548,897 with net unrealized losses of $259,637 at the date of the transfer.

        Securities available for sale at December 31, 2000, were as follows:

                                                    Gross           Gross          Estimated
                                 Amortized       unrealized       unrealized          fair
        Description                cost             gains           losses           value
----------------------------   --------------   --------------  ---------------  ---------------
U.S. agency securities       $    11,550,000            3,700           35,780       11,517,920
                               --------------   --------------  ---------------  ---------------

                             $    11,550,000            3,700           35,780       11,517,920
                               ==============   ==============  ===============  ===============





                                       23                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


        Securities held-to-maturity at December 31, 2000 and 1999, were as follows:

                                                        Gross         Gross      Estimated
                                      Amortized      unrealized     unrealized      fair
         Description                      cost           gains        losses        value
         -----------                      ----           -----        ------        -----
2000:
    Municipal bonds                   $  368,730            --         4,412       364,318
    Mortgage-backed securities:
      Federal National Mortgage
        Association (FNMA)             1,639,930         4,199        12,058     1,632,071
      Government National Mortgage
        Association (GNMA)             2,917,177         8,780        35,827     2,890,130
      Federal Home Loan Mortgage
        Corporation (FHLMC)            1,467,903        56,328        13,172     1,511,059
                                      ----------    ----------    ----------    ----------

                                      $6,393,740        69,307        65,469     6,397,578
                                      ==========    ==========    ==========    ==========

                                                        Gross         Gross      Estimated
                                      Amortized      unrealized     unrealized      fair
         Description                      cost           gains        losses        value
         -----------                      ----           -----        ------        -----
1999:
    U.S. agency securities            $14,547,903          1,202        535,275     14,013,830
    Municipal bonds                       368,163             --         15,800        352,363
    Mortgage-backed securities:
      Federal National Mortgage
        Association (FNMA)              2,244,933          3,720         48,999      2,199,654
      Government National Mortgage
        Association (GNMA)              3,552,250         12,044         50,710      3,513,584
      Federal Home Loan Mortgage
        Corporation (FHLMC)             2,008,346         85,043         43,376      2,050,013
                                      -----------    -----------    -----------    -----------

                                      $22,721,595        102,009        694,160     22,129,444
                                      ===========    ===========    ===========    ===========



        The amortized cost and estimated fair value of securities held-to-maturity and securities available-for-sale at December 31, 2000 are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                       24                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998

                                                       Held to Maturity                 Available for Sale
                                                   ---------------------------     --------------------------
                                                   Amortized        Estimated        Amortized      Estimated
                                                      cost          fair value        cost          fair value
                                                   ----------       ---------      ----------      ----------
Due in one year or less                            $       --              --              --              --
Due after one year through five years                      --              --      10,500,000      10,475,270
Due after five years, but less than ten years         368,729         364,317       1,050,000       1,042,650
Mortgage-backed and related securities              6,025,011       6,033,261              --              --
                                                   ----------       ---------      ----------      ----------
                                                   $6,393,740       6,397,578      11,550,000      11,517,920
                                                   ==========       =========      ==========      ==========

        There were no sales of securities held-to-maturity during the years ended December 31, 2000, 1999, and 1998. Proceeds from the sale of securities available for sale during 2000 totaled $2,996,700 and resulted in gross realized gains of $18,500 and gross realized losses of $0.

        At  December  31,  2000  and  1999,  accrued  interest   receivable  for
        securities available-for-sale and securities held-to-maturity totaled $257,900 and $391,205, respectively.

  (3)   Loans Receivable

        At December 31, 2000 and 1999, loans receivable consisted of the following:

                                               2000             1999
                                          ------------      ------------
Real estate loans:
    One- to four-family residential       $ 55,113,819        50,419,973
    Multifamily residential and other        5,317,000         5,248,000
    Home equity                              4,750,442         4,141,657
                                          ------------      ------------

                                            65,181,261        59,809,630
                                          ------------      ------------
Consumer and other loans:
    Automobile                               2,418,000         1,682,000
    Home improvement                         1,485,474         1,083,439
    Loans on savings deposits                  525,893           248,158
    Other                                      769,966           587,492
                                          ------------      ------------

                                             5,199,333         3,601,089
                                          ------------      ------------

Real estate sold on contract                    66,303           100,235
                                          ------------      ------------

             Total loans receivable         70,446,897        63,510,954

Premium on loans purchased                       3,409             5,865
Unearned discount on loans purchased           (14,410)          (19,917)
Loans in process                              (928,199)         (922,170)
Allowance for losses on loans                 (403,484)         (382,402)
                                          ------------      ------------

                                          $ 69,104,213        62,192,330
                                          ============      ============



                                       25                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


        Accrued interest receivable on loans receivable was $412,479 and $354,009 at December 31, 2000 and 1999, respectively.

        The Company originates residential and commercial real estate loans and other consumer loans, primarily in its Hamilton County, Iowa, market area and adjacent counties. In addition, the Company has purchased residential loans, primarily in Iowa, Texas, and Colorado. At December 31, 2000, approximately $4.9 million of the Company's loans were secured by properties in Texas and Colorado. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Company's market area.

        Loans with interest more than ninety days in arrears, defined as impaired and carried on nonaccrual status, amounted to $194,552 and $0 at December 31, 2000 and 1999, respectively. The allowance for loan losses related to these loans were $0. The average balances of nonaccrual loans for the years ended December 31, 2000 and 1999 were $39,480 and $23,084, respectively. For the years ended December 31, 2000 and 1999, interest income, which would have been recorded under the original terms of the loans, was approximately $3,054 and $1,628, respectively, with $1,461 and $1,628, respectively, of interest income actually recorded.

        At December 31, 2000, the Company had commitments to buy or fund four fixed rate loans totaling $198,700. At December 31, 1999, the Company had commitments to buy or fund loans of approximately $405,000, including three fixed rate commitments totaling $232,350. There were no commitments to sell loans.

        Loan customers of the Company include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at December 31, 2000 and 1999 amounted to $878,921 and $714,958, respectively. During the year ended December 31, 2000, $178,600 of new loans were made and repayments totaled $14,637.

  (4)   Allowance for Losses on Loans

        A summary of the allowance for losses on loans follows:

                                                     December 31
                                        ---------------------------------------
                                           2000           1999           1998
                                        ---------      ---------      ---------
Balance at beginning of year            $ 382,402        385,188        385,149

Provision for losses                           --             --             --
Charge-offs                                (1,968)        (9,264)          (725)
Recoveries                                 23,050          6,478            764
                                        ---------      ---------      ---------

Balance at end of year                  $ 403,484        382,402        385,188
                                        =========      =========      =========




                                       26                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


  (5)   Office Property and Equipment

        At December 31, 2000 and 1999, the cost and accumulated depreciation of office property and equipment were as follows:


                                                       2000              1999
                                                    ----------        ----------
Land                                                $  125,746           125,746
Office building and improvements                       815,740           741,403
Furniture, fixtures, and equipment                     429,077           409,376
                                                    ----------        ----------

                                                     1,370,563         1,276,525

Less accumulated depreciation                          875,759           791,440
                                                    ----------        ----------

                                                    $  494,804           485,085
                                                    ==========        ==========

  (6)   Deposits

        At December 31, 2000 and 1999, deposits are summarized as follows:

                                                     2000                1999
                                                 -----------         -----------
Passbook                                         $ 4,318,947           4,730,437
Money market plus                                  6,022,667           6,035,983
Noninterest-bearing checking                       1,284,867           1,882,406
NOW                                                7,454,103           5,824,154
Certificates of deposit                           46,065,225          49,445,222
                                                 -----------         -----------

                                                 $65,145,809          67,918,202
                                                 ===========         ===========

        The  aggregate   amount  of  certificates  of  deposit  with  a  minimum
        denomination of $100,000 was approximately $5,801,396 and $7,116,565 at December 31, 2000 and 1999, respectively.


                                       27                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


        At December 31, 2000, the scheduled maturities of certificates of deposit were as follows:

                              2001               $ 26,865,737
                              2002                 14,635,139
                              2003                  2,850,566
                              2004                    815,563
                      2005 and thereafter             898,220
                                                 ------------

                                                 $ 46,065,225
                                                 ============


        Interests expense on deposits for the years ended December 31, 2000, 1999, and 1998 is summarized as follows:

                                          2000           1999           1998
                                      ----------      ----------      ----------
Passbook                              $  111,190         105,367         123,280
Money market plus and NOW                355,930         303,713         292,420
Certificates of deposit                2,550,993       2,515,094       2,854,214
                                      ----------      ----------      ----------

                                      $3,018,113       2,924,174       3,269,914
                                      ==========      ==========      ==========

        Public funds amounted to approximately $799,000 and $3,427,000 at December 31, 2000 and 1999, respectively.

        At December 31, 2000 and 1999, accrued interest payable on deposits totaled $50,855 and $122,212, respectively.

  (7)   Advances from Federal Home Loan Bank (FHLB)

        The following is a summary of advances from FHLB at December 31, 2000 and 1999:

         FHLB of Des Moines
     Maturity in fiscal year        Interest
       ending December 31             Rate             2000            1999
                                    -------       ------------     ----------

              2001                     6.98%      $  2,000,000             --
              2009                     5.55          3,200,000      3,200,000
              2010                     5.64          3,000,000             --
                                                  ------------      ---------

                                                  $  8,200,000      3,200,000
                                                  ============      =========


                                       28                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


        Advances from the FHLB are secured by stock in the FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 125% of outstanding advances. The advances require monthly interest payments and interest is due at a maturity.

  (8)   Taxes on Income

        Taxes on income were comprised as follows:


                                2000                                        1999
               Federal          State        Total         Federal         State          Total
             ---------      ---------      ---------      ---------      ---------      ---------
Current      $ 710,000        110,000        820,000        691,000        108,000        799,000
Deferred       (25,000)        (4,000)       (29,000)       (16,000)        (3,000)       (19,000)
             ---------      ---------      ---------      ---------      ---------      ---------

             $ 685,000        106,000        791,000        675,000        105,000        780,000
             =========      =========      =========      =========      =========      =========


                                                      1998
                                -----------------------------------------------
                                  Federal            State              Total
                                ---------          ---------          ---------

Current                         $ 737,000            114,000            851,000
Deferred                          (42,000)            (6,000)           (48,000)
                                ---------          ---------          ---------

                                $ 695,000            108,000            803,000
                                =========          =========          =========


        Taxes on income differ from the amounts computed by applying the federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:


                                                                   December 31
                                                          ----------------------------
                                                           2000       1999       1998
                                                          -------    -------    ------
Federal income tax rate                                    34.0%     34.0        34.0
Items affecting federal income tax rate:
    State taxes on income, net of federal benefit           3.3        3.3         3.3
    Other                                                   0.5        1.1         0.6
                                                          -----       ----        ----

                                                           37.8%      38.4        37.9
                                                           ====       ====        ====

                                       29                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998

        The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                        2000            1999
                                                      ---------       ---------
Deferred tax assets:
    Deferred directors' fees                          $ 247,000         215,000
    General bad debt allowance                          140,000         140,000
    Securities available-for-sale                        18,000              --
                                                      ---------       ---------

             Gross deferred tax assets                  405,000         355,000

    Less valuation allowance                                 --              --
                                                      ---------       ---------

             Net deferred tax assets                    405,000         355,000
                                                      ---------       ---------

Deferred tax liabilities:
    Deferred loan fees                                 (116,000)       (108,000)
    FHLB stock dividends                                (74,000)        (74,000)
    Tax bad debt reserve                                 (4,000)         (7,000)
    Accrual to cash conversion for
      interest income on certain loans                   (8,000)         (9,000)
    Other                                                    --          (1,000)
                                                      ---------       ---------

             Gross deferred tax liabilities            (202,000)       (199,000)
                                                      ---------       ---------

             Net deferred tax asset                   $ 203,000         156,000
                                                      =========       =========



  (9)   Benefit Plans

        Retirement Plan

        The Bank is a participant in the Financial Institutions  Retirement Fund
        (FIRF), and substantially all of its officers and employees are covered by the retirement plan. FIRF does not segregate the assets, liabilities, or costs by participating employer. According to FIRF's administrators, as of June 30, 1999, the date of the latest actuarial valuation, the book and market values of the fund assets exceeded the value of vested benefits in the aggregate. In accordance with FIRF's instructions, the Bank did not make any contributions to the plan in 2000, 1999, or 1998.

        ESOP

        All employees meeting the age and service requirements are eligible to participate in the ESOP established in August 1994. Contributions made by the Company to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. ESOP expense was $0, $161,894, and $102,304 for the years ended December 31, 2000, 1999, and 1998, respectively.


                                       30                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998

        The Company paid the balance of the ESOP loan during 1999. Interest expense on the ESOP's borrowing for the years ended December 31, 2000, 1999, and 1998 was $0, $5,086, and $14,182, respectively. At December 31, 1998, 20,127 shares were unearned. On January 1, 1999 and 1998, 6,588 and 6,186 shares, respectively, were released for allocation. The remaining shares were released from allocation when the loan was paid on June 30, 1999.

        Deferred Compensation

        The Company has deferred compensation agreements with certain directors, and at December 31, 2000 and 1999, had accrued deferred compensation of $661,994 and $575,448, respectively. Directors' fees deferred were $29,700, $29,400, and $27,750 for 2000, 1999, and 1998, respectively.

        Stock Option Plan

        In 1996, the Company adopted a stock option plan (the Plan) pursuant to which the Company's board of directors may grant stock options to officers, key employees, and nonemployee directors of the Company. The Plan authorizes grants of options to purchase up to 95,000 shares of authorized but unissued common stock and treasury stock. Stock options for 80,750 shares were granted upon adoption of the Plan. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable in three equal annual installments, commencing one year from the date of grant.

        At December 31, 2000 and 1999, there were 14,250 additional options available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1996 was $2.00 on the date of grant using the Black Scholes option-pricing model, with the following weighted-average assumptions: expected dividend yield of 6.27%, expected volatility of 22%, risk-free interest rate of 6.37%, and an expected life of six years.

        The Company applies Accounting Principles Board Opinion No. 25 in accounting for its Plan, and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                          2000            1999           1998
                                                    --------------      ---------      ---------
Net earnings                         As reported    $    1,300,630      1,249,681      1,315,728
                                     Pro forma           1,278,699      1,221,679      1,282,002
                                                    ==============      =========      =========

Earnings per share - basic           As reported    $         0.67           0.60           0.63
                                     Pro forma                0.66           0.59           0.61
                                                    ==============      =========      =========

Earnings per share - diluted         As reported    $         0.67           0.60           0.62
                                     Pro forma                0.66           0.58           0.60
                                                    ==============      =========      =========


                                       31                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


        Pro forma net earnings reflects only options granted in 1996. The full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period. There were no options granted in 2000, 1999, or 1998.

        Stock option activity during the periods indicated was as follows:

                                         2000                        1999                          1998
                                -----------------------    ------------------------     --------------------------
                                 Number        Exercise       Number       Exercise        Number        Exercise
                                of shares      price        of shares       price        of shares        price
                                ---------      -----        ---------       -----        ---------        -----
Balance at beginning of year      50,611     $   12.75       56,837      $   12.75        66,167      $   12.75
Granted                               --         --              --          --               --          --
Exercised                             --         --          (6,226)         12.75        (9,330)         12.75
Expired                               --         --              --          --               --          --
                                ---------      -----        ---------       -----        ---------        -----

Balance at end of year            50,611         12.75       50,611          12.75        56,837          12.75
                                 =======     =========       =======      ========        =======      ========



        At December 31, 2000, the exercise price and weighted-average remaining contractual life of outstanding options was $12.75 and 5.33 years, respectively.

(10)    Stockholders' Equity

        Stock Holding Company Reorganization

        On July 1, 1999, the board of directors of Webster City Federal Savings Bank adopted a plan of reorganization to create a two-tier mutual holding company structure with the establishment of a Webster City Federal Bancorp, a stock holding company parent of the Bank. Pursuant to the reorganization, each share of Webster City Federal Savings Bank common stock held by the existing stockholders of the Bank was exchanged for a share of common stock of Webster City Federal Bancorp. Upon completion of the reorganization, Webster City Federal Bancorp owns 100% of the Bank. Approximately 60% of Webster City Federal Bancorp is owned by WCF Financial, M.H.C., a mutual holding company and 40% is owned by outside investors, including the Bank's ESOP.

        Common Stock Repurchase

        The Company repurchased 142,400 and 96,738 shares of common stock during 2000 and 1999, respectively. These shares are recorded at cost in the consolidated balance sheet.

        Regulatory Capital Requirements

        The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision
        (OTS) promulgated thereunder require institutions to have a minimum 3% core capital ratio; and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution. The Company and Bank met the regulatory capital requirements at December 31, 2000 and 1999.
                                       32                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


        The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions, such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Company and Bank met the regulatory capital requirements at December 31, 2000 and 1999.

        The Bank's actual and required capital amounts and ratios as of December 31, 2000 were as follows:

                                                                                                             To be well-
                                                                                  For capital              capitalized under
                                                                                   adequacy                prompt corrective
                                                         Actual                    purposes                action provisions
                                             ---------------------------    ---------------------    ---------------------------
                                                 Amount        Percent        Amount      Percent       Amount         Percent
                                              -----------      -------    -----------     -------     ----------      ----------
Tangible capital:
    Consolidated                              $20,940,000       21.9 %    $ 1,432,000        1.5 %    $       n/a        n/a %
    Webster City Federal Savings Bank          20,397,000       21.4        1,431,000        1.5              n/a        n/a
Tier 1 leverage (core) capital:
    Consolidated                               20,940,000       21.9        3,817,000        4.0        4,772,000        5.0
    Webster City Federal Savings Bank          20,397,000       21.4        3,816,000        4.0        4,770,000        5.0
Risk-based capital:
    Consolidated                               21,208,000       45.9        3,697,000        8.0        4,622,000       10.0
    Webster City Federal Savings Bank          20,665,000       44.9        3,683,000        8.0        4,604,000       10.0
Tier 1 risk-based capital:
    Consolidated                               20,940,000       45.3              n/a        n/a        2,773,000        6.0
    Webster City Federal Savings Bank          20,397,000       44.3              n/a        n/a        2,762,000        6.0
                                              ===========       ====      ===========        ===      ===========

        At December 31, 2000 and 1999, the Bank had federal income tax bad debt reserves of approximately $2,430,000, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges.

        Dividends and Restrictions Thereon

        The board of directors of the Company declared and paid four 20(cent) per share dividends in 2000.

        The Holding Company waived its right to receive the dividend declared and paid on all four of the 20(cent) dividends during the year. The OTS required that the retained earnings of the Bank be restricted by $920,000, the amount of the 2000 waived dividends. Cumulative restricted retained earnings at December 31, 2000 for waived dividends were $5,232,500.

        Prior to the formation of the Company, the Board of Directors of the Bank declared and paid two 20(cent) per share dividends during the first and second quarters of 1999. The Board of Directors of the Company declared and paid two 20(cent) per share dividends during the third and fourth quarters of 1999.

        The Holding Company waived its right to receive the dividend declared and paid on all four of the 20(cent) dividends during 1999. The OTS required that the retained earnings of the Bank be restricted by $920,000, the amount of the 1999 waived dividends. Cumulative restricted retained earnings at December 31, 1999, for waived dividends were $4,312,500.

                                       33                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


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


                                       34                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


(11)    Fair Value of Financial Instruments

        The estimated fair values of Company's financial instruments (as described in note 1) at December 31, 2000 and 1999 were as follows:



                                                      2000                              1999
                                      ----------------------------     --------------------------
                                        Carrying           Fair           Carrying           Fair
                                         amount            value           amount           value
                                      -----------       ---------       ---------       ---------
Financial assets:
    Cash and cash equivalents         $ 6,250,706       6,250,706       4,986,099       4,986,099
    Time deposits in other
      financial institutions                   --              --       2,585,000       2,585,000
    Securities available for sale      11,517,920      11,517,920              --              --
    Securities held-to-maturity         6,393,740       6,397,578      22,721,595      22,129,444
    Loans receivable, net              69,104,213      65,345,825      62,192,330      57,722,978
    FHLB stock                            613,200         613,200         613,200         613,200
    Accrued interest receivable           670,379         670,379         761,267         761,267

Financial liabilities:
    Deposits                           65,145,809      65,873,276      67,918,202      68,094,360
    FHLB Advances                       8,200,000       7,848,417       3,200,000       2,848,656
    Accrued interest payable               50,855          50,855         122,212         122,212
                                      ===========     ===========     ===========     ===========




                                           Notional        Unrealized        Notional        Unrealized
                                            Amount         gain (loss)        Amount        gain (loss)
                                         --------------   --------------   --------------  ---------------
Off  balance sheet instrument -
    Commitments to extend credit       $       198,700               --          405,000               --
                                       ===============   ==============   ==============  ===============

                                       35                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998


(12)    Parent Company Only Financial Statements


                                  Condensed Balance Sheets

                                 December 31, 2000 and 1999

                                                                2000             1999
                                                            ------------      ------------
Cash and cash equivalents                                   $    318,069           837,260
Investment in subsidiaries                                    20,599,391        21,511,045
                                                            ------------      ------------

             Total assets                                   $ 20,917,460        22,348,305
                                                            ============      ============

Liabilities:
    Accrued expenses                                        $     12,556                --
                                                            ------------      ------------

Stockholders' equity:
    Common stock                                                 212,222           212,222
    Additional paid-in capital                                 9,093,681         9,093,681
    Retained earnings                                         15,181,410        14,518,728
    Unrealized loss on securities available-for-sale             (34,833)               --
    Treasury stock                                            (3,547,576)       (1,476,326)
                                                            ------------      ------------

             Total stockholders' equity                       20,904,904        22,348,305
                                                            ------------      ------------

             Total liabilities and stockholders' equity     $ 20,917,460        22,348,305
                                                            ============      ============


                             Condensed Statements of Operations

                       For the years ended December 31, 2000 and 1999

                                                                2000                1999
                                                             -----------        -----------
Dividend income                                             $ 2,500,000          3,082,125
Interest income                                                      59                250
Equity in undistributed earnings of subsidiaries             (1,128,205)        (1,775,022)
Noninterest expenses                                            (96,224)           (57,672)
                                                            -----------        -----------

             Earnings before income tax expense               1,275,630          1,249,681

Income tax benefit                                              (25,000)                --
                                                            -----------        -----------

             Net earnings                                   $ 1,300,630          1,249,681
                                                            ===========        ===========

                                       36                            (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998



                             Condensed Statements of Cash Flows

                       For the years ended December 31, 2000 and 1999

                                                                          2000             1999
                                                                      -----------      -----------
Operating activities:
    Net earnings                                                      $ 1,300,630        1,249,681
    Change in accrued expenses                                             12,556               --
    Equity in undistributed earnings of subsidiaries                    1,128,205        1,775,022
                                                                      -----------      -----------

             Net cash provided by operating activities                  2,441,391        3,024,703
                                                                      -----------      -----------

Investing activities:
    Investment in subsidiary                                             (251,384)              --

Financing activities:
    Repurchase of common stock                                         (2,071,250)      (1,476,326)
    Proceeds on stock options                                                  --           40,349
    Dividends paid                                                       (637,948)        (751,466)
                                                                      -----------      -----------

             Net cash used in financing activities                     (2,709,198)      (2,187,443)
                                                                      -----------      -----------

             Net (decrease) increase in cash and cash equivalents        (519,191)         837,260

Cash and cash equivalents at beginning of period                          837,260               --
                                                                      -----------      -----------

Cash and cash equivalents at end of period                            $   318,069          837,260
                                                                      ===========      ===========



(13)    Contingencies

        The Company is involved with various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Bank's consolidated financial statements.

                          WEBSTER CITY FEDERAL BANCORP
                             STOCKHOLDER INFORMATION



ANNUAL MEETING

         The Annual Meeting of Stockholders will be held at 1:00 p.m., Wednesday, April 18, 2001, at the main office of the Company located at 820 Des Moines Street, Webster City, Iowa.



STOCK INFORMATION

         Webster City Federal Bancorp common stock is traded over the counter, on the NASDAQ Small-Cap Market under the symbol "WCFB".

         As of February 28, 2001, the Company had 221 shareholders of record (which does not include approximately 250 shareholders whose stock is in nominee or "street" name) and 1,886,251 shares of common stock outstanding.

         The price ranges of the common stock and dividend payouts on such common stock for each quarter were as follows:

                                 2000             1999
                               Dividend         Dividend         Fiscal Year 2000         Fiscal Year 1999
                                 Paid             Paid             Low     High              Low      High
                                 ----             ----             ---     ----              ---      ----


         First quarter ........  $.20             $.20            $11.00   $15.13           $14.75   $16.85
         Second quarter .......  $.20             $.20            $11.05   $13.88           $13.75   $15.50
         Third quarter ........  $.20             $.20            $11.13   $12.88           $13.75   $15.75
         Fourth quarter .......  $.20             $.20            $11.25   $14.13           $12.75   $15.63




STOCKHOLDER AND GENERAL INQUIRIES                    TRANSFER AGENT

Phyllis A. Murphy, President                         Registrar and Transfer Co.
Webster City Federal  Bancorp                        10 Commerce Drive
820 Des Moines Street, P.O. Box 638                  Cranford, New Jersey  07016
Webster City, Iowa 50595-0638                        (800) 368-5948
(515) 832-3071



ANNUAL AND OTHER REPORTS

         The Company is required to file an annual report on Form 10-KSB for its year ended December 31, 2000 with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company's Quarterly Reports may be obtained without charge by contacting Phyllis A. Murphy, President and Chief Executive Officer, Webster City Federal Bancorp, 820 Des Moines Street, P.O. Box 638, Webster City, Iowa 50595-0638, (515) 832-3071.

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

Dr. Leo Moriarty
         Dentist




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

Kyle R. Swon
         Senior Vice President and Chief Lending Officer

William J. Biggins
         Vice President

Jeffrey C. Kluver
         Vice President

Kathie R. Highland
         Vice President and Secretary


 INDEPENDENT AUDITORS                            CORPORATE COUNSEL

 KPMG LLP                                        Bottorff Law Firm
 2500 Ruan Center                                913 Seneca Street
 Des Moines, Iowa 50309                          Webster City, Iowa 50595


                                 SPECIAL COUNSEL

                      Luse Lehman Gorman Pomerenk & Schick
                        5335 Wisconsin Ave NW, Suite 400
                              Washington, DC 20015