Form 10KSB, Exhibit 13
period 2001-12-31
WEBSTER CITY FEDERAL BANCORP
filed 2002-03-18
CIK 1089830

2001 ANNUAL REPORT TO STOCKHOLDERS
                          WEBSTER CITY FEDERAL BANCORP

--------------------------------------------------------------------------------



                 Table of Contents

                                                                           Page
                                                                          ------
Message of President and Chief Executive Officer . . . . . . . . . . . . . . 1

Selected Consolidated Financial and Other Data . . . . . . . . . . . . . . . 2

Key  Financial  Ratios and Other Data. . . . . . . . . . . . . . . . . . . . 3

Management's  Discussion  and  Analysis of  Financial
Condition  and Results of Operations . . . . . . . . . . . . . . . . . . . . 4

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . 13

Consolidated Balance Sheets . . . . . . . . . . . . . .. . . . . . . . . . . 14

Consolidated Statements of Operations . . . . . . . . . . . .  . . . . . . . 15

Consolidated Statements of Stockholders' Equity . . . . . . . . . . . . . .  16

Consolidated Statements of Cash Flows . . . . . . . . . . . .  . .  . . . .  17

Notes to Consolidated Financial Statements . . . . . .  . . . .  . . . . . . 18

Stockholder Information. . . . . . . . . . . . . . . . . . . . . . . . . . . 38

Directors and Executive Officers . . . . . . . . . . . .. . . . . . . . . .  40

Dear Fellow Shareholders:

We are pleased to report another excellent, profitable year for the Company in 2001. Net income for the year was $1,189,899 or $.64 per share. Return on average assets was 1.23%.

The Board voted to increase the dividend payable to our shareholders in November of 2001 to $.25 per share, up $.05 per share from the previous quarters in 2001.

Our strong capital position, combined with our high liquidity levels, allows the Company to meet the challenges of today as well as in the future. We are well positioned to take advantage of future opportunities to strengthen the performance of the Company for the benefit of our shareholders.

We extend congratulations and many thanks to Ellis S. Swon for his years of leadership with the Company and its subsidiary, Webster City Federal Savings Bank. Mr. Swon retired as Chairman of the Board June 30, 2001. He had been with the Company and subsidiary for over 50 years.

The Board welcomed two new members July 1, 2001. Stephen L. Mourlam, Executive Vice President and Chief Financial Officer of Webster City Federal Savings Bank, has been with the bank for the past 22 years. Kyle R. Swon, Senior Vice President and Chief Lending Officer, has been with the bank for the past 14 years. Both have been with the Company since its formation.

We are proud to have a special group of board members and employees who work toward a common goal - to be a highly profitable financial center providing friendly, convenient service to our customers.

Sincerely,



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

Selected Financial Condition Data

                                                         At December 31,
                                     ------------------------------------------------------
                                        2001       2000       1999       1998       1997
                                      --------   --------   --------   --------   --------
                                                         (In Thousands)

Total assets                          $102,361   $ 95,430   $ 94,525   $ 94,084   $ 95,024
Loans receivable, net
    Real estate                         70,031     63,831     58,592     53,084     50,431
    Consumer and other                   4,461      5,273      3,600      3,668      3,891
                                      --------   --------   --------   --------   --------
    Total loans receivable, net         74,492     69,104     62,192     56,752     54,322

Mortgage-backed securities               4,205      6,025      7,806      9,987     14,923
Investments                             10,189     11,518     14,916      9,899     16,637
Cash and cash equivalents                9,183      6,251      4,986     13,187      5,893
Deposits                                70,043     65,146     67,918     68,704     71,527
Stockholders' equity, substantially
restricted                              21,348     20,905     22,348     23,086     22,350



Summary of Operations

                                                       Year Ended December 31,
                                         ----------------------------------------------------
                                            2001       2000       1999       1998      1997
                                           ------     ------     ------     ------    ------
                                         (Dollars in thousands, except earnings per share
                                              and cash dividends per share amounts)


Interest income                            $6,713    $6,702      $6,410      $6,646    $6,740

Interest expense                            3,465     3,301       3,010       3,339     3,364
                                            -----     -----       -----       -----     -----
   Net interest income before provision

     for loan losses                        3,248     3,401       3,400       3,307     3,376

Provision for loan losses                      --        --          --          --        40
                                            -----     -----       -----       -----     -----
   Net interest income after provision

     for loan losses                        3,248     3,401       3,400       3,307     3,336
                                            -----     -----       -----       -----     -----
Non-interest income:

  Service charges and other fees              258       181         162         188       157

  Other income                                198       166          51          56        48
                                            -----     -----       -----       -----     -----
   Total non-interest income
                                              456       347         213         244       205
Non-interest expense:

  Salaries and employee benefits            1,009       892         811         789       723

  Premises and equipment                      126       131         117          79        95

  Other real estate expenses, net               6         1           2           2         5

  Advertising                                  30        27          29          27        28

  Federal deposit insurance premiums           13        14          40          43        36

  Other                                       682       591         585         492       493
                                            -----     -----       -----       -----     -----

    Total non-interest expense              1,866     1,656       1,584       1,432     1,380
                                            -----     -----       -----       -----     -----
Income before income taxes                  1,838     2,092       2,029       2,119     2,161

Income tax expense                            648       791         780         803       797
                                            -----     -----       -----       -----     -----
                                           $1,190    $1,301      $1,249      $1,316    $1,364
                                            =====     =====       =====       =====     =====


Earnings per share - basic                  $0.64     $0.67       $0.60       $0.63     $0.66
                                            =====     =====       =====       =====     =====


Earnings per share - diluted                $0.63     $0.67       $0.60       $0.62     $0.65
                                            =====     =====       =====       =====     =====


Cash dividends per share                    $0.85     $0.80       $0.80       $0.80     $0.80
                                            =====     =====       =====       =====     =====



Financial Ratios and Other Data






                                                          At or for the Year Ended December 31,
                                               ------------------------------------------------------
                                                  2001        2000       1999        1998       1997
                                                --------   --------   --------   --------   --------

Equity to assets at year end                       20.85%    21.91%    23.64%    24.54%    23.52%
Net interest spread                                 2.42%     2.60%     2.61%     2.39%     2.51%
Net interest margin                                 3.44%     3.72%     3.72%     3.56%     3.65%
Return on average assets                            1.23%     1.39%     1.39%     1.39%     1.45%
Return on average equity                            5.80%     6.17%     5.49%     5.79%     6.19%
Stockholders' equity to average assets ratio       22.03%    22.40%    23.98%    24.36%    23.70%
Non-interest income to average assets ratio         0.48%     0.35%     0.22%     0.26%     0.22%
Non-interest expense to average assets ratio        1.93%     1.64%     1.69%     1.52%     1.47%
Nonperforming loans to net loans                    1.30%     0.29%     0.01%     0.03%     0.00%
Nonperforming assets to total assets                1.00%     0.21%     0.01%     0.04%     0.06%
Average interest-earning assets to
  average interest-bearing liabilities            128.02%   131.21%   133.80%   132.50%   131.37%
Allowance for loan losses to
  net loans receivable                              0.51%     0.59%     0.61%     0.68%     0.71%
Allowance for loan losses to
  nonperforming loans                              39.13%      N/M       N/M       N/M       N/M

Net interest income to non-interest expense       174.03%   205.31%   214.71%   230.78%   248.26%

Number of full service offices                          1         1         1         1         1


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

     The Company focuses on establishing and maintaining long-term relationships with customers, and is committed to serving the financial service needs of the communities in its market area. The Company attracts retail deposits from the general public and uses those deposits, together with borrowed funds, to originate residential mortgage loans, home equity loans and consumer loans.

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

     The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on its interest-earning assets, consisting primarily of mortgage loans, home equity loans, consumer loans, mortgage-backed securities, interest-bearing deposits at other institutions, investment securities and other investments, and the interest paid on interest-bearing liabilities, which consist of savings deposits and advances from the Federal Home Loan Bank. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's earnings also are affected by its level of non-interest income
including  primarily  service  fees  and  charges,  and  non-interest   expense,
including primarily compensation and employee benefits, and SAIF deposit insurance premiums. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

     The Company's critical accounting policy relates to the allowance for losses on loans. In management's opinion, it is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of probable credit losses. The allowance for loan loss is established through a provision for loss based on management's evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss experience.

Comparison of Financial Condition

     Total assets increased $6.9 million, or 7.2%, to $102.3 million at December 31, 2001 from $95.4 million at December 31, 2000. Deposits increased by $4.9 million, or 7.5%, to $70.0 million at December 31, 2001 from $65.1 million at December 31, 2000. Cash and cash equivalents increased by $2.9 million, or 46.4%, to $9.2 million at December 31, 2001 from $6.3 million at December 31, 2000. The Company had time deposits of $1.4 million in other financial institutions at the end of 2001. Investments (other than mortgage-backed securities) decreased $1.7 million, or 14.3%, to $10.2 million at December 31, 2001 from $11.5 million at December 31, 2000, reflecting continued strength in loan demand in the Company's market area. Net loans receivable increased $5.4 million, or 7.8%, to $74.5 million at December 31, 2001 from $69.1 million at December 31, 2000. Mortgage-backed securities decreased $1.8 million, or 29.9%, to $4.2 million at December 31, 2001 from $6.0 million at December 31, 2000, due to payments of principal. There were no additional mortgage-backed securities purchased during the year as management sought shorter-term securities in the lower market interest rate environment.

Stockholders' equity increased by $435,000, or 2.1%, to $21.3 million at December 31, 2001 from $20.9 million at December 31, 2000. The increase in stockholders' equity was due to net income of $1.2 million partially offset by cash dividends of $621,573 being paid to the stockholders.

Results of Operations

     General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, home equity loans, consumer loans, mortgage-backed securities, investment securities and other investments, and the interest paid on interest-bearing liabilities, consisting of savings deposits, FHLB advances and, to a lesser extent, public funds. The Company had net income of $1.2 million for the year ended December 31, 2001 compared to $1.3 million, and $1.2 million, for the years ended December 31, 2000, and 1999, respectively.

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


                                                                 Year Ended December 31,
                                    ------------------------------------------------------------------------------------
                                      2001                        2000                        1999
                                    ------------------------------------------------------------------------------------
                                                                 (Dollars in Thousands)
                                                       Average                     Average                      Average
                                     Average           Yield/    Average           Yield/    Average            Yield/
                                     Balance  Interest   Cost    Balance   Interest  Cost    Balance   Interest   Cost
                                    --------- -------  -------   --------  ---------------   --------  -------  -------
  Loans receivable, net              $72,620  $5,632    7.76%    $66,222   $5,150   7.78%    $58,312   $4,502    7.72%
  Mortgage-backed securities           5,033     344    6.83%      6,741     464    6.88%      9,006      571    6.34%
  Investment securities                6,276     363    5.78%     14,643     875    5.98%     15,183      924    6.09%
  Other interest earning assets       10,959     373    3.40%      3,779     213    5.64%      8,670      413    4.76%
                                    --------- -------            --------  ------            --------  -------
  Total interest-earning asset        94,888   6,712    7.07%     91,385   6,702    7.33%     91,171    6,410    7.03%
Other noninterest-earning assets       1,982                       1,954                       2,004
                                    ---------                    --------                    --------
      Total assets                   $96,870                     $93,339                     $93,175
                                    =========                    ========                    ========
Interest-bearing liabilities:
   Deposits                           66,338   3,019    4.40%     64,743   3,018    4.40%     66,531    2,924    4.40%
   Borrowings                          7,783     446    5.73%      4,909     283    5.76%      1,608       86    5.35%
                                    --------- -------            --------  ------            --------  -------
  Total interest-bearing liabi        74,121   3,465    4.67%     69,652   3,301    4.74%     68,139    3,010    4.42%
Noninterest-bearing liabilities        2,211                       2,606                       2,256
                                    ---------                    --------                    --------
      Total liabilities               76,332                      72,258                      70,395
Stockholders' equity                  20,538                      21,081                      22,780
                                    ---------                    --------                    --------
   Total liabilities and
   stock's equity                    $96,870                     $93,339                     $93,175
                                    =========                    ========                    ========
Net interest income                           $3,247                       $3,401                      $3,400
                                              =======                      ======                      =======
Net interest rate spread                                2.40%                       2.59%                        2.61%
                                                       =======                     =======                      =======
Net interest margin (1)                                 3.42%                       3.72%                        3.72%
                                                       =======                     =======                      =======
Ratio of average interest-
   earning assets to average
   interest-bearing liabilities                       128.02%                     131.21%                      133.80%
                                                       =======                     =======                      =======

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


                                                                   Years Ended December 31,
                                     ------------------------------------------------------------------------------------------
                                                     2001 vs 2000                                     2000 vs 1999
                                     ----------------------------------------------    ----------------------------------------
                                             Increase/                                        Increase/
                                            (Decrease)                  Total                 (Decrease)              Total
                                              Due to                    Increase               Due to               Increase
                                     --------------------------                        -------------------------
                                          Volume          Rate          (Decrease)        Volume          Rate     (Decrease)
                                     ------------    ----------    ----------------    -----------    ----------    -----------
                                                    (In Thousands)                                 (In Thousands)
Interest income:
   Investment securities                  ($484)         ($29)              ($513)          ($32)         ($17)          ($49)
   Loans receivable, net                     498             2                 500            615            33            648
   Mortgage-backed securities              (117)           (2)               (119)          (153)            46          (107)
   Other interest earning assets             272         (112)                 160          (265)            65          (200)
                                     ------------    ----------    ----------------    -----------    ----------    -----------
      Total interest-earning assets         $169        ($141)                 $28           $165          $127           $292
                                     ------------    ----------    ----------------    -----------    ----------    -----------


Interest-bearing liabilities:
   Deposits                                   73          (72)                   1           (81)           175             94
   Borrowings                                165           (2)                 163            190             7            197
                                     ------------    ----------    ----------------    -----------    ----------    -----------
      Total interest-bearing
liabilities                                 $238         ($74)                $164           $109          $182           $291
                                     ------------    ----------    ----------------    -----------    ----------    -----------

Net change in interest income:             ($69)         ($67)              ($136)            $56         ($55)             $1
                                     ============    ==========    ================    ===========    ==========    ===========



Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000.

     Interest Income. Total interest income increased by $10,400, or .2%, to $6.7 million for the year ended December 31, 2001 from $6.7 million for the year ended December 31, 2000. The increase in interest income resulted primarily from the increase in the volume of the Bank's interest-earning assets partially offset by a decrease in market interest rates on interest-earning assets. Average interest-earning assets increased by $3.5 million to $94.9 million from $91.4 million. The increase in average interest-earning assets resulted primarily from an increase of $6.4 million, or 9.7%, in the average balance of net loans receivable offset by a decrease of $1.8 million or 26.7% in average balance of mortgage-backed securities, and a $7.2 million, or 190.5%, increase in the average balance of other interest-earning assets, as management sought to stay liquid during this time of falling interest rates.

     Interest income on loans receivable increased by $482,900, or 9.4%, to $5.6 million for the year ended December 31, 2001 from $5.2 million for the year ended December 31, 2000. This increase in interest income was the result of a net increase in average loans outstanding for 2001 as compared to 2000, due to increased loan originations. The average yield on the loan portfolio decreased to 7.76% for the year ended December 31, 2001 from 7.78% for the year ended December 31, 2000. The Company uses a lagging index for its adjustable rate loans, and this caused the overall yield on the loan portfolio to decrease in 2001 compared to 2000. Interest income on mortgage-backed securities decreased by $120,300, or 25.9%, to $343,900. This decrease in interest income resulted from a decrease in average mortgage-backed securities outstanding of $1.8 million, or 26.7% and a decrease in average yield on mortgage-backed securities to 6.83% from 6.88% due to lower market interest rates.

     Interest Expense. Total interest expense increased by $163,800, or 5.0%, to $3.5 million for the year ended December 31, 2001 from $3.3 million for the year ended December 31, 2000. The principal reason the increase in interest expense was an increase the amount of borrowing the Company had during 2001 compared to 2000. Borrowing increased by $1.5 million or 18.3% to $9.7 million at December 31, 2001 from $8.2 million at December 31, 2000. The average yield on borrowings decreased by 3 basis points to 5.73% for 2001 compared to 5.76% for 2000.

     Provision for Loan Loss Expense. The company maintains an allowance for loan losses based upon management's evaluation of risks in the loan portfolio, the Company's past loan loss experience, and current and expected future economic conditions. The Company had no expenses from provision for loan losses for the year ended December 31, 2001 or in 2000. Management believes that it has maintained its allowance for loan losses at a level that is adequate to provide for loan losses, although there can be no assurance that such losses will not exceed estimated amounts.

A summary of the allowance for loan losses follows:


                                                 December 31
                                 ----------------------------------------
                                       2001          2000          1999
                                  ---------     ---------     ---------
                                                $ 403,485             $
Balance beginning of year           382,403     $ 385,188
Charge offs:
    Auto loans                       (4,363)           --       385,188
    Other                           (21,007)       (1,968)       (4,110)
                                 ----------------------------------------

                                    (25,370)       (1,968)       (9,263)
                                 ----------------------------------------
Recoveries:
    Residential                          --        22,500            --
    Other                                74           550         6,478
                                 ----------------------------------------

                                         --        23,050         6,478
                                 ----------------------------------------

Net (charge-offs)recoveries         (25,296)       21,082        (2,785)
                                 ----------------------------------------

Additions charged to operations          --            --            --
                                 ----------------------------------------

Balance end of year               $ 378,188     $ 403,485     $ 382,403
                                 ========================================

Ratio of net charge-offs during
the period to average loans
outstanding during the period           .04%          .01%          .01%
                                 ========================================

           The allocation of the allowance for loan losses follows:

                                                   December 31
                                        ---------------------------------
                                           2001      2000        1999
                                           ----      ----        ----

Balance at end of period applicable to

    Real Estate                          $340,369   $363,137   $344,162
    Consumer                               37,819     40,348     38,240
                                         --------  ----------  ----------
    Total                                $378,188   $403,485   $382,402
                                        =========  ==========  ========


Net Interest Income. Net interest income decreased by $153,400 or 4.5% to $3.2 million for the year ended December 31, 2001 from $3.4 million for the year ended December 31, 2000. The principal reason net interest income decreased was that the Company's interest rate spread declined to 2.40% for 2001 compared to 2.60% for 2000.

     Non-interest Income. Non-interest income increased by $109,200, or 31.5%, to $456,300 for the year ended December 31, 2001, from $347,100 for the same period ended December 31, 2000. The increase in non-interest income was due to increased fee income on loan originations from the increased loan volume and deposits.

     Non-interest Expense. Non-interest expense increased by $209,600, or 12.7%, to $1.9 million for the year ended December 31, 2001 from $1.7 million for the year ended December 31, 2000. Non-interest expense consists primarily of salaries and employee benefits, premises and occupancy costs, furniture and equipment expense, data processing expense, SAIF deposit insurance premiums and stock related expenses.

     Income Taxes. Income tax expense decreased by $143,000, or 18.1%, to $648,000 for the year ended December 31, 2001 from $791,000 for the same period in 2000. The effective tax rate for 2001 was 35.3% compared to 37.8% for 2000.

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

     Interest income on loans receivable increased by $647,200, or 14.4%, to $5.2 million for the year ended December 31, 2000 from $4.5 million for the year ended December 31, 1999. This increase in interest income was the result of a net increase in average loans outstanding for 2000 as compared to 1999, due to increased loan originations. The average yield on the loan portfolio increased to 7.78% for the year ended December 31, 2000 from 7.72% for the year ended December 31, 1999. The Company uses a lagging index for its adjustable rate loans, and this caused the overall yield on the loan portfolio to increase in 2000 compared to 1999. Interest income on mortgage-backed securities decreased by $107,000, or 18.7%, to $464,300. This decrease in interest income resulted from a decrease in average mortgage-backed securities outstanding of $2.3 million, or 25.2% offset by a increase in average yield on mortgage-backed securities to 6.88% from 6.34% due to higher market interest rates.

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

     Provision for Loan Loss Expense. The Company maintains an allowance for loan losses based upon management's evaluation of risks in the loan portfolio, the Company's past loan loss experience, and current and expected future economic conditions. The Company had no provision for loan losses for the year ended December 31, 2000 or in 1999. Management believes that it has maintained its allowance for loan losses at a level that is adequate to provide for loan losses, although there can be no assurance that such losses will not exceed estimated amounts.

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


                                                         Payments Due by Period
-------------------------------------------------------------------------------------------
Contractual Obligations                  Less than       1-3          4-5      After 5
  (Dollars in Thousands)      Total       1 Year        Years        Years      Years
-------------------------- -----------  ----------- ------------- ---------- ------------

Total borrowings            $ 9,700      $      -    $ 1,500       $ 2,000    $ 6,200


                                       Amount of Commitment - Expiration by Period
-------------------------------------------------------------------------------------------
Commitments                             Less than       1-3            4-5         After 5
  (Dollars in Thousands)      Total      1 Year        Years          Years         Years
-------------------------- ----------- ------------ -------------  -----------   -------------

Commitment to lend          $ 402         $ 402       $   --        $   --      $    --





Market Risk Management

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Company's net interest income or the economic value of its portfolio of assets, liabilities, and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how those exposures were managed in 2001 have changed when compared to 2000. Market risk limits have been established by the Board of Directors based on the Company's tolerance for risk.

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

The Company primarily relies on the OTS Net Portfolio Value Model (the Model) to measure its susceptibility to interest rate changes. Net portfolio value (NPV) is defined as the present value of expected net cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus or minus the present value of net expected cash flows from existing off-balance sheet contracts, if any. The Model estimates the current economic value of each type of asset, liability, and off-balance sheet contract after various assumed instantaneous, parallel shifts in the Treasury yield curve both upward and downward.

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

The following table sets forth the present value estimates for major categories of financial instruments of the Company at September 30, 2001, as calculated by the OTS NPV Model. The table shows the present value of the instruments under rate shock scenarios of -300 basis points to +300 basis points in increments of 100 basis points. OTS has suppressed all model outputs associated with the -300 bps scenario because of the abnormally low prevailing interest rate environment. As illustrated in the table, the Company's NPV is more sensitive in a rising rate scenario than in a falling rate scenario. As market rates increase, the market value of the Company's large portfolio of mortgage loans and securities declines significantly and prepayments slow. As interest rates decrease, the market value of mortgage loans and mortgage-backed securities increase less dramatically due to prepayment risk, periodic rate caps, and other embedded options.


Actual changes in market value will differ from estimated changes in this table due to various risks and uncertainties.



                                       Present Value Estimates by Interest Rate Scenario
                                                  Calculated at September 2001


                                      -300 bp    -200 bp      -100 bp      0 bp      +100 bp      +200 bp      +300 bp
                                      -------    --------    --------    --------     --------     --------     --------
                                                                     (Dollars in Thousands)

Financial Instrument:


Mortgage loans and securities       $   --      80,026      78,360      76,602       74,299       71,783       69,337

Non-mortgage loans                      --       5,017       4,954       4,893        4,833        4,774        4,717

Cash, deposits and securities           --      15,485      15,425      15,366       15,308       15,251       15,194

Other assets                            --       2,849       3,258       3,659        4,030        4,375        4,704
                                   -------    --------    --------    --------     --------     --------     --------


Total assets                            --     103,377     101,997     100,520       98,470       96,183       93,952
                                   -------    --------    --------    --------     --------     --------     --------


Deposits                                --      70,403      69,990      69,583       69,186       68,798       68,416

Borrowings                              --       6,861       6,779       6,377        6,264        6,205        6,178

Other liabilities                       --         139         139         139          139          139          139
                                   -------    --------    --------    --------     --------     --------     --------


Total liabilities                       --      77,403      76,908      76,099       75,589       75,142       74,733

Commitments                                        107          73          25          (38)        (101)        (158)
                                   -------    --------    --------    --------     --------     --------     --------


Net portfolio value                $   --      26,081      25,161      24,446       22,842       20,940       19,061
                                   =======    ========    ========    ========     ========     ========     ========

Net portfolio value ratio             0.00%      25.23%      24.67%      24.32%       23.20%       21.77%       20.29%
                                   =======    ========    ========    ========     ========     ========     ========

NPV minimum board limit               0.00%      22.00%      21.00%      20.00%       19.00%       18.00%       17.00%
                                   =======    ========    ========    ========     ========     ========     ========



Liquidity and Capital Resources

     The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time, depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The Company historically has maintained a level of liquid assets in excess or regulatory requirements, and the Company's liquidity ratio averaged 30.0% during the month of December 2001. The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset and liability management objectives.

     The Company's primary sources of funds are deposits, amortization and repayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2001, $12.5 million, or 58.7%, of the Company's investment portfolio (including cash, deposits in other financial institutions, FHLB stock, and securities) was scheduled to mature in one year or less, $8.8 million, or 41.3%, was scheduled to mature in one to five years, and none was scheduled to mature in over five years. Assets qualifying for liquidity outstanding at December 31, 2001 amounted to $20.9 million. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Consolidated Financial Statements.

     A major portion of the Company's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash are net earnings, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts. Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, it may borrow from the FHLB,which provides an additional source of funds.

     At December 31, 2001, the Company had core capital of $20.6 million, or 20.2% of adjusted total assets, which was approximately $16.5 million above the minimum requirements of 4.0% of adjusted total assets in effect on that date. On December 31, 2001, the Company had risk-based capital of $20.9 million (including $20.6 million in core capital), or 36.9% of risk-weighted assets of $56.6 million. This amount was $16.3 million above the 8% requirement in effect on that date. The Company is presently in compliance with the fully phased-in capital requirements.

     At December 31, 2001, the Company had outstanding loan commitments of $401,500. This amount does not include $1.4 million of the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year as of December 31, 2001, totaled $38.3 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

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

Impact of New Accounting Standards

SFAS No. 141 & 142
------------------

     In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FAS Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company is required to adopt the provisions of Statement 141 immediately, and Statement 142 effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized and tested for impairment in accordance with the appropriate pre-Statement 142 accounting requirements prior to the adoption of Statement 142. The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and SFAS No. 142 on January 2002. The effects of implementation were immaterial.

SFAS No. 143 & 144
------------------

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. The Company is required to adopt SFAS No. 143 on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS No. 144 on January 1, 2002. The effects of implementation were immaterial.

Safe Harbor Statement

     This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, the legislative/regulatory situation, monetary and fiscal policies of the U.S. Government, including polices of the U.S. Treasury and the Federal Reserve Board, the quality of composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further, information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

                WEBSTER CITY FEDERAL Bancorp AND SUBSIDIARies

                        Consolidated Financial Statements

                           December 31, 2001 and 2000

                          Independent Auditors' Report



The Board of Directors
Webster City Federal Bancorp
Webster City, Iowa:


We have audited the accompanying consolidated balance sheets of Webster City Federal Bancorp and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Webster City Federal Bancorp and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                  /s/ KPMG  LLP
                                  -------------


Des Moines, Iowa
January 18, 2002

                                               WEBSTER CITY FEDERAL BANCORP
                                                     AND SUBSIDIARIES
                                                Consolidated Balance Sheets
                                                December 31, 2001 and 2000
                                    Assets                                                2001                  2000
                                                                                   -------------------   -----------------
Cash and cash equivalents                                                        $      9,183,215             6,250,706
Time deposits in other financial institutions                                           1,399,000                    --
Securities available-for-sale (note 2)                                                 10,188,900            11,517,920
Securities held-to-maturity (market value of $4,654,121
     in 2001 and $6,397,578 in 2000) (note 2)                                           4,574,354             6,393,740
Loans receivable, net (notes 3, 4, and 7)                                              74,492,269            69,104,213
Federal Home Loan Bank (FHLB) stock, at cost                                              613,200               613,200
Office property and equipment, net (note 5)                                               882,238               494,804
Deferred taxes on income (note 8)                                                         189,000               203,000
Accrued interest receivable (notes 2 and 3)                                               568,569               670,379
Prepaid expenses and other assets                                                         270,618               181,649
                                                                                   -------------------   -----------------
                                                                                 $    102,361,363            95,429,611
                                                                                   ===================   =================
                     Liabilities and Stockholders' Equity
Deposits (note 6)                                                                $     70,042,590            65,145,809
FHLB advance (note 7)                                                                   9,700,000             8,200,000
Advance payments by borrowers for taxes and insurance                                     338,167               316,766
Accrued interest payable (note 6)                                                          53,454                50,855
Current income taxes payable (note 8)                                                      84,414                90,119
Accrued expenses and other liabilities (note 9)                                           794,438               721,158
                                                                                   -------------------   -----------------
                 Total liabilities                                                     81,013,063            74,524,707
                                                                                   -------------------   -----------------
Stockholders' equity (note 10): Serial preferred stock, $.10 par value.
        Authorized 10,000,000 shares, none issued                                              --                    --
     Common stock, $.10 par value. Authorized 20,000,000 shares,
        2,133,386 issued and 1,871,151 outstanding in 2001,
        and authorized 20,000,000 shares, 2,122,216 issued
        and 1,883,078 outstanding in 2000                                                 213,339               212,222
     Additional paid-in capital                                                         9,242,996             9,093,681
     Retained earnings, substantially restricted                                       15,749,736            15,181,410
     Unrealized gain (loss) on securities available-for-sale                               23,168               (34,833)
     Treasury stock, 262,238 and 239,138 shares
        in 2001 and 2000, respectively                                                 (3,880,939)           (3,547,576)
                                                                                   -------------------   -----------------
                 Total stockholders' equity                                            21,348,300            20,904,904
                                                                                   -------------------   -----------------
Commitments and contingencies (notes 3 and 13)
                 Total liabilities and stockholders' equity                      $    102,361,363            95,429,611
                                                                                   ===================   =================
See accompanying notes to consolidated financial statements.


                                              WEBSTER CITY FEDERAL BANCORP
                                                     AND SUBSIDIARIES
                                           Consolidated Statements of Operations
                                       Years ended December 31, 2001, 2000, and 1999


                                                                    2001                  2000                  1999
                                                             -------------------   -------------------   -------------------
Interest income:
     Loans receivable                                      $      5,632,220             5,149,323             4,502,081
     Mortgage-backed and related securities                         343,953               464,265               571,316
     Investment securities                                          363,564               875,385               923,589
     Other interest earning assets                                  372,775               213,131               413,440
                                                             -------------------   -------------------   -------------------
                 Total interest income                            6,712,512             6,702,104             6,410,426
                                                             -------------------   -------------------   -------------------
Interest expense:
     Deposits (note 6)                                            3,018,904             3,018,113             2,924,174
     FHLB advances (note 7)                                         445,726               282,746                80,699
     ESOP loan (note 9)                                                  --                    --                 5,086
                                                             -------------------   -------------------   -------------------
                 Total interest expense                           3,464,630             3,300,859             3,009,959
                                                             -------------------   -------------------   -------------------
                 Net interest income                              3,247,882             3,401,245             3,400,467
Provision for losses on loans (note 4)                                   --                    --                    --
                                                             -------------------   -------------------   -------------------
                 Net interest income after provision
                    for losses on loans                           3,247,882             3,401,245             3,400,467
                                                             -------------------   -------------------   -------------------
Noninterest income:
     Fees and service charges                                       258,423               181,329               162,211
     Gain on sale of securities                                          --                18,500                    --
     Other                                                          197,870               147,233                50,929
                                                             -------------------   -------------------   -------------------
                 Total noninterest income                           456,293               347,062               213,140
                                                             -------------------   -------------------   -------------------
Noninterest expense:
     Compensation, payroll taxes,
        and employee benefits (note 9)                            1,008,798               891,530               810,858
     Advertising                                                     29,622                26,678                28,712
     Office property and equipment                                  126,593               131,331               117,286
     Federal insurance premiums                                      12,749                13,985                39,832
     Data processing services                                       132,739               119,071               113,219
     Other real estate expenses, net                                  6,487                   993                 1,654
     Other                                                          549,288               473,089               472,365
                                                             -------------------   -------------------   -------------------
                 Total noninterest expense                        1,866,276             1,656,677             1,583,926
                                                             -------------------   -------------------   -------------------
                 Earnings before taxes on income                  1,837,899             2,091,630             2,029,681
Taxes on income (note 8)                                            648,000               791,000               780,000
                                                             -------------------   -------------------   -------------------
                 Net earnings                              $      1,189,899             1,300,630             1,249,681
                                                             ===================   ===================   ===================
Earnings per share - basic (note 1)                        $           0.64                  0.67                  0.60
                                                             ===================   ===================   ===================
Earnings per share - diluted (note 1)                      $           0.63                  0.67                  0.60
                                                             ===================   ===================   ===================
See accompanying notes to consolidated financial statements.


                                                                               WEBSTER CITY FEDERAL BANCORP
                                                                                    AND SUBSIDIARIES
                                                                     Consolidated Statements of Stockholders' Equity
                                                                       Years ended December 31, 2001, 2000, and 1999

                                                                                           Additional
                                                               Common        Treasury        paid-in        Retained
                                                               stock          stock          capital        earnings
                                                             ----------     -----------     -----------    -----------



        Balance at December 31, 1998                    $   211,599               --        9,012,687      14,020,513
                                                                 --               --               --       1,249,681
Net earnings                                                    623               --           71,933              --
Exercise of options (6,229 shares)                               --               --            9,061              --
Stock appreciation of allocated ESOP shares                      --               --               --              --
Principal reduction                                              --       (1,476,326)              --              --
Repurchase of common stock (96,938 shares)                       --               --               --        (751,466)
Dividends paid on common stock                                   --               --               --              --
                                                            212,222       (1,476,326)       9,093,681      14,518,728
Balance at December 31, 1999
                                                                 --               --               --       1,300,630
Comprehensive income:                                            --               --               --              --
   Net income                                                    --               --               --              --
   Unrealized loss on securities available-for-sale              --               --               --              --
                                                                 --               --               --       1,300,630
         Total comprehensive income                              --               --               --              --
                                                                 --       (2,071,250)              --              --
Repurchase of common stock (142,400 shares)                      --               --               --        (637,948)
Dividends paid on common stock                                   --               --               --              --
                                                            212,222       (3,547,576)       9,093,681      15,181,410
Balance at December 31, 2000
                                                                 --               --               --       1,189,899
Comprehensive income:                                            --               --               --              --
   Net income                                                    --               --               --              --
   Unrealized gain on securities available-for-sale              --               --               --       1,189,899
                                                        -----------      -----------      -----------     -----------
         Total comprehensive income                           1,117               --          149,315              --
                                                                 --         (333,363)              --              --
Exercise of options (11,170 shares)                              --               --               --        (621,573)
Repurchase of common stock (23,100 shares)                       --               --               --              --
Dividends paid on common stock                          $   213,339       (3,880,939)       9,242,996      15,749,736
                                                        ===========      ===========      ===========     ===========
Balance at December 31, 2001



                                                                                     Accumulated
                                                                    Unearned            other
                                                                      ESOP         comprehensive
        Balance at December 31, 1998                                 shares         income (loss)        Total
                                                                   -------------- ----------------   ------------
Net earnings                                                         (159,064)             --         23,085,735
Exercise of options (6,229 shares)                                         --              --          1,249,681
Stock appreciation of allocated ESOP shares                                --              --             72,556
Principal reduction                                                        --              --              9,061
Repurchase of common stock (96,938 shares)                            159,064              --            159,064
Dividends paid on common stock                                             --              --         (1,476,326)
                                                                           --              --           (751,466)
Balance at December 31, 1999                                        -------------     -----------     ------------
                                                                           --              --         22,348,305
Comprehensive income:
   Net income                                                              --              --          1,300,630
   Unrealized loss on securities available-for-sale                        --         (34,833)           (34,833)
Balance at December 31, 1999                                        -------------     -----------     ------------

         Total comprehensive income
                                                                           --         (34,833)         1,265,797
Balance at December 31, 1999                                        -------------     -----------     ------------
Dividends paid on common stock                                             --              --         (2,071,250)
                                                                           --              --           (637,948)
Balance at December 31, 1999                                        -------------     -----------     ------------
                                                                           --         (34,833)        20,904,904
Comprehensive income:
   Net income                                                              --              --          1,189,899
   Unrealized gain on securities available-for-sale                        --          58,001             58,001
Balance at December 31, 1999                                        -------------     -----------     ------------
         Total comprehensive income                                        --          58,001          1,247,900
Balance at December 31, 1999                                        -------------     -----------     ------------
Exercise of options (11,170 shares)                                        --              --            150,432
Repurchase of common stock (23,100 shares)                                 --              --           (333,363)
Dividends paid on common stock                                             --              --           (621,573)
Balance at December 31, 1999                                        -------------     -----------     ------------
Balance at December 31, 2001                                               --          23,168         21,348,300
                                                                    ==============    ===========     =============




                                             WEBSTER CITY FEDERAL BANCORP
                                                     AND SUBSIDIARIES
                                          Consolidated Statements of Cash Flows
                                             Years ended 2001, 2000, and 1999


                                                                                     2001             2000             1999
                                                                                 -----------      -----------      -----------
Cash flows from operating activities:
    Net earnings                                                                 $ 1,189,899        1,300,630        1,249,681
                                                                                 -----------      -----------      -----------
    Adjustments to reconcile net earnings to net cash provided by operating activities:
         Depreciation and amortization                                                65,236           90,874           57,582
         Earned but unallocated shares of ESOP                                            --               --          159,064
         Stock appreciation of allocated ESOP shares                                      --               --            9,061
         Change in:
            Accrued interest receivable                                              101,810           90,888          (97,619)
            Prepaid expenses and other assets                                        (70,636)        (160,358)          36,441
            Accrued interest payable                                                   2,599          (71,357)          11,819
            Accrued expenses and other liabilities                                    73,280           86,623           80,724
            Accrued taxes on income                                                    2,310           44,661          (24,096)
            Deferred taxes on income                                                 (14,000)         (29,000)         (19,000)
                                                                                 -----------      -----------      -----------
              Total adjustments                                                      160,599           52,331          213,976
                                                                                 -----------      -----------      -----------
              Net cash provided by operating activities                            1,350,498        1,352,961        1,463,657
                                                                                 -----------      -----------      -----------
Cash flows from investing activities:
    Proceeds from maturity of time deposits in other financial institutions               --        2,585,000        3,111,000
    Proceeds from the maturity of investment securities held to maturity                  --               --        4,900,000
    Proceeds from sales of securities available-for-sale                           9,550,000        2,996,700               --
    Purchase of investment securities available-for-sale                          (8,155,235)              --               --
    Purchase of investment securities held to maturity                                    --               --       (9,905,814)
    Purchase of time deposits                                                     (1,399,000)              --       (3,431,000)
    Principal collected on mortgage-backed securities                              1,806,728        1,766,477        3,226,586
    Purchase of mortgage-backed securities                                                --               --       (1,070,487)
    Net change in loans receivable                                                (5,387,668)      (6,904,897)      (5,431,628)
    Proceeds from the sale of real estate                                                 --               --           22,460
    Purchase of office property and equipment                                       (438,477)         (92,432)         (40,619)
                                                                                 -----------      -----------      -----------
              Net cash (used in) provided by investing activities                 (4,023,652)         350,848       (8,619,502)
                                                                                 -----------      -----------      -----------
Cash flows from financing activities:
    Net change in deposits                                                         4,896,781       (2,772,393)        (785,386)
    Net (decrease) increase in advance payments
       by borrowers for taxes and insurance                                           21,401           42,389           54,794
    Proceeds from FHLB advance                                                     1,500,000        5,000,000        2,000,000
    Repurchase of common stock                                                      (333,363)      (2,071,250)      (1,476,326)
    ESOP costs                                                                            --               --         (159,064)
    Proceeds on stock options                                                        142,417               --           72,556
    Dividends paid                                                                  (621,573)        (637,948)        (751,466)
                                                                                 -----------      -----------      -----------
              Net cash provided by (used in) financing activities                  5,605,663         (439,202)      (1,044,892)
                                                                                 -----------      -----------      -----------
              Net increase (decrease) in cash and cash equivalents                 2,932,509        1,264,607       (8,200,737)
Cash and cash equivalents at beginning of year                                     6,250,706        4,986,099       13,186,836
                                                                                 -----------      -----------      -----------
Cash and cash equivalents at end of year                                         $ 9,183,215        6,250,706        4,986,099
                                                                                 ===========      ===========      ===========
Supplemental disclosures of cash flow information: Cash paid during the year for:
       Interest                                                                  $ 3,462,031        3,372,216        2,998,140
       Taxes on income                                                               659,846          744,483          821,582
       Transfer of securities held-to-maturity to available-for-sale                      --       14,548,897               --
                                                                                 ===========      ===========      ===========
See accompanying notes to consolidated financial statements


                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


(1)    Summary of Significant Accounting Policies and Practices

       (a)    Description of Business

              Webster City Federal Bancorp (the Company) and its subsidiaries, Webster City Federal Savings Bank (the Bank) and Security Title and Abstract, Inc., conduct operations in Webster City, Iowa, a community of approximately 8,000 people. The Bank is primarily engaged in the business of attracting deposits from the general public in its market area and investing such deposits in mortgage loans secured by one- to four-family residential real estate. The Bank's primary area for lending and other financial services consists of Hamilton County, Iowa and the surrounding contiguous counties. Security Title and Abstract, Inc. is engaged in the business of providing abstracting and title services. The primary area for these services consists of Hamilton County, Iowa and the surrounding contiguous counties.

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

       (b)    Principles of Consolidation

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

       (c)    Earnings Per Share Computations

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




                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


              Earnings per share-basic for 2001 is computed using the 1,868,769 weighted-average common shares outstanding for the year, net of 254,231 weighted-average treasury shares and divided into the net earnings of $1,189,899. Earnings per share-diluted for 2001 is computed using the 1,868,769 weighted-average common shares outstanding and adding the dilutive effect of stock options totaling 5,513 shares and divided into the net earnings of $1,189,899.

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

       (d)    Cash and Cash Equivalents

              For the purpose of reporting cash flows, the Company includes cash and due from other financial institutions and time deposits in other financial institutions with original maturities of three months or less in cash and cash equivalents. Included as cash equivalents at December 31, 2001 and 2000, were interest-bearing deposits totaling $8,859,353 and $5,815,975, respectively.

       (e)    Securities

              Investment securities are classified based on the Company's intended holding period. Securities which the Company has the ability and positive intent to hold to maturity are classified as held-to-maturity. Securities held principally for the purpose of near-term sales are classified as trading. Securities which may be sold prior to maturity to meet liquidity needs, to respond to market changes, or to adjust the Company's asset-liability position are classified as available-for-sale. At December 31, 2001 and 2000, the Bank had no trading securities.

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

                        December 31, 2001, 2000, and 1999


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

       (f)    Allowance for Losses on Loans

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

       (g)    Loan Origination Fees and Related Costs

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


                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


       (h)    Financial Instruments With Off-balance Sheet Risk

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

       (i)    Office Property and Equipment

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

       (j)    Taxes on Income

              The Company and its subsidiaries file consolidated federal income tax returns. Federal taxes on income are allocated based on taxable income or loss included in the consolidated return. For state tax purposes, the Bank files a franchise tax return and the Company, Security Title and Abstract, Inc., and WCF Service Corporation file corporate income tax returns.

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

       (k)    Stock Option Plan

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

                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


       (l)    Fair Value of Financial Instruments

              The Company discloses estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below:

o Cash and cash equivalents and time deposits in other financial institutions - The carrying amount is a reasonable estimate of fair value.

o Securities available-for-sale and held-to-maturity - The fair value of investment securities is estimated based on bid prices published in financial newspapers, bid quotations received from securities dealers, or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

o Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as real estate, consumer, and commercial. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience, with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

o FHLB stock - The value of FHLB stock is equivalent to its carrying value because the stock is redeemable at par value.

o Accrued interest receivable and accrued interest payable - The recorded amount of accrued interest receivable and accrued interest payable approximates fair value as a result of the short-term nature of the instruments.

o Deposits - The fair value of deposits with no stated maturity, such as passbook, money market, noninterest bearing checking, and NOW accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

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

                        December 31, 2001, 2000, and 1999


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

       (m)    Effect of New Financial Accounting Standards

               In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No.
               142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144.

               The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and SFAS No. 142 on January 1, 2002. The effects of implementation were immaterial.

               In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. The Company is required to adopt SFAS No. 143 on January 1, 2003.

               In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS No. 144 on January 1, 2002. The effects of implementation were immaterial.

(2)    Securities Available-for-sale and Held-to-maturity

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



                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


       Securities available-for-sale at December 31, 2001 and 2000 were as follows:


                                                             Gross            Gross           Estimated
                                         Amortized        unrealized       unrealized           fair
           Description                      cost             gains           losses             value
-----------------------------------   -----------------  --------------   --------------  ------------------
2001:
    U.S. agency securities              $ 5,000,000            93,400                --         5,093,400
    Corporate                             5,155,235             4,000            63,735         5,095,500
                                        -----------       -----------       -----------       -----------
                                        $10,155,235            97,400            63,735        10,188,900
                                        ===========       ===========       ===========       ===========
2000:
    U.S. agency securities              $11,550,000             3,700            35,780        11,517,920
                                        -----------       -----------       -----------       -----------
                                        $11,550,000             3,700            35,780        11,517,920
                                        ===========       ===========       ===========       ===========


       Securities held-to-maturity at December 31, 2001 and 2000 were as follows:

                                                             Gross             Gross
                                        Amortized          unrealized         unrealized         Estimated
        Description                       cost               gains            losses           fair value
---------------------------------   -----------------    --------------    --------------    ----------------

2001:
     Municipal bonds                     $  369,294             2,186                --           371,480
     Mortgage-backed securities:
        Federal National Mortgage
           Association (FNMA)             1,101,885             9,631               923         1,110,593
        Government National Mortgage
           Association (GNMA)             2,064,025            15,103             9,129         2,069,999
        Federal Home Loan Mortgage
           Corporation (FHLMC)            1,039,150            65,726             2,827         1,102,049
                                         ----------        ----------        ----------        ----------
                                         $4,574,354            92,646            12,879         4,654,121
                                         ==========        ==========        ==========        ==========
                                                                Gross           Gross
                                        Amortized             unrealized     unrealized         Estimated
        Description                       cost                  gains          losses           fair value
---------------------------------   -----------------    --------------    --------------    ----------------
2001:
     Municipal bonds                    $  368,730                --             4,412           364,318
     Mortgage-backed securities:
        FNMA                             1,639,930             4,199            12,058         1,632,071
        GNMA                             2,917,177             8,780            35,827         2,890,130
        FHLMC                            1,467,903            56,328            13,172         1,511,059
                                        ----------        ----------        ----------        ----------
                                        ----------        ----------        ----------        ----------
                                        $6,393,740            69,307            65,469         6,397,578
                                        ==========        ==========        ==========        ==========


                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999



       The amortized cost and estimated fair value of securities held-to-maturity and securities available-for-sale at December 31, 2001 are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                       Held-to-Maturity          Available-for-Sale
                                                 ----------------------------   -----------------------------
                                                    Amortized      Estimated       Amortized       Estimated
                                                      cost         fair value        cost          fair value
                                                  -----------     -----------     -----------     -----------
Due in one year or less                     $              --              --       2,000,000       2,047,600
Due after one year through five years                 369,294         371,480       7,155,235       7,127,500
Due after five years, but less than ten years              --              --       1,000,000       1,013,800
Mortgage-backed and related securities              4,205,060       4,282,641              --              --
                                                  -----------     -----------     -----------     -----------
                                                  $ 4,574,354       4,654,121      10,155,235      10,188,900
                                                  ===========     ===========     ===========     ===========


       There were no sales of securities held-to-maturity during the years ended December 31, 2001, 2000, and 1999. Proceeds from the sale of securities available-for-sale during 2000 totaled $2,996,700 and resulted in gross realized gains of $18,500 and gross realized losses of $0.

       At December 31, 2001 and 2000, accrued interest receivable for securities available-for-sale and securities held-to-maturity totaled $143,589 and $257,900, respectively.


                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


(3)    Loans Receivable

       At December 31, 2001 and 2000, loans receivable consisted of the following:

                                                 2001              2000
                                            ------------      ------------
Real estate loans:
     One- to four-family residential        $ 62,109,087        55,113,819
     Multifamily residential and other         4,963,000         5,317,000
     Home equity                               4,729,799         4,750,442
                                            ------------      ------------
                                              71,801,886        65,181,261
                                            ------------      ------------
Consumer and other loans:
     Automobile                                2,362,000         2,418,000
     Home improvement                          1,123,443         1,485,474
     Loans on savings deposits                   255,395           525,893
     Other                                       720,287           769,966
                                            ------------      ------------
                                               4,461,125         5,199,333
                                            ------------      ------------
Real estate sold on contract                      61,595            66,303
                                            ------------      ------------
                 Total loans receivable       76,324,606        70,446,897
Premium on loans purchased                           966             3,409
Unearned discount on loans purchased              (6,071)          (14,410)
Loans in process                              (1,449,044)         (928,199)
Allowance for losses on loans                   (378,188)         (403,484)
                                            ------------      ------------
                                            $ 74,492,269        69,104,213
                                            ============      ============

Accrued interest receivable on loans receivable was $424,980 and $412,479 at December 31, 2001 and 2000, respectively.

     The Company originates residential and commercial real estate loans and other consumer loans, primarily in its Hamilton County, Iowa market area and adjacent counties. In addition, the Company has purchased residential loans, primarily in Iowa, Texas, and Colorado. At December 31, 2001, approximately $3.8 million of the Company's loans were secured by properties in Texas and Colorado. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Company's market area.


                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


       Loans with interest more than ninety days in arrears, defined as impaired and carried on nonaccrual status, amounted to $908,863 and $194,552 at December 31, 2001 and 2000, respectively. The allowance for loan losses related to these loans were $0. The average balances of nonaccrual loans for the years ended December 31, 2001 and 2000 were $400,245 and $39,480, respectively. For the years ended December 31, 2001 and 2000, interest income, which would have been recorded under the original terms of the loans, was approximately $23,711 and $3,054, respectively.

       At December 31, 2001, the Company had commitments to buy or fund five fixed rate loans totaling $401,500. At December 31, 2000, the Company had commitments to buy or fund four fixed rate loans totaling $198,700. There were no commitments to sell loans.

       Loan customers of the Company include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at December 31, 2001 and 2000 amounted to $826,415 and $878,921, respectively. During the year ended December 31, 2001, $120,342 of new loans were made and repayments totaled $172,848.

(4)    Allowance for Losses on Loans

       A summary of the allowance for losses on loans follows:


                                                 December 31
                                           -----------------------
                                       2001           2000           1999
                                  ---------      ---------      ---------
Balance at beginning of year      $ 403,484        382,402        385,188
Provision for losses                     --             --             --
Charge-offs                         (25,370)        (1,968)        (9,264)
Recoveries                               74         23,050          6,478
                                  ---------      ---------      ---------
Balance at end of year            $ 378,188        403,484        382,402
                                  =========      =========      =========

                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999



(5)    Office Property and Equipment

       At December 31, 2001 and 2000, the cost and accumulated depreciation of office property and equipment were as follows:

                                             2001           2000
                                       ----------     ----------
Land                                   $  125,746        125,746
Office building and improvements        1,016,180        815,740
Furniture, fixtures, and equipment        667,113        429,077
                                       ----------     ----------
                                        1,809,039      1,370,563
Less accumulated depreciation             926,801        875,759
                                       ----------     ----------
                                       $  882,238        494,804
                                       ==========     ==========
(6)    Deposits

       At December 31, 2001 and 2000, deposits are summarized as follows:

                                        2001            2000
                                 -----------     -----------
Passbook                         $ 4,633,636       4,318,947
Money market plus                  7,559,363       6,022,667
Noninterest-bearing checking       1,763,289       1,284,867
NOW                                8,261,056       7,454,103
Certificates of deposit           47,825,246      46,065,225
                                 -----------     -----------
                                 $70,042,590      65,145,809
                                 ===========     ===========


       The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $5,651,638 and $5,801,396 at December 31, 2001 and 2000, respectively.

                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999



     At December 31, 2001, the scheduled maturities of certificates of deposit were as follows:

                                   2002     $38,266,495
                                   2003       5,988,578
                                   2004       1,160,604
                                   2005       1,428,052
                    2006 and thereafter         981,517
                                            -----------
                                            -----------
                                            $47,825,246
                                            ===========

     Interest expense on deposits for the years ended December 31, 2001, 2000, and 1999 is summarized as follows:

                                  2001           2000           1999
                              ----------     ----------     ----------
Passbook                      $   73,236        111,190        105,367
Money market plus and NOW        290,319        355,930        303,713
Certificates of deposit        2,655,349      2,550,993      2,515,094
                              ----------     ----------     ----------
                              $3,018,904      3,018,113      2,924,174
                              ==========     ==========     ==========


       Public funds amounted to approximately $1,451,000 and $799,000 at December 31, 2001 and 2000, respectively.

       At December 31, 2001 and 2000, accrued interest payable on deposits totaled $53,454 and $50,855, respectively.

(7)    Advances from Federal Home Loan Bank (FHLB)

       The following is a summary of advances from FHLB at December 31, 2001 and 2000:

   FHLB of Des Moines
Maturity in fiscal year   Interest
   ending December 31       rate             2001                 2000
-----------------------  ------------  -----------------    -----------------
          2001              6.98%        $       --            2,000,000
          2003              3.63          1,500,000                   --
          2005              4.78          1,000,000                   --
          2006              5.09          1,000,000                   --
          2009              5.55          3,200,000            3,200,000
          2010              5.64          3,000,000            3,000,000
                                       -----------------    -----------------
                                         $9,700,000            8,200,000
                                       =================    =================

                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


       Advances from the FHLB are secured by stock in the FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 125% of outstanding advances. The advances require monthly interest payments and interest is due at a maturity.

(8)    Taxes on Income

       Taxes on income were comprised as follows:


                                                   2001                                        2000
                                 ---------------------------------------   --------------------------------------------
                                 Federal         State          Total        Federal          State          Total
                                ---------      ---------      ---------      ---------      ---------      ---------
Current                         $ 573,000         89,000        662,000        710,000        110,000        820,000
Deferred                          (12,000)        (2,000)       (14,000)       (25,000)        (4,000)       (29,000)
                                ---------      ---------      ---------      ---------      ---------      ---------
                                ---------      ---------      ---------      ---------      ---------      ---------
                                $ 561,000         87,000        648,000        685,000        106,000        791,000
                                =========      =========      =========      =========      =========      =========



                                                    1999
                                  -------------------------------------------
                                    Federal          State          Total
                                   ---------      ---------      ---------
Current                            $ 691,000        108,000        799,000
Deferred                             (16,000)        (3,000)       (19,000)
                                   ---------      ---------      ---------
                                   $ 675,000        105,000        780,000
                                   =========      =========      =========


       Taxes on income differ from the amounts computed by applying the federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:


                                                                     December 31
                                                      -------------------------------------------
                                                         2001            2000           1999
                                                      ------------    -----------    ------------
Federal income tax rate                                  34.0     %     34.0            34.0
Items affecting federal income tax rate:
    State taxes on income, net of federal benefit         3.3            3.3             3.3
    Other                                                (2.0)           0.5             1.1
                                                      ------------    -----------    ------------
                                                         35.3     %     37.8            38.4
                                                      ============    ===========    ============

                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


       The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:


                                                         2001           2000
                                                    ---------      ---------
Deferred tax assets:
     Deferred directors' fees                       $ 266,000        247,000
     General bad debt allowance                       140,000        140,000
     Securities available-for-sale                         --         18,000
                                                    ---------      ---------
                 Gross deferred tax assets            406,000        405,000
     Less valuation allowance                              --             --
                                                    ---------      ---------
                 Net deferred tax assets              406,000        405,000
                                                    ---------      ---------
Deferred tax liabilities:
     Deferred loan fees                              (120,000)      (116,000)
     FHLB stock dividends                             (74,000)       (74,000)
     Tax bad debt reserve                                  --         (4,000)
     Accrual to cash conversion for
        interest income on certain loans                   --         (8,000)
     Securities available-for-sale                    (10,000)            --
     Other                                            (13,000)            --
                                                    ---------      ---------
                 Gross deferred tax liabilities      (217,000)      (202,000)
                                                    ---------      ---------
                 Net deferred tax asset             $ 189,000        203,000
                                                    =========      =========
(9)    Benefit Plans

       (a)    Retirement Plan

              The Bank is a participant in the Financial Institutions Retirement Fund (FIRF), and substantially all of its officers and employees are covered by the retirement plan. FIRF does not segregate the assets, liabilities, or costs by participating employer. According to FIRF's administrators, as of June 30, 2001, the date of the latest actuarial valuation, the Bank made a contribution of $27,474 to the plan in 2001. The Bank did not make any contributions to the plan in 2000 or 1999.

       (b)    ESOP

              All employees meeting the age and service requirements are eligible to participate in the ESOP established in August 1994. Contributions made by the Company to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. ESOP expense was $0, $0, and $161,894 for the years ended December 31, 2001, 2000, and 1999, respectively.

                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


              The Company paid the balance of the ESOP loan during 1999. Interest expense on the ESOP's borrowing for the years ended December 31, 2001, 2000, and 1999 was $0, $0, and $5,086,
              respectively. On January 1, 1999, 6,588 shares were released for allocation. The remaining shares were released from allocation when the loan was paid on June 30, 1999.

       (c)    Deferred Compensation

              The Company has deferred compensation agreements with certain directors, and at December 31, 2001 and 2000, had accrued deferred compensation of $712,532 and $661,994, respectively. Directors' fees deferred were $25,500, $29,700, and $29,400 for 2001, 2000, and 1999, respectively.

       (d)    Stock Option Plan

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

              At December 31, 2001 and 2000, there were 14,250 additional options available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1996 was $2.00 on the date of grant using the Black Scholes option-pricing model, with the following weighted-average assumptions: expected dividend yield of 6.27%, expected volatility of 22%, risk-free interest rate of 6.37%, and an expected life of six years.

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


                                                 2001        2000       1999
                                            ------------ ----------- -----------
Net earnings                  As reported  $ 1,189,899    1,300,630   1,249,681
                              Pro forma      1,189,899    1,278,699   1,221,679
                                            ============ =========== ===========
Earnings per share - basic    As reported  $      0.64         0.67        0.60
                              Pro forma           0.63         0.66        0.59
                                            ============ =========== ===========
Earnings per share - diluted  As reported  $      0.63         0.67        0.60
                              Pro forma           0.63         0.66        0.58
                                            ============ =========== ===========


                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


              Pro forma net earnings reflects only options granted in 1996. The full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period. There were no options granted in 2001, 2000, and 1999.

              Stock option activity during the periods indicated was as follows:


                                                    2001                    2000                       1999
                                            --------------------  ------------------------   ---------------------------
                                           Number       Exercise     Number        Exercise        Number      Exercise
                                          of shares     price        of shares     price          of shares    price
                                          -------      --------     ---------     ----------     -------      --------
Balance at beginning of year               50,611      $ 12.75        50,611        $12.75         56,837       $12.75
Granted                                        --        --               --            --             --           --
Exercised                                 (11,170)       12.75            --            --         (6,226)       12.75
Expired                                        --        --               --            --             --           --
                                          -------                    ---------                    -------
Balance at end of year                     39,441        12.75        50,611         12.75         50,611        12.75
                                          =======      ========      =========     ==========     =======      ========

              At December 31, 2001, the exercise price and weighted-average remaining contractual life of outstanding options was $12.75 and
              4.33 years, respectively.

(10)   Stockholders' Equity

       (a)    Stock Holding Company Reorganization

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

       (b)    Common Stock Repurchase

              The Company repurchased 23,100 and 142,400 shares of common stock during 2001 and 2000, respectively. These shares are recorded at cost in the consolidated balance sheet.

       (c)    Regulatory Capital Requirements

              The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision (OTS) promulgated thereunder require institutions to have a minimum 3% core capital ratio and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution. The Company and Bank met the regulatory capital requirements at December 31, 2001 and 2000.


                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


              The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions, such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Company and Bank met the regulatory capital requirements at December 31, 2001 and 2000.

     The Bank's actual and required capital amounts and ratios as of December 31, 2001 were as follows:


                                                                                                           To be well-
                                                                                  For capital            capitalized under
                                                                                   adequacy              prompt corrective
                                                     Actual                        purposes              action provisions
                                          ------------------------------ ---------------------------- ----------------------
                                               Amount         Percent         Amount       Percent      Amount     Percent
                                          -----------------  ----------- ---------------  --------- ------------  ----------
Tangible capital:
    Consolidated                        $   21,193,000         20.7%      $ 1,535,000        1.5%      $   N/A         N/A
    Webster City Federal Savings Bank       20,632,000         20.2         1,532,000        1.5           N/A         N/A
Tier 1 leverage (core) capital:
    Consolidated                            21,193,000         20.7         4,093,000        4.0        5,116,000      5.0
    Webster City Federal Savings Bank       20,632,000         20.2         4,085,000        4.0        5,106,000      5.0
Risk-based capital:
    Consolidated                            21,436,000         37.8         4,537,000        8.0        5,672,000     10.0
    Webster City Federal Savings Bank       20,875,000         36.9         4,530,000        8.0        5,663,000     10.0
Tier 1 risk-based capital:
    Consolidated                            21,193,000         37.4            N/A           N/A        3,403,000      6.0
    Webster City Federal Savings Bank       20,632,000         36.4            N/A           N/A        3,398,000      6.0
                                          =================  =========== ===============  =========   ============  ==========


               At December 31, 2001 and 2000, the Bank had federal income tax bad debt reserves of approximately $2,430,000, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges.

       (d)    Dividends and Restrictions Thereon

               The board of directors of the Company declared and paid three 20(cent) and one 25(cent) per share dividends in 2001.

               The Holding Company waived its right to receive the dividends declared and paid during 2001. The OTS required that the retained earnings of the Bank be restricted by $977,500, the amount of the 2001 waived dividends. Cumulative restricted retained earnings at December 31, 2001 for waived dividends were $6,210,000.

               The Holding Company waived its right to receive the dividends declared and paid on all four of the 20(cent) per share dividends during 2000. The OTS required that the retained earnings of the Bank be restricted by $920,000, the amount of the 2000 waived dividends. Cumulative restricted retained earnings at December 31, 2000 for waived dividends were $5,232,500.


                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


              Prior to the formation of the Company, the Board of Directors of the Bank declared and paid two 20(cent) per share dividends during the first and second quarters of 1999. The Board of Directors of the Company declared and paid two 20(cent) per share dividends during the third and fourth quarters of 1999.

              The Holding Company waived its right to receive the dividends declared and paid on all four of the 20(cent) per share dividends during 1999. The OTS required that the retained earnings of the Bank be restricted by $920,000, the amount of the 1999 waived dividends. Cumulative restricted retained earnings at December 31, 1999 for waived dividends were $4,312,500.

              Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. Under the regulations, a savings institution, such as the Bank, that will meet the fully phased-in capital requirements (as defined by the OTS regulations) subsequent to a capital distribution is generally permitted to make such capital distribution without OTS approval so long as they have not been notified of the need for more than normal supervision by the OTS. The Bank has not been so notified and, therefore, may make capital distributions during the calendar year equal to net income plus 50% of the amount by which the Bank's capital exceeds the fully phased-in capital requirement as measured at the beginning of the calendar year. A savings institution with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements is permitted by the new regulations to make, without OTS approval, capital distributions of between 25% and 75% of its net income for the previous four quarters, less dividends already paid for such period. A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without prior approval from the OTS.



                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999



(11)   Fair Value of Financial Instruments

       The estimated fair values of Company's financial instruments (as described in note 1) at December 31, 2001 and 2000 were as follows:




                                                               2001                                     2000
                                              ---------------------------------------  ----------------------------------------
                                                  Carrying               Fair               Carrying               Fair
                                                   amount                value               amount               value
                                              ------------------   ------------------  -------------------  -------------------
Financial assets:
    Cash and cash equivalents               $     9,183,215            9,183,215            6,250,706            6,250,706
    Time deposits in other
      financial institutions                      1,399,000            1,399,000                   --                   --
    Securities available-for-sale                10,188,900           10,188,900           11,517,920           11,517,920
    Securities held-to-maturity                   4,574,354            4,654,121            6,393,740            6,397,578
    Loans receivable, net                        74,492,269           74,806,150           69,104,213           65,345,825
    FHLB stock                                      613,200              613,200              613,200              613,200
    Accrued interest receivable                     568,569              568,569              670,379              670,379
Financial liabilities:
    Deposits                                     70,042,590           70,760,304           65,145,809           65,873,276
    FHLB advances                                 9,700,000            8,884,267            8,200,000            7,848,417
    Accrued interest payable                         53,454               53,454               50,855               50,855
                                              ==================   ==================  ===================  ===================
                                                  Notional            Unrealized            Notional            Unrealized
                                                   Amount             gain (loss)            Amount            gain (loss)
                                              ------------------   ------------------  -------------------  -------------------
Off-balance sheet instrument:
    Commitments to extend credit            $       401,500                   --              198,700                   --
                                              ==================   ==================  ===================  ===================


                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999


(12)   Parent Company Only Financial Statements

                                                                  Condensed Balance Sheets
                                                                 December 31, 2001 and 2000
                                                                     2001              2000
                                                                ------------      ------------
Cash and cash equivalents                                       $    459,223           318,069
Investment in subsidiaries                                        20,890,314        20,599,391
                                                                ------------      ------------
                 Total assets                                   $ 21,349,537        20,917,460
                                                                ============      ============
Liabilities:
     Accrued expenses                                           $      1,237            12,556
                                                                ------------      ------------
Stockholders' equity:
     Common stock                                                    213,339           212,222
     Additional paid-in capital                                    9,242,996         9,093,681
     Retained earnings                                            15,749,736        15,181,410
     Unrealized gain (loss) on securities
        available-for-sale                                            23,168           (34,833)
     Treasury stock                                               (3,880,939)       (3,547,576)
                                                                ------------      ------------
                 Total stockholders' equity                       21,348,300        20,904,904
                                                                ------------      ------------
                 Total liabilities and stockholders' equity     $ 21,349,537        20,917,460
                                                                ============      ============


                                          Condensed Statements of Operations
                                For the years ended December 31, 2001, 2000, and 1999

                                                            2001             2000             1999
                                                        -----------      -----------      -----------
Dividend income                                         $ 1,000,000        2,500,000        3,082,125
Interest income                                                  61               59              250
Equity in undistributed earnings of subsidiaries            232,922       (1,128,205)      (1,775,022)
Noninterest expenses                                        (73,084)         (96,224)         (57,672)
                                                        -----------      -----------      -----------
                 Earnings before income tax expense       1,159,899        1,275,630        1,249,681
Income tax benefit                                          (30,000)         (25,000)              --
                                                        -----------      -----------      -----------
                 Net earnings                           $ 1,189,899        1,300,630        1,249,681
                                                        ===========      ===========      ===========







                                   (Continued)

                          WEBSTER CITY FEDERAL Bancorp
                                AND SUBSIDIARies

                   Notes to Consolidated Financial Statements

                        December 31, 2001, 2000, and 1999




                                            Condensed Statements of Cash Flows
                                   For the years ended December 31, 2001, 2000, and 1999

                                                                   2001            2000              1999
                                                               -----------      -----------      -----------
Operating activities:
     Net earnings                                              $ 1,189,899        1,300,630        1,249,681
     Change in accrued expenses                                     (3,304)          12,556               --
     Equity in undistributed earnings of subsidiaries             (232,922)       1,128,205        1,775,022
                                                               -----------      -----------      -----------
                 Net cash provided by operating activities         953,673        2,441,391        3,024,703
                                                               -----------      -----------      -----------
Investing activities:
     Investment in subsidiary                                           --         (251,384)              --
                                                               -----------      -----------      -----------
Financing activities:
     Repurchase of common stock                                   (333,363)      (2,071,250)      (1,476,326)
     Proceeds on stock options                                     142,417               --           40,349
     Dividends paid                                               (621,573)        (637,948)        (751,466)
                                                               -----------      -----------      -----------
                 Net cash used in financing activities            (812,519)      (2,709,198)      (2,187,443)
                                                               -----------      -----------      -----------
                 Net increase (decrease) in cash
                    and cash equivalents                           141,154         (519,191)         837,260
Cash and cash equivalents at beginning of year                     318,069          837,260               --
                                                               -----------      -----------      -----------
Cash and cash equivalents at end of year                       $   459,223          318,069          837,260
                                                               ===========      ===========      ===========



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

                          WEBSTER CITY FEDERAL BANCORP
                             STOCKHOLDER INFORMATION



ANNUAL MEETING

     The Annual Meeting of Stockholders will be held at 1:00 p.m., Wednesday, April 17, 2002, at the main office of the Company located at 820 Des Moines Street, Webster City, Iowa.

STOCK INFORMATION

     Webster City Federal Bancorp common stock is traded over the counter, on the NASDAQ Small-Cap Market under the symbol "WCFB".

     As of February 28, 2002, the Company had 214 shareholders of record (which does not include approximately 250 shareholders whose stock is in nominee or "street" name) and 1,871,151 shares of common stock outstanding.

     The price ranges of the common stock and dividend payouts on such common stock for each quarter were as follows:

                                2001           2000
                             Dividend         Dividend       Fiscal Year 2001   Fiscal Year 2000
                               Paid            Paid           Low       High       Low       High
                            -----------    --------------    -----------------  ---------------------


         First quarter ........ $.20          $.20            $14.00   $14.87      $11.00   $15.13
         Second quarter ....... $.20          $.20            $13.75   $14.90      $11.05   $13.88
         Third quarter ........ $.20          $.20            $14.00   $17.00      $11.13   $12.88
         Fourth quarter ....... $.25          $.20            $15.25   $16.75      $11.25   $14.13




STOCKHOLDER AND GENERAL INQUIRIES                    TRANSFER AGENT

Phyllis A. Murphy, President                       Registrar and Transfer Co.
Webster City Federal  Bancorp                      10 Commerce Drive
820 Des Moines Street, P.O. Box 638                Cranford, New Jersey  07016
Webster City, Iowa 50595-0638                      (800) 368-5948
(515) 832-3071



ANNUAL AND OTHER REPORTS

     The Company is required to file an annual report on Form 10-KSB for its year ended December 31, 2001 with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company's Quarterly Reports may be obtained without charge by contacting Phyllis A. Murphy, President and Chief Executive Officer, Webster City Federal Bancorp, 820 Des Moines Street, P.O. Box 638, Webster City, Iowa 50595-0638, (515) 832-3071.

                          WEBSTER CITY FEDERAL BANCORP
                             STOCKHOLDER INFORMATION



COMPANY AND BANK ADDRESS

   820 Des Moines Street                Telephone:       (515) 832-3071
   Webster City, IA  50595-0638         Fax:             (515) 832-3085
                                        Web Page:        www.webcityfed.com


DIRECTORS OF THE BOARD

Dr. Carroll E. Haynes                             Donald I. Newman
         Chairman of the Board                             Retired President and
         Retired Dentist                                   Chief Executive Officer
                                                           of Webster City Federal Savings Bank

Phyllis A. Murphy                                 Dennis J. Tasler
         President and Chief Executive Officer             President and Chief
         of Webster City Federal Savings Bank              Executive Officer
                                                           of Tasler Pallet & EPS, Inc.

Dr. Leo Moriarty                                  Stephen L. Mourlam
         Dentist                                           Executive Vice President and Chief
                                                           Financial Officer of
                                                           Webster City Federal Savings Bank

Kyle R. Swon
         Senior Vice President and Chief Lending Officer of Webster City Federal Savings Bank


WEBSTER CITY FEDERAL SAVINGS BANK EXECUTIVE OFFICERS

Phyllis A. Murphy
         President and Chief Executive Officer

Stephen L. Mourlam
         Executive Vice President and Chief Financial Officer

Kyle R. Swon
         Senior Vice President and Chief Lending Officer




INDEPENDENT AUDITORS       CORPORATE COUNSEL           SPECIAL COUNSEL

 KPMG LLP                 Bottorff Law Firm           Luse  Lehman   Gorman   Pomerenk  &
 Schick
 2500 Ruan Center         913 Seneca Street           5335 Wisconsin Ave NW, Suite 400
 Des Moines, Iowa 50309   Webster City, Iowa 50595    Washington, DC  20015
