Form 10KSB, Exhibit 13
WEBSTER CITY FEDERAL BANCORP
filed 2003-03-31
CIK 1089830

[LOGO]
                              Webster City Federal
                                    BANCORP

                       2002 ANNUAL REPORT TO STOCKHOLDERS
                          WEBSTER CITY FEDERAL BANCORP

--------------------------------------------------------------------------------

                                Table of Contents

                                                                            Page

Message of President and Chief Executive Officer ............................  1

Selected Consolidated Financial and Other Data ..............................  2

Key Financial Ratios and Other Data .......................................... 3

Management's Discussion and Analysis of Financial Condition and
Results of Operations .......................................................  4

Independent Auditors' Report ................................................ 14

Consolidated Balance Sheets ................................................. 15

Consolidated Statements of Operations ....................................... 16

Consolidated Statements of Stockholders' Equity ............................. 17

Consolidated Statements of Cash Flows ....................................... 18

Notes to Consolidated Financial Statements .................................. 19

Stockholder Information ..................................................... 41

Directors and Executive Officers ............................................ 42

                  [LETTERHEAD OF WEBSTER CITY FEDERAL BANCORP]


Dear Fellow Shareholders:

Webster City Federal Bancorp is pleased to report another excellent year. Net income for 2002 increased by 20.8% to $.76 per diluted share or $1.4 million compared to $.63 per diluted share or $1.2 million for 2001. Return on average assets for 2002 was 1.43%.

The annual dividend payable to our shareholders for year 2002 was an attractive $1.00 per share.

Average deposits increased by $1.8 million or 2.7% in 2002. The average balance of outstanding loans for 2002 increased by $2.4 million or 3.3%. These factors were very positive in view of the current economic climate and competitive environment.

We continue to have a very strong capital position. This strength has served our company well through the years. Combined with our high liquidity levels, we are well positioned to take advantage of future opportunities.

Our mission remains the same - to be a highly profitable financial center providing friendly, convenient service to all customers. We have a knowledgeable staff and board who accomplish this through personal, convenient service in person, by phone or online through our web site.

We will continue to explore opportunities to enhance the company for the benefit of our shareholders.

Thank you for believing in our company as we do.

Sincerely,


/s/ Phyllis A. Murphy

Phyllis A. Murphy
President/Chief Executive Officer

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

Selected Financial Condition Data

                                                                     At December 31,
                                                 --------------------------------------------------------
                                                   2002        2001        2000        1999        1998
                                                 --------    --------    --------    --------    --------
                                                                      (In Thousands)
Total assets                                     $103,554    $102,361    $ 95,430    $ 94,525    $ 94,084
Loans receivable, net
    Real estate                                    69,510      70,031      63,381      58,592      53,084
    Consumer and other                              3,809       4,461       5,273       3,600       3,668
                                                 --------    --------    --------    --------    --------
    Total loans receivable, net                    73,319      74,492      69,104      62,192      56,752

Mortgage-backed securities                          2,684       4,205       6,025       7,806       9,987
Investments                                         7,697      10,189      11,518      14,916       9,899
Cash and cash equivalents                           5,252       9,183       6,251       4,986      13,187
Time Deposits in other financial institutions      10,892       1,399          --       2,585       2,265
Deposits                                           70,217      70,043      65,146      67,918      68,704
Stockholders' equity, substantially restricted     22,319      21,348      20,905      22,348      23,086

Summary of Operations

                                                                  Year Ended December 31,
                                                 --------------------------------------------------------
                                                   2002        2001        2000        1999        1998
                                                 --------    --------    --------    --------    --------
                                                     (In thousands, except earnings per share and cash
                                                      dividends per share amounts)
Interest income                                  $  6,652    $  6,713    $  6,702    $  6,410    $  6,646
Interest expense                                    2,736       3,465       3,301       3,010       3,339
                                                 --------    --------    --------    --------    --------
   Net interest income before provision
     for loan losses                                3,917       3,248       3,401       3,400       3,307
Provision for loan losses                              80          --          --          --          --
                                                 --------    --------    --------    --------    --------
   Net interest income after provision
     for loan losses                                3,837       3,248       3,401       3,400       3,307
                                                 --------    --------    --------    --------    --------
Non-interest income:
  Service charges and other fees                      218         258         181         162         188
  Other income                                        183         198         166          51          56
                                                 --------    --------    --------    --------    --------
   Total non-interest income
                                                      401         456         347         213         244
Non-interest expense:
  Salaries and employee benefits                    1,143       1,009         892         811         789
  Premises and equipment                              207         126         131         117          79
  Other real estate expenses, net                      22           6           1           2           2
  Advertising                                          29          30          27          29          27
  Federal deposit insurance premiums                   10          13          14          40          43
  Other                                               622         682         591         585         492
                                                 --------    --------    --------    --------    --------
    Total non-interest expense                      2,035       1,866       1,656       1,584       1,432
                                                 --------    --------    --------    --------    --------
Income before income taxes
                                                    2,203       1,838       2,092       2,029       2,119
Income tax expense                                    766         648         791         780         803
                                                 --------    --------    --------    --------    --------
  Net income                                     $  1,437    $  1,190    $  1,301    $  1,249    $  1,316
                                                 ========    ========    ========    ========    ========
Earnings per share - basic                       $   0.76    $   0.64    $   0.67    $   0.60    $   0.63
                                                 ========    ========    ========    ========    ========
Earnings per share - diluted                     $   0.76    $   0.63    $   0.67    $   0.60    $   0.62
                                                 ========    ========    ========    ========    ========
Cash dividends per share                         $   1.00    $   0.80    $   0.80    $   0.80    $   0.80
                                                 ========    ========    ========    ========    ========

Financial Ratios and Other Data

                                                                        At or for the Year Ended December 31,
                                                    -------------------------------------------------------------------------
                                                       2002            2001           2000            1999           1998
                                                    ------------    -----------    -----------     ------------    ----------
Equity to assets at year end                             21.55%         20.85%         21.91%           23.64%        24.54%
Net interest spread                                       3.24%          2.42%          2.60%            2.61%         2.39%
Net interest margin                                       3.42%          3.44%          3.72%            3.72%         3.56%
Return on average assets                                  1.43%          1.23%          1.39%            1.39%         1.39%
Return on average equity                                  6.81%          5.80%          6.17%            5.49%         5.79%
Stockholders' equity to average assets ratio             22.19%         22.03%         22.40%           23.98%        24.36%
Non-interest income to average assets ratio               0.40%          0.48%          0.35%            0.22%         0.26%
Non-interest expense to average assets ratio              2.02%          1.93%          1.64%            1.69%         1.52%
Nonperforming loans to net loans                           .18%          1.30%          0.29%            0.01%         0.03%
Nonperforming assets to total assets                       .12%          1.00%          0.21%            0.01%         0.04%
Average interest-earning assets to
  average interest-bearing liabilities                  126.21%        128.02%        131.21%          133.80%       132.50%
Allowance for loan losses to
  net loans receivable                                    0.55%          0.51%          0.59%            0.61%         0.68%
Allowance for loan losses to
  nonperforming loans                                    397.1%         41.61%            N/M              N/M           N/M

Net interest income to non-interest expense             188.55%        174.03%        205.31%          214.71%       230.78%

Number of full service offices                                1              1              1                1             1

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

      The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy primarily by using retail deposits, public funds and, to a lesser extent, Federal Home Loan Bank advances as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate located in the Company's market area, home equity loans, consumer loans, mortgage-backed securities and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating the Bank as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage loans, mortgage-backed securities and other securities issued or guaranteed by the United States Government or agencies thereof; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; and (4) managing interest rate risk exposure while achieving desirable levels of profitability.

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

      The Company's critical accounting policy relates to the allowance for losses on loans. In management's opinion, it is adequate to absorb probable loan losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, underlying collateral and management's estimate of probable credit losses. The allowance for loan loss is established through a provision for loss based on management's evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss experience.

Comparison of Financial Condition

      Total assets increased $1.2 million, or 1.2%, to $103.6 million at December 31, 2002 from $102.4 million at December 31, 2001. Deposits increased by $174,200, or .3%, to $70.2 million at December 31, 2002 from $70.0 million at December 31, 2001. Cash and cash equivalents decreased by $3.9 million, or 42.5%, to $5.3 million at December 31, 2002 from $9.2 million at December 31, 2001. The Company had time deposits of $10.9 million in other financial institutions at the end of 2002. The reason for the decrease in cash was that management was holding funds in cash at the end of 2001 in case interest rates moved up. It was management's decision in 2002 to place those funds in other financial institutions as short term investments in case interest rates rise in the near future. Investments (other than mortgage-backed securities) decreased $2.5 million, or 24.5%, to $7.7 million at December 31, 2002 from $10.2 million at December 31, 2001. Net loans receivable decreased $1.2 million, or 1.6%, to $73.3 million at December 31, 2002 from $74.5 million at December 31, 2001. Mortgage-backed securities decreased $1.5 million, or 35.7%, to $2.7 million at December 31, 2002 from $4.2 million at December 31, 2001, due to payments of principal. There were no additional mortgage-backed securities purchased during the year as management sought shorter-term securities in the lower market interest rate environment.

      Stockholders' equity increased by $970,500, or 4.6%, to $22.3 million at December 31, 2002 from $21.3 million at December 31, 2001. The increase in stockholders' equity was due to net income of $1.4 million partially offset by cash dividends of $730,638 paid to stockholders.

Results of Operations

      General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, home equity loans, consumer loans, mortgage-backed securities, investment securities and other investments, and the interest paid on interest-bearing liabilities, consisting of savings deposits, FHLB advances and, to a lesser extent, public funds. The Company had net income of $1.4 million for the year ended December 31, 2002 compared to $1.2 million, and $1.3 million, for the years ended December 31, 2001, and 2000, respectively.

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

                                                                            Year Ended December 31,
                                                         --------------------------------------------------------------
                                                                    2002                              2001
                                                         ----------------------------    ------------------------------
                                                                           (Dollars in Thousands)
                                                                              Average                          Average
                                                          Average              Yield/    Average                Yield/
                                                          Balance   Interest   Cost      Balance    Interest    Cost
                                                         --------   --------  -------    -------    --------  --------
Interest-earning assets:
   Loans receivable, net                                  $74,995    $5,674     7.57%    $72,620     $5,632     7.76%
   Mortgage-backed securities                               3,402       216     6.35%      5,033        344     6.83%
   Investment securities                                   10,246       542     5.29%      6,276        363     5.78%
   Other interest earning assets                            9,656       211     2.19%     10,959        373     3.40%
                                                         --------    ------   -------    -------     ------   -------
      Total interest-earning assets                        98,299     6,643     6.76%     94,888      6,712     7.07%
Other noninterest-earning assets                            2,269                          1,982
                                                         --------                        -------
      Total assets                                       $100,568                        $96,870
                                                         ========                        =======
Interest-bearing liabilities:
   Deposits                                                68,183     2,229     4.40%     66,338      3,019     4.40%
   Borrowings                                               9,700       507     5.23%      7,783        446     5.73%
                                                         --------    ------   -------    -------     ------   -------
      Total interest-bearing liabilities                   77,883     2,736     3.51%     74,121      3,465     4.67%
Noninterest-bearing liabilities                             1,580                          2,211
                                                         --------                        -------
      Total liabilities                                    79,463                         76,332
Stockholders' equity                                       21,105                         20,538
                                                         --------                        -------
      Total liabilities and stockholders' equity         $100,568                        $96,870
                                                         ========                        =======
Net interest income                                                  $3,907                          $3,247
                                                                     ======                          ======
Net interest rate spread                                                        3.24%                           2.40%
                                                                              =======                         =======
Net interest margin (1)                                                         3.97%                           3.42%
                                                                              =======                         =======
Ratio of average interest-earning assets to
   average interest-bearing liabilities                                       126.21%                         128.02%
                                                                              =======                         =======

                                                                Year Ended December 31,
                                                           --------------------------------
                                                                         2000
                                                           --------------------------------
                                                                (Dollars in Thousands)
                                                                                    Average
                                                            Average                  Yield/
                                                            Balance    Interest      Cost
                                                           ---------   --------     -------
Interest-earning assets:
   Loans receivable, net                                    $66,222      $5,150       7.78%
   Mortgage-backed securities                                 6,741         464       6.88%
   Investment securities                                     14,643         875       5.98%
   Other interest earning assets                              3,779         213       5.64%
                                                            -------      ------     -------
      Total interest-earning assets                          91,385       6,702       7.33%
Other noninterest-earning assets                              1,954
                                                            -------
      Total assets                                          $93,339
                                                            =======
Interest-bearing liabilities:
   Deposits                                                  64,743       3,018       4.40%
   Borrowings                                                 4,909         283       5.76%
                                                            -------      ------     -------
      Total interest-bearing liabilities                     69,652       3,301       4.74%
Noninterest-bearing liabilities                               2,606
                                                            -------
      Total liabilities                                      72,258
Stockholders' equity                                         21,081
                                                            -------
      Total liabilities and stockholders' equity            $93,339
                                                            =======
Net interest income                                                      $3,401
                                                                         ======
Net interest rate spread                                                              2.59%
                                                                                    =======
Net interest margin (1)                                                               3.72%
                                                                                    =======
Ratio of average interest-earning assets to
   average interest-bearing liabilities                                             131.21%
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

                                                                       Years Ended December 31,
                                         ------------------------------------------------------------------------------------------
                                                         2002 vs 2001                                     2001 vs 2000
                                         ----------------------------------------------    ----------------------------------------
                                                 Increase/                                         Increase/
                                                (Decrease)                                         (Decrease)
                                                  Due to                    Total                    Due to                Total
                                         --------------------------        Increase        -------------------------      Increase
                                            Volume          Rate          (Decrease)          Volume         Rate        (Decrease)
                                         ------------    ----------    ----------------    -----------    ----------    -----------
                                                       (In Thousands)                                   (In Thousands)
Interest income:
   Investment securities                     212            ($32)           $180              ($484)         ($29)          ($513)
   Loans receivable, net                     182            (158)             24                498             2             500
   Mortgage-backed securities               (105)            (24)           (129)              (117)           (2)           (119)
   Other interest earning assets             (40)           (122)           (162)               272          (112)            160
                                           -----           -----           -----              -----         -----           -----
      Total interest-earning assets         $249           ($336)           ($87)              $169         ($141)            $28
                                           -----           -----           -----              -----         -----           -----
Interest-bearing liabilities:
   Deposits                                   82            (872)           (790)                73           (72)              1
   Borrowings                                103             (42)             61                165            (2)            163
                                           -----           -----           -----              -----         -----           -----
      Total interest-bearing
         liabilities                        $185           ($914)          ($729)              $238          ($74)           $164
                                           -----           -----           -----              -----         -----           -----
Net change in interest income:              $ 64            $578            $642               ($69)         ($67)          ($136)
                                           =====           =====           =====              =====         =====           =====

Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001.

      Interest Income. Total interest income decreased $60,300 or .9% to $6.7 million for the year ended December 31, 2002 from $6.7 million for the year ended December 31, 2001. The decrease in interest income resulted primarily from the decrease in market interest rates on interest-earning assets partially offset by an increase in the volume of the Company's interest-earning assets. Average interest-earning assets increased by $3.4 million to $98.3 million from $94.5 million. The increase in average interest-earning assets resulted primarily from an increase of $2.4 million, or 3.3%, in the average balance of net loans receivable and an increase in the average balance in investment securities of $4.0 million or 6.4% to $10.2 million for the year ended December 31, 2002 compared to $6.3 million for the year ended December 31, 2001, offset by a decrease of $1.6 million or 31.8% in average balance of mortgage-backed securities, and a $1.3 million, or 11.9%, decrease in the average balance of other interest-earning assets, as management sought to stay liquid during this time of falling interest rates.

      Interest income on loans receivable increased by $48,000, or .9%, to $5.7 million for the year ended December 31, 2002 from $5.6 million for the year ended December 31, 2001. This increase in interest income was the result of a net increase in average loans outstanding for 2002 as compared to 2001, due to increased loan originations. The average yield on the loan portfolio decreased to 7.57% for the year ended December 31, 2002 from 7.76% for the year ended December 31, 2001. The Company's use of a lagging index for its adjustable rate loans, as well as the lower rate environment, caused the overall yield on the loan portfolio to decrease in 2002 compared to 2001. Interest income on mortgage-backed securities decreased by $134,400, or 39.0%, to $209,500. This decrease in interest income resulted from a decrease in average mortgage-backed securities outstanding of $1.6 million, or 31.8% and a decrease in average yield on mortgage-backed securities to 6.35% from 6.83% due to lower market interest rates.

      Interest Expense. Total interest expense decreased by $729,000, or 21.0%, to $2.7 million for the year ended

December 31, 2002 from $3.5 million for the year ended December 31, 2001. The principal reason for the decrease in interest expense was a decrease in the amount of interest paid on deposits during 2002 compared to 2001, due to a lower interest rate environment in 2002 compared to 2001, offset by an increase of $61,200 or 13.7% from $445,700 in 2001 to $506,900 in 2002 paid on borrowings at the FHLB Bank. The average cost of borrowings decreased by 50 basis points to 5.23% for 2002 compared to 5.73% for 2001.

      Provision for Loan Losses. The Company maintains an allowance for loan losses based upon management's evaluation of risks in the loan portfolio, the Company's past loan loss experience, and current and expected future economic conditions. The Company had $80,000 in provision for loan losses for the year ended December 31, 2002, and no provision in the year ended December 31, 2001 or 2000. Management believes that it has maintained its allowance for loan losses at a level that is adequate to provide for probable loan losses, although there can be no assurance that such losses will not exceed estimated amounts.

A summary of the allowance for loan losses follows:

                                                         December 31
                                             ---------------------------------
                                                2002        2001        2000
                                             ---------   ---------   ---------
                                              $378,188    $403,485    $382,403
    Balance beginning of year
    Charge offs:
         Residential                           (60,235)         --          --
         Auto loans                            (12,303)     (4,363)         --
         Other                                  (5,216)    (21,007)     (1,968)
                                              --------------------------------
                                               (77,754)    (25,370)     (1,968)
                                              --------------------------------
    Recoveries:
        Residential                                 --          --      22,500
        Other                                   23,574          74         550
                                              --------------------------------
                                                    --          --      23,050
                                              --------------------------------
    Net (charge-offs) recoveries               (54,180)    (25,296)     21,082
                                              --------------------------------
    Additions charged to operations             80,000          --          --
                                              --------------------------------
    Balance end of year                       $404,008    $378,188    $403,485
                                              ================================
    Ratio of net charge-offs during
    the period to average loans
    outstanding during the period                  .07%        .04%        .01%
                                              ================================

    The allocation of the allowance for loan losses follows:

                                                         December 31
                                             ---------------------------------
                                                2002        2001        2000
                                             ---------   ---------   ---------
    Balance at end of period applicable to

        Real Estate                           $363,599    $340,369    $363,137
        Consumer                                40,409      37,819      40,348
                                              --------------------------------
        Total                                 $404,008    $378,188    $403,485
                                              ================================

      Net Interest Income. Net interest income increased by $668,700 or 20.6% to $3.9 million for the year ended December 31, 2002 from $3.2 million for the year ended December 31, 2001. The principal reason net interest income increased was that the Company's interest rate spread increased to 3.24% for 2002 compared to 2.40% for 2001.

      Non-interest Income. Non-interest income decreased by $54,900, or 12.0%, to $401,400 for the year ended December 31, 2002, from $456,300 for the same period ended December 31, 2001. The decrease in non-interest income was due to decreased fee income on loan originations and deposits.

      Non-interest Expense. Non-interest expense increased by $168,400, or 9.0%, to $2.0 million for the year ended December 31, 2002 from $1.9 million for the year ended December 31, 2001. Non-interest expense consists primarily of salaries and employee benefits, premises and occupancy costs, furniture and equipment expense, data processing expense, SAIF deposit insurance premiums and stock related expenses. Salaries and employee benefits increased $134,400 or 13.3% to $1.1 million for the year ended December 31, 2002 compared to $1.0 million for the year ended December 2001. The increase was due to a $34,700 increase in the amount of contribution required to be made to the Bank's defined benefit retirement plan. Premises and equipment increased $81,000 or 64.3% due to increased depreciation taken on equipment and increased data processing expenses. These increases were partially offset by a decline in other miscellaneous expenses.

      Income Taxes. Income tax expense increased by $118,000, or 18.2%, to $766,000 for the year ended December 31, 2002 from $648,000 for the same period in 2001. The effective tax rate for 2002 was 34.8% compared to 35.3% for 2001.

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

Contractual Obligations and Commitments

      As disclosed in the Notes to Consolidated Financial Statements, the Company has certain obligations and commitments to make future payments under contract. At December 31, 2002, the aggregate contractual obligations and commitments were as follows:

                                                                          Payments Due by Period
---------------------------------------------------------------------------------------------------------------------------
Contractual Obligations                                    Less than           1-3              4-5             After 5
  (In Thousands)                            Total           1 Year            Years            Years             Years
-------------------------------------    -------------    ------------    --------------    -------------     -------------
Total borrowings                          $ 9,700          $ 1,500         $ 1,000           $ 1,000           $ 6,200

                                                       Amount of Commitment - Expiration by Period
---------------------------------------------------------------------------------------------------------------------------
Commitments                                                Less than           1-3              4-5             After 5
  (In Thousands)                            Total           1 Year            Years            Years             Years
-------------------------------------    -------------    ------------    --------------    -------------     -------------

Commitment to lend                        $   272          $   272         $    --           $    --           $    --

Market Risk Management

      Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Company's net interest income or the economic value of its portfolio of assets, liabilities, and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how those exposures were managed in 2002 have changed when compared to 2001. Market risk limits have been established by the Board of Directors based on the Company's tolerance for risk.

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

      The following table sets forth the present value estimates for major categories of financial instruments of the Company at September 30, 2002, as calculated by the OTS NPV Model. The table shows the present value of the instruments under rate shock scenarios of -100 basis points to +300 basis points in increments of 100 basis points. OTS has suppressed all model outputs associated with the -300 bps scenario because of the abnormally low prevailing interest rate environment. As illustrated in the table, the Company's NPV is more sensitive in a rising rate scenario than in a falling rate scenario. As market rates increase, the market value of the Company's large portfolio of mortgage loans and securities declines significantly and prepayments slow. As interest rates decrease, the market value of mortgage loans and mortgage-backed securities increase less dramatically due to prepayment risk, periodic rate caps, and other embedded options.

      Actual changes in market value will differ from estimated changes in this table due to various risks and uncertainties.

                Present Value Estimates by Interest Rate Scenario
                          Calculated at September 2002

                                           -300 bp    -200 bp     -100 bp        0 bp      +100 bp      +200 bp      +300 bp
                                           -------    -------    --------    --------     --------     --------     --------
                                                                     (Dollars in Thousands)
      Financial Instrument:
      Mortgage loans and securities        $    --    $    --      81,484      80,173       78,446       75,828       73,006
      Non-mortgage loans                        --         --       3,067       3,030        2,993        2,957        2,922
      Cash, deposits and securities             --         --      18,527      18,341       18,137       17,932       17,730
      Other assets                              --         --       1,967       2,399        2,829        3,237        3,622
                                           -------    -------    --------    --------     --------     --------     --------
      Total assets                              --         --     105,925     104,823      103,280      100,820       98,134
                                           -------    -------    --------    --------     --------     --------     --------
      Deposits                                  --         --      69,624      68,894       68,184       67,491       66,816
      Borrowings                                --         --       3,698       3,623        3,551        3,482        3,415
      Other liabilities                         --         --       1,328       1,328        1,328        1,328        1,328
                                           -------    -------    --------    --------     --------     --------     --------
      Total liabilities                         --         --      82,128      80,986       79,936       78,966       78,065
      Commitments                                          --          28          17           (3)         (28)         (52)
                                           -------    -------    --------    --------     --------     --------     --------
      Net portfolio value                  $    --    $    --      23,825      23,854       23,341       21,826       20,017
                                           =======    =======    ========    ========     ========     ========     ========
      Net portfolio value ratio               0.00%      0.00%      22.49%      22.76%       22.60%       21.65%       20.40%
                                           =======    =======    ========    ========     ========     ========     ========
      NPV minimum board limit                 0.00%      0.00%      21.00%      20.00%       19.00%       18.00%       17.00%
                                           =======    =======    ========    ========     ========     ========     ========

Liquidity and Capital Resources

      The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset and liability management objectives.

      The Company's primary sources of funds are deposits, amortization and repayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2002, $12.8 million, or 52.6%, of the Company's investment portfolio (including cash, deposits in other financial institutions, FHLB stock, and securities) was scheduled to mature in one year or less, $10.5 million, or 43.2%, was scheduled to mature in one to five years, and $1.0 million, or 4.1% was scheduled to mature in over five years. Assets qualifying for liquidity outstanding at December 31, 2002 amounted to $17.3 million. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Consolidated Financial Statements.

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

      At December 31, 2002, the Company had core capital of $21.5 million, or 20.9% of adjusted total assets, which was approximately $17.4 million above the minimum requirements of 4.0% of adjusted total assets in effect on that date. On December 31, 2002, the Company had risk-based capital of $21.8 million (including $21.5 million in core capital), or 44.6% of risk-weighted assets of $48.9 million. This amount was $17.9 million above the 8% requirement in effect on that date. The Company is presently in compliance with the fully phased-in capital requirements.

      At December 31, 2002, the Company had outstanding loan commitments of $272,300. This amount does not include $822,500 of the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year as of December 31, 2002, totaled $20.4 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

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

      The Company adopted the provisions of SFAS No. 141 as of July 1, 2001 and SFAS No. 142 on January 1, 2002. The effects of implementation on the Company's financial statements were immaterial.

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

      In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS No. 144 on January 1, 2002. The effects of implementation on the Company's financial statements were immaterial.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of the Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this Statement are effective for exit and disposal activities that are initiated after December 31, 2002. The effect of this Statement on the Company's financial statements was not material.

      In October 2002, the FASB Statement No. 147 (FAS 147), Acquisitions of Certain Financial Institutions, which amends Statement No. 72 (FAS 72), Accounting for Certain Acquisitions of Banking or Thrift Institutions and no longer requires the separate recognition and subsequent amortization of goodwill that was originally required by FAS 72. FAS 147 also amend Statement No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets (such as core deposit intangibles). The effects of implementation on the Company's financial statements were immaterial.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No.
123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures of booth annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

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

                          Independent Auditors' Report

The Board of Directors
Webster City Federal Bancorp
Webster City, Iowa:

We have audited the accompanying consolidated balance sheets of Webster City Federal Bancorp and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Webster City Federal Bancorp and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


                                             KPMG LLP

Des Moines, Iowa
January 17, 2003

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2002 and 2001

                                   Assets                                         2002                 2001
                                                                              -------------       -------------
Cash and cash equivalents                                                    $   5,251,946           9,183,215
Time deposits in other financial institutions                                   10,892,000           1,399,000
Securities available-for-sale (note 2)                                           7,697,110          10,188,900
Securities held-to-maturity (market value of $3,646,401
      in 2002 and $4,654,121 in 2001) (note 2)                                   3,553,789           4,574,354
Loans receivable, net (notes 3, 4, and 7)                                       73,319,065          74,492,269
Federal Home Loan Bank (FHLB) stock, at cost                                       704,900             613,200
Office property and equipment, net (note 5)                                        726,135             882,238
Deferred taxes on income (note 8)                                                  242,000             189,000
Accrued interest receivable (notes 2 and 3)                                        630,779             568,569
Prepaid expenses and other assets                                                  536,457             270,618
                                                                             -------------       -------------
                                                                             $ 103,554,181         102,361,363
                                                                             =============       =============
                      Liabilities and Stockholders' Equity

Deposits (note 6)                                                            $  70,216,797          70,042,590
FHLB advances (note 7)                                                           9,700,000           9,700,000
Advance payments by borrowers for taxes and insurance                              306,386             338,167
Accrued interest payable (note 6)                                                   42,491              53,454
Current income taxes payable (note 8)                                               83,374              84,414
Accrued expenses and other liabilities (note 9)                                    886,331             794,438
                                                                             -------------       -------------
               Total liabilities                                                81,235,379          81,013,063
                                                                             -------------       -------------
Stockholders' equity (note 10):
      Serial preferred stock, $0.10 par value
          Authorized 10,000,000 shares; issued none                                     --                  --
      Common stock, $0.10 par value. Authorized 20,000,000 shares;
          issued 2,150,611 and 1,888,373 shares outstanding in 2002, and authorized 20,000,000 shares, 2,133,386 issued and
          1,871,515 outstanding in 2001                                            215,061             213,339
      Additional paid-in capital                                                 9,467,295           9,242,996
      Retained earnings, substantially restricted                               16,456,391          15,749,736
      Unrealized gain on securities available-for-sale                              60,994              23,168
      Treasury stock, 262,238 shares in 2002 and 2001, respectively             (3,880,939)         (3,880,939)
                                                                             -------------       -------------
               Total stockholders' equity                                       22,318,802          21,348,300

Commitments and contingencies (notes 3 and 13)
                                                                             -------------       -------------
               Total liabilities and stockholders' equity                    $ 103,554,181         102,361,363
                                                                             =============       =============

See accompanying notes to consolidated financial statements

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 2002, 2001, and 2000

                                                          2002            2001            2000
                                                       ----------      ----------      ----------
Interest income:
      Loans receivable                                 $5,680,253       5,632,220       5,149,323
      Mortgage-backed and related securities              209,508         343,953         464,265
      Investment securities                               551,526         363,564         875,385
      Other interest earning assets                       210,937         372,775         213,131
                                                       ----------      ----------      ----------
              Total interest income                     6,652,224       6,712,512       6,702,104
                                                       ----------      ----------      ----------
Interest expense:
      Deposits (note 6)                                 2,228,773       3,018,904       3,018,113
      FHLB advances (note 7)                              506,894         445,726         282,746
                                                       ----------      ----------      ----------
              Total interest expense                    2,735,667       3,464,630       3,300,859
                                                       ----------      ----------      ----------
              Net interest income                       3,916,557       3,247,882       3,401,245

Provision for losses on loans (note 4)                     80,000              --              --
                                                       ----------      ----------      ----------
              Net interest income after provision
                  for losses on loans                   3,836,557       3,247,882       3,401,245
                                                       ----------      ----------      ----------
Noninterest income:
      Fees and service charges                            218,928         258,423         181,329
      Gain on sale of securities                               --              --          18,500
      Other                                               182,504         197,870         147,233
                                                       ----------      ----------      ----------
              Total noninterest income                    401,432         456,293         347,062
                                                       ----------      ----------      ----------
Noninterest expense:
      Compensation, payroll taxes,
          and employee benefits (note 9)                1,143,193       1,008,798         891,530
      Advertising                                          28,995          29,622          26,678
      Office property and equipment                       207,666         126,593         131,331
      Federal insurance premiums                           10,214          12,749          13,985
      Data processing services                            161,336         132,739         119,071
      Other real estate expenses, net                      22,237           6,487             993
      Other                                               461,054         549,288         473,089
                                                       ----------      ----------      ----------
              Total noninterest expense                 2,034,695       1,866,276       1,656,677
                                                       ----------      ----------      ----------
              Earnings before taxes on income           2,203,294       1,837,899       2,091,630

Taxes on income (note 8)                                  766,000         648,000         791,000
                                                       ----------      ----------      ----------
              Net earnings                             $1,437,294       1,189,899       1,300,630
                                                       ==========      ==========      ==========
Earnings per share - basic (note 1)                    $     0.76            0.64            0.67
Earnings per share - diluted (note 1)                        0.76            0.63            0.67

See accompanying notes to consolidated financial statements.

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 2002, 2001, and 2000


                                                                                       Additional
                                                          Common         Treasury        paid-in
                                                          stock           stock          capital
                                                        -----------    -----------     -----------
Balance at December 31, 1999                            $   212,222     (1,476,326)      9,093,681

Comprehensive income:
    Net income                                                   --             --              --
    Unrealized loss on securities available-for-sale             --             --              --
    Less: reclassification adjustment for realized
       gains included in net income, net of tax                  --             --              --
                                                        -----------    -----------     -----------
            Total comprehensive income                           --             --              --
                                                        -----------    -----------     -----------
Repurchase of common stock (142,400 shares)                      --     (2,071,250)             --
Dividends paid on common stock                                   --             --              --
                                                        -----------    -----------     -----------
Balance at December 31, 2000                                212,222     (3,547,576)      9,093,681

Comprehensive income:
    Net income                                                   --             --              --
    Unrealized gain on securities available-for-sale             --             --              --
                                                        -----------    -----------     -----------
            Total comprehensive income                           --             --              --
                                                        -----------    -----------     -----------
Exercise of options (11,170 shares)                           1,117             --         149,315
Repurchase of common stock (23,100 shares)                       --       (333,363)             --
Dividends paid on common stock                                   --             --              --
                                                        -----------    -----------     -----------
Balance at December 31, 2001                            $   213,339     (3,880,939)      9,242,996

Comprehensive income:
    Net income                                                   --             --              --
    Unrealized gain on securities available-for-sale             --             --              --
    Less: reclassification adjustment for realized
       gains included in net income, net of tax                  --             --              --
                                                        -----------    -----------     -----------
            Total comprehensive income                           --             --              --
                                                        -----------    -----------     -----------
Exercise of options (19,316 shares)                           1,722             --         224,299
Dividends paid on common stock                                   --             --              --
                                                        -----------    -----------     -----------
Balance at December 31, 2002                            $   215,061     (3,880,939)      9,467,295
                                                        ===========    ===========     ===========

                                                                         Accumulated
                                                                            other
                                                          Retained      comprehensive
                                                          earnings      income (loss)       Total
                                                         -----------    -------------    -----------
Balance at December 31, 1999                              14,518,728              --      22,348,305

Comprehensive income:
    Net income                                             1,300,630              --       1,300,630
    Unrealized loss on securities available-for-sale              --         (22,623)        (22,623)
    Less: reclassification adjustment for realized
       gains included in net income, net of tax                   --         (12,210)        (12,210)
                                                         -----------     -----------     -----------
            Total comprehensive income                     1,300,630         (34,833)      1,265,797
                                                         -----------     -----------     -----------
Repurchase of common stock (142,400 shares)                       --              --      (2,071,250)
Dividends paid on common stock                              (637,948)             --        (637,948)
                                                         -----------     -----------     -----------
Balance at December 31, 2000                              15,181,410         (34,833)     20,904,904

Comprehensive income:
    Net income                                             1,189,899              --       1,189,899
    Unrealized gain on securities available-for-sale              --          58,001          58,001
                                                         -----------     -----------     -----------
            Total comprehensive income                     1,189,899          58,001       1,247,900
                                                         -----------     -----------     -----------
Exercise of options (11,170 shares)                               --              --         150,432
Repurchase of common stock (23,100 shares)                        --              --        (333,363)
Dividends paid on common stock                              (621,573)             --        (621,573)
                                                         -----------     -----------     -----------
Balance at December 31, 2001                              15,749,736          23,168      21,348,300

Comprehensive income:
    Net income                                             1,437,294              --       1,437,294
    Unrealized gain on securities available-for-sale              --          37,826          37,826
    Less: reclassification adjustment for realized
       gains included in net income, net of tax                   --              --              --
                                                         -----------     -----------     -----------
            Total comprehensive income                     1,437,294          37,826       1,475,120
                                                         -----------     -----------     -----------
Exercise of options (19,316 shares)                               --              --         226,021
Dividends paid on common stock                              (730,639)             --        (730,639)
                                                         -----------     -----------     -----------
Balance at December 31, 2002                              16,456,391          60,994      22,318,802
                                                         ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                        Years ended 2002, 2001, and 2000

                                                                              2002           2001             2000
                                                                          -----------     -----------     -----------
Cash flows from operating activities:
     Net earnings                                                         $ 1,437,294       1,189,899       1,300,630
                                                                          -----------     -----------     -----------
     Adjustments to reconcile net earnings to
         net cash provided by operating activities:
            Depreciation and amortization                                     210,262          65,236          90,874
            Provision for losses on loans                                      80,000              --              --
            Loss on sale of fixed assets                                        8,745              --              --
            Change in:
                Accrued interest receivable                                   (62,210)        101,810          90,888
                Prepaid expenses and other assets                            (275,506)        (70,636)       (160,358)
                Accrued interest payable                                      (10,963)          2,599         (71,357)
                Accrued expenses and other liabilities                         91,893          73,280          86,623
                Accrued taxes on income                                        25,265           2,310          44,661
                Deferred taxes on income                                      (78,000)        (14,000)        (29,000)
                                                                          -----------     -----------     -----------
                   Total adjustments                                          (10,514)        160,599          52,331
                                                                          -----------     -----------     -----------
                   Net cash provided by operating activities                1,426,780       1,350,498       1,352,961
                                                                          -----------     -----------     -----------
Cash flows from investing activities:
     Proceeds from maturity of time deposits in other financial
         institutions                                                              --              --       2,585,000
     Proceeds from the maturity of investment securities
         available-for-sale                                                 6,500,000              --              --
     Proceeds from sales of securities available-for-sale                          --       9,550,000       2,996,700
     Purchase of investment securities available-for-sale                  (3,983,275)     (8,155,235)             --
     Purchase of investment securities held to maturity                      (500,000)             --              --
     Purchase of time deposits                                             (9,493,000)     (1,399,000)             --
     Principal collected on mortgage-backed securities                      1,509,229       1,806,728       1,766,477
     Net change in loans receivable                                         1,092,469      (5,387,668)     (6,904,897)
     Purchase of FHLB stock                                                   (91,700)             --              --
     Purchase of office property and equipment                                 (3,275)       (438,477)        (92,432)
                                                                          -----------     -----------     -----------
                   Net cash (used in) provided by investing activities     (4,969,552)     (4,023,652)        350,848
                                                                          -----------     -----------     -----------
Cash flows from financing activities:
     Net change in deposits                                                   174,207       4,896,781      (2,772,393)
     Net (decrease) increase in advance payments
         by borrowers for taxes and insurance                                 (31,781)         21,401          42,389
     Proceeds from FHLB advance                                                    --       1,500,000       5,000,000
     Repurchase of common stock                                                    --        (333,363)     (2,071,250)
     Proceeds on stock options                                                199,716         142,417              --
     Dividends paid                                                          (730,639)       (621,573)       (637,948)
                                                                          -----------     -----------     -----------
                   Net cash provided by (used in) financing activities       (388,497)      5,605,663        (439,202)
                                                                          -----------     -----------     -----------
                   Net increase (decrease) in cash and cash
                       equivalents                                         (3,931,269)      2,932,509       1,264,607

Cash and cash equivalents at beginning of year                              9,183,215       6,250,706       4,986,099
                                                                          -----------     -----------     -----------
Cash and cash equivalents at end of year                                  $ 5,251,946       9,183,215       6,250,706
                                                                          ===========     ===========     ===========
Supplemental disclosures of cash flow information:
     Cash paid during the year for:
         Interest                                                         $ 2,815,388       3,462,031       3,372,216
         Taxes on income                                                      852,477         659,846         744,483
     Transfer of securities held-to-maturity to available-for-sale                 --              --      14,548,897

See accompanying notes to consolidated financial statements.

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

(1)   Summary of Significant Accounting Policies and Practices

      (a)   Description of Business

            Webster City Federal Bancorp (the Company) and its subsidiaries, Webster City Federal Savings Bank (the Bank) and Security Title and Abstract, Inc., conduct operations in Webster City, Iowa, a community of approximately 8,000 people. The Bank is primarily engaged in the business of attracting deposits from the general public in its market area and investing such deposits in mortgage loans secured by one- to four-family residential real estate. The Bank's primary area for lending and other financial services consists of Hamilton County, Iowa, and the surrounding contiguous counties. Security Title and Abstract, Inc. is engaged in the business of providing abstracting and title services. The primary area for these services consists of Hamilton County, Iowa, and the surrounding contiguous counties.

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

            Earnings per share-basic for 2002 is computed using the 1,881,784 weighted average common shares outstanding for the year, net of 262,238 weighted average treasury shares and divided into the net earnings of $1,437,294. Earnings per share-diluted for 2002 is computed using the 1,881,784

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

            weighted average common shares outstanding and adding the dilutive effect of stock options totaling 3,450 shares and divided into the net earnings of $1,437,294.

            Earnings per share-basic for 2001 is computed using the 1,868,769 weighted average common shares outstanding for the year, net of 254,231 weighted average treasury shares and divided into the net earnings of $1,189,899. Earnings per share-diluted for 2001 is computed using the 1,868,769 weighted average common shares outstanding and adding the dilutive effect of stock options totaling 5,513 shares and divided into the net earnings of $1,189,899.

            Earnings per share-basic for 2000 is computed using the 1,939,415 weighted average common shares outstanding for the year, net of 182,801 weighted average treasury shares and divided into the net earnings of $1,300,630. Earnings per share-diluted for 2000 is computed using the 1,939,415 weighted average common shares outstanding and divided into the net earnings of $1,300,630.

      (d)   Stock Option Plan

            The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, the account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

                                                2002             2001           2000
                                           -------------    -------------    ----------
Net income, as reported                    $   1,437,294        1,189,899     1,300,630
Add stock-based employee
      compensation expense included in
      reported net income, net of tax                 --               --            --
Deduct total stock-based employee
      compensation expense determined
      under fair-value-based method for
      all rewards, net of tax                         --               --       (21,934)
                                           -------------    -------------    ----------
                      Pro forma            $   1,437,294        1,189,899     1,278,696
                                           =============    =============    ==========
Earnings per
      share - basic      As reported       $        0.76             0.64          0.67
                         Pro forma                  0.76             0.64          0.66
Earnings per
      share - diluted    As reported       $        0.76             0.63          0.67
                         Pro forma                  0.76             0.63          0.66

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

            Pro forma net earnings reflect options granted in 1996. The impact of calculating compensation cost for stock options under SFAS 148 is reflected in the pro forma net income amounts presented above over the options' vesting period which was three years. There were no options granted in 2002, 2001, and 2000.

      (e)   Cash and Cash Equivalents

            For the purpose of reporting cash flows, the Company includes cash and due from other financial institutions and time deposits in other financial institutions with original maturities of three months or less in cash and cash equivalents. Included as cash equivalents at December 31, 2002 and 2001, were interest-bearing deposits totaling $5,084,384 and $8,859,353, respectively.

      (f)   Securities

            Investment securities are classified based on the Company's intended holding period. Securities which the Company has the ability and positive intent to hold to maturity are classified as held-to-maturity. Securities held principally for the purpose of near-term sales are classified as trading. Securities which may be sold prior to maturity to meet liquidity needs, to respond to market changes, or to adjust the Company's asset-liability position are classified as available-for-sale. At December 31, 2002 and 2001, the Bank had no trading securities.

            Securities held-to-maturity are carried at cost, adjusted for amortization of premiums, and accretion of discounts. Trading securities are carried at fair value, with gains and losses, both realized and unrealized, included in operations. Securities available-for-sale are carried at fair value, with the aggregate unrealized gains or losses, net of the effect of taxes on income, reported as a component of stockholders' equity. Other than temporary unrealized losses are recorded in the consolidated statement of operations.

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

      (g)   Allowance for Losses on Loans

            The allowance for losses on loans is maintained at an amount considered adequate to provide for such losses. The allowance for losses on loans is based on management's periodic evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb probable losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, value of underlying collateral, and management's estimate of anticipated credit losses.

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

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

      (h)   Loan Origination Fees and Related Costs

            Mortgage loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is amortized using the interest method over the estimated life of the loan. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.

            Premiums and discounts in connection with mortgage loans purchased are amortized over the term of the loans using the interest method.

      (i)   Financial Instruments with Off-Balance Sheet Risk

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

      (j)   Office Property and Equipment

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

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

      (k)   Taxes on Income

            The Company and its subsidiaries file a consolidated federal income tax return. Federal taxes on income are allocated based on taxable income or loss included in the consolidated return. For state tax purposes, the Bank files a franchise tax return and the Company, Security Title and Abstract, Inc., and WCF Service Corporation file corporate income tax returns.

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

      (l)   Stock Option Plan

            The Company provides pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1996 and subsequent years as if the fair-value-based method, which recognizes as expense over the vesting period the fair value of stock-based awards at the date of grant, had been applied.

      (m)   Fair Value of Financial Instruments

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

                        December 31, 2002, 2001, and 2000

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

      (n)   Effect of New Financial Accounting Standards

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

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

            In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements.

            In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS No. 144 on January 1, 2002. The effects of implementation were immaterial.

            In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of the Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 did not have a material effect on the Company's financial statements.

            In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this Statement are effective for exit and disposal activities that are initiated after December 31, 2002. The effect of this Statement is not material.

            In October 2002, the FASB Statement No. 147 (FAS 147), Acquisitions of Certain Financial Institutions, which amends Statement No. 72 (FAS 72), Accounting for Certain Acquisitions of Banking or Thrift Institutions and no longer requires the separate recognition and subsequent amortization of goodwill that was originally required by FAS 72. FAS 147 also amend Statement No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets (such as core deposit intangibles). The effects of implementation were immaterial.

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

            In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

            In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures of booth annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

(2)   Securities Available-for-Sale and Held-to-Maturity

      Securities available-for-sale at December 31, 2002 and 2001 were as follows:

                                                Gross         Gross         Estimated
                               Amortized     unrealized     unrealized        fair
           Description            cost          gains         losses          value
      --------------------    -----------    -----------    -----------    -----------
      2002:
            U.S. agency
                securities    $ 2,000,000         31,600             --      2,031,600
            Corporate           5,600,000         72,110          6,600      5,665,510
                              -----------    -----------    -----------    -----------
                              $ 7,600,000        103,710          6,600      7,697,110
                              ===========    ===========    ===========    ===========
      2001:
            U.S. agency
                securities    $ 5,000,000         93,400             --      5,093,400
            Corporate           5,155,235          4,000         63,735      5,095,500
                              -----------    -----------    -----------    -----------
                              $10,155,235         97,400         63,735     10,188,900
                              ===========    ===========    ===========    ===========

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

      Securities held-to-maturity at December 31, 2002 and 2001 were as follows:

                                                            Gross        Gross
                                            Amortized    unrealized    unrealized     Estimated
          Description                          cost         gains        losses      fair value
------------------------------------       ----------    ----------    ----------    ----------
2002:
      Municipal bonds                      $  869,860         1,620            --       871,480
      Mortgage-backed
          securities:
              Federal National
                  Mortgage
                  Association
                  (FNMA)                      731,227        31,433           681       761,979
              Government
                  National Mortgage
                  Association               1,373,280        14,548         1,943     1,385,885
                  (GNMA)
              Federal Home Loan
                  Mortgage
                  Corporation
                  (FHLMC)                     579,422        49,090         1,455       627,057
                                           ----------    ----------    ----------    ----------
                                           $3,553,789        96,691         4,079     3,646,401
                                           ==========    ==========    ==========    ==========
2001:
      Municipal bonds                      $  369,294         2,186            --       371,480
      Mortgage-backed
          securities:
              FNMA                          1,101,885         9,631           923     1,110,593
              GNMA                          2,064,025        15,103         9,129     2,069,999
              FHLMC                         1,039,150        65,726         2,827     1,102,049
                                           ----------    ----------    ----------    ----------
                                           $4,574,354        92,646        12,879     4,654,121
                                           ==========    ==========    ==========    ==========

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

      The amortized cost and estimated fair value of securities held-to-maturity and securities available-for-sale at December 31, 2002 are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           Held-to-Maturity           Available-for-Sale
                                       ------------------------    ------------------------
                                        Amortized    Estimated     Amortized      Estimated
                                          cost       fair value      cost        fair value
                                       ----------    ----------    ----------    ----------
      Due in one year or less          $       --            --     2,000,000     2,015,400
      Due after one year
            through five years            369,860       371,480     4,600,000     4,653,310
      Due after five years,
            but less than ten years            --            --     1,000,000     1,028,400
      Due after ten years                 500,000       500,000            --            --
      Mortgage-backed and
            related securities          2,683,929     2,774,921            --            --
                                       ----------    ----------    ----------    ----------
                                       $3,553,789     3,646,401     7,600,000     7,697,110
                                       ==========    ==========    ==========    ==========

      There were no sales of securities held-to-maturity during the years ended December 31, 2002, 2001, and 2000. Proceeds from the sale of securities available-for-sale during 2000 totaled $2,996,700 and resulted in gross realized gains of $18,500 and gross realized losses of $0.

      At December 31, 2002 and 2001, accrued interest receivable for securities available-for-sale and securities held-to-maturity totaled $136,724 and $143,589, respectively.

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

(3)   Loans Receivable

      At December 31, 2002 and 2001, loans receivable consisted of the following:

                                                        2002           2001
                                                    ------------   ------------
      Real estate loans:
            One- to four-family residential         $ 62,445,031     62,109,087
            Multifamily residential and other          3,912,000      4,963,000
            Home equity                                4,326,979      4,729,799
                                                    ------------   ------------
                                                      70,684,010     71,801,886
                                                    ------------   ------------
      Consumer and other loans:
            Automobile                                 1,994,000      2,362,000
            Home improvement                             767,659      1,123,443
            Loans on savings deposits                    320,096        255,395
            Other                                        726,796        720,287
                                                    ------------   ------------
                                                       3,808,551      4,461,125
                                                    ------------   ------------
      Real estate sold on contract                        53,136         61,595
                                                    ------------   ------------
                  Total loans receivable              74,545,697     76,324,606

      Premium on loans purchased                             232            966
      Unearned discount on loans purchased                  (387)        (6,071)
      Loans in process                                  (822,469)    (1,449,044)
      Allowance for losses on loans                     (404,008)      (378,188)
                                                    ------------   ------------
                                                    $ 73,319,065     74,492,269
                                                    ============   ============

      Accrued interest receivable on loans receivable was $432,812 and $424,980 at December 31, 2002 and 2001, respectively.

      The Company originates residential and commercial real estate loans and other consumer loans, primarily in its Hamilton County, Iowa market area and adjacent counties. In addition, the Company has purchased residential loans, primarily in Iowa, Texas, and, Colorado. At December 31, 2002, approximately $2.1 million of the Company's loans were secured by properties in Texas and Colorado. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Company's market area.

      Loans with interest more than ninety days in arrears, defined as impaired and carried on nonaccrual status, amounted to $101,759 and $908,863 at December 31, 2002 and 2001, respectively. There were no specific reserves relating to these loans. The average balances of nonaccrual loans for the years ended December 31, 2002 and 2001 were $410,389 and $47,835, respectively. For the years ended December 31, 2002 and 2001, interest income, which would have been recorded under the original terms of the loans, was approximately $25,538 and $23,711, respectively.

      At December 31, 2002, the Company had commitments to buy or fund fixed rate loans totaling $272,300. There were no commitments to sell loans.

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

      Loan customers of the Company include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at December 31, 2002 and 2001 amounted to $423,903 and $826,415, respectively. During the year ended December 31, 2002, $257,925 of new loans were made and repayments totaled $660,437.

(4)   Allowance for Losses on Loans

      A summary of the allowance for losses on loans follows:

                                                     December 31
                                          -------------------------------------
                                             2002         2001           2000
                                          ---------     ---------     ---------

      Balance at beginning of year        $ 378,188       403,484       382,402

      Provision for losses                   80,000            --            --
      Charge-offs                           (77,754)      (25,370)       (1,968)
      Recoveries                             23,574            74        23,050
                                          ---------     ---------     ---------
      Balance at end of year              $ 404,008       378,188       403,484
                                          =========     =========     =========

(5)   Office Property and Equipment

      At December 31, 2002 and 2001, the cost and accumulated depreciation of office property and equipment were as follows:

                                                        2002             2001
                                                    -----------      -----------
      Land                                          $   125,746          125,746
      Office building and improvements                  998,111        1,016,180
      Furniture, fixtures, and equipment                511,202          667,113
                                                    -----------      -----------
                                                      1,635,059        1,809,039
      Less accumulated depreciation                     908,924          926,801
                                                    -----------      -----------
                                                    $   726,135          882,238
                                                    ===========      ===========

(6)   Deposits

      At December 31, 2002 and 2001, deposits are summarized as follows:

                                                        2002             2001
                                                    -----------      -----------
      Passbook                                      $ 4,871,174        4,633,636
      Money market plus                               7,824,633        7,559,363
      Noninterest-bearing checking                    1,766,688        1,763,289
      NOW                                             7,952,036        8,261,056
      Certificates of deposit                        47,802,266       47,825,246
                                                    -----------      -----------
                                                    $70,216,797       70,042,590
                                                    ===========      ===========

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

      The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $6,184,727 and $5,651,638 at December 31, 2002 and 2001, respectively.

      At December 31, 2002, the scheduled maturities of certificates of deposit were as follows:

                       2003                          $20,420,193
                       2004                            8,259,816
                       2005                           16,464,691
                       2006                              822,097
                       2007                            1,823,509
                       Thereafter                         11,960
                                                     -----------
                                                     $47,802,266
                                                     ===========

      Interest expense on deposits for the years ended December 31, 2002, 2001, and 2000 is summarized as follows:

                                             2002          2001          2000
                                          ----------    ----------    ----------
      Passbook                            $   35,679        73,236       111,190
      Money market plus and NOW              196,590       290,319       355,930
      Certificates of deposit              1,996,504     2,655,349     2,550,993
                                          ----------    ----------    ----------
                                          $2,228,773     3,018,904     3,018,113
                                          ==========    ==========    ==========

      Public funds amounted to approximately $2,202,000 and $1,451,000 at December 31, 2002 and 2001, respectively.

      At December 31, 2002 and 2001, accrued interest payable on deposits totaled $42,491 and $53,454, respectively.

(7)   Advances from Federal Home Loan Bank (FHLB)

      The following is a summary of advances from FHLB at December 31, 2002 and 2001:

             FHLB of Des Moines                  Fixed
          Maturity in fiscal year               interest
            ending December 31                    rate         2002           2001
         --------------------------------       ---------   ----------    ----------
         2003                                     3.63%     $1,500,000     1,500,000
         2005                                     4.78       1,000,000     1,000,000
         2006                                     5.09       1,000,000     1,000,000
         2009 (callable March 1, 2003)            5.55       3,200,000     3,200,000
         2010 (callable March 9, 2003)            5.64       3,000,000     3,000,000
                                                            ----------    ----------
                                                            $9,700,000     9,700,000
                                                            ==========    ==========

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

      Advances from the FHLB are secured by stock in the FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 125% of outstanding advances. The advances require monthly interest payments and principal is due at maturity.

(8)   Taxes on Income

      Taxes on income were comprised as follows:

                                                           2002
                                          -------------------------------------
                                           Federal         State         Total
                                          ---------       -------       -------
      Current                             $ 727,000       117,000       844,000
      Deferred                              (68,000)      (10,000)      (78,000)
                                          ---------       -------       -------
                                          $ 659,000       107,000       766,000
                                          =========       =======       =======

                                                           2001
                                          -------------------------------------
                                           Federal         State         Total
                                          ---------       -------       -------
      Current                             $ 573,000        89,000       662,000
      Deferred                              (12,000)       (2,000)      (14,000)
                                          ---------       -------       -------
                                          $ 561,000        87,000       648,000
                                          =========       =======       =======

                                                           2000
                                          -------------------------------------
                                           Federal         State         Total
                                          ---------       -------       -------

      Current                             $ 710,000       110,000       820,000
      Deferred                              (25,000)       (4,000)      (29,000)
                                          ---------       -------       -------
                                          $ 685,000       106,000       791,000
                                          =========       =======       =======

      Taxes on income differ from the amounts computed by applying the federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:

                                                              December 31
                                                        -----------------------
                                                        2002      2001     2000
                                                        ----      ----     ----
      Federal income tax rate                           34.0%     34.0     34.0
      Items affecting federal income tax rate:
            State taxes on income, net of federal
                benefit                                  3.3       3.3      3.3
            Tax-exempt income                           (0.3)       --       --
            State apportionment                         (2.2)     (2.0)      --
            Other                                         --        --      0.5
                                                        ----      ----     ----
                                                        34.8%     35.3     37.8
                                                        ====      ====     ====

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

                                                                2002           2001
                                                              ---------     ---------
      Deferred tax assets:
            Deferred directors' fees                          $ 273,000       266,000
            General bad debt allowance                          151,000       140,000
            Other                                                 2,000            --
                                                              ---------     ---------
                            Gross deferred tax assets           426,000       406,000

            Less valuation allowance                                 --            --
                                                              ---------     ---------
                            Net deferred tax assets             426,000       406,000
                                                              ---------     ---------
      Deferred tax liabilities:
            Deferred loan fees                                  (74,000)     (120,000)
            FHLB stock dividends                                (74,000)      (74,000)
            Securities available-for-sale                       (35,000)      (10,000)
            Other                                                (1,000)      (13,000)
                                                              ---------     ---------
                            Gross deferred tax liabilities     (184,000)     (217,000)
                                                              ---------     ---------
                            Net deferred tax asset            $ 242,000       189,000
                                                              =========     =========

      Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

      At December 31, 2002 and 2001, the Bank had federal income tax bad debt reserves of approximately $2,430,000, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges.

(9)   Benefit Plans

      (a)   Retirement Plan

            The Bank is a participant in the Financial Institutions Retirement Fund (FIRF), and substantially all of its officers and employees are covered by the retirement plan. FIRF does not segregate the assets, liabilities, or costs by participating employer. According to FIRF's administrators, as of June 30, 2002 and 2001, the date of the latest actuarial valuation, the Bank made a contribution of $67,446 and $27,474 to the plan in 2002 and 2001, respectively. The Bank did not make any contribution to the plan in 2000.

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

      (b)   ESOP

            All employees meeting the age and service requirements are eligible to participate in the ESOP established in August 1994. Contributions made by the Company to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. ESOP expense was $0 for the years ended December 31, 2002, 2001, and 2000, respectively.

      (c)   Deferred Compensation

            The Company has deferred compensation agreements with certain directors, and at December 31, 2002 and 2001 had accrued deferred compensation of $731,192 and $712,532, respectively. Directors' fees deferred were $21,100, $25,500, and $29,700 for 2002, 2001, and
            2000, respectively.

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

            At December 31, 2002 and 2001, there were 14,250 additional options available for grant under the Plan. The per share weighted average fair value of stock options granted during 1996 was $2.00 on the date of grant using the Black Scholes option-pricing model, with the following weighted average assumptions: expected dividend yield of 6.27%, expected volatility of 22%, risk-free interest rate of 6.37%, and an expected life of six years.

            Stock option activity during the periods indicated was as follows:

                                               2002                       2001                    2000
                                       ----------------------    ----------------------  ---------------------
                                         Number      Exercise      Number      Exercise    Number     Exercise
                                       of shares      price      of shares       price   of shares     price
                                       ---------     --------    ---------     --------  ---------    --------
      Balance at beginning of year       39,441       $12.75       50,611       $12.75     50,611      $12.75
      Granted                                --           --           --           --         --          --
      Exercised                         (19,316)       12.75      (11,170)       12.75         --          --
      Expired                                --           --           --           --         --          --
                                        -------                   -------                  ------
      Balance at end of year             20,125       $12.75       39,441       $12.75     50,611      $12.75
                                        =======                   =======                  ======

      At December 31, 2002, the exercise price and weighted average remaining contractual life of outstanding options was $12.75 and 3.33 years, respectively.

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

(10)  Stockholders' Equity

      (a)   Common Stock Repurchase

            The Company repurchased 0 and 23,100 shares of common stock during 2002 and 2001, respectively. These shares are recorded at cost in Treasury Stock in the consolidated balance sheet.

      (b)   Regulatory Capital Requirements

            The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision (OTS) promulgated thereunder require institutions to have a minimum 3% core capital ratio and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution. The Company and Bank met the regulatory capital requirements at December 31, 2002 and 2001.

            The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions, such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Company and Bank met the regulatory capital requirements at December 31, 2002 and 2001.

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

      The Company's and the Bank's actual and required capital amounts (in thousands) and ratios as of December 31, 2002 and 2001 were as follows:

                                                                                     2002
                                                       ------------------------------------------------------------------
                                                                                                           To be well-
                                                                                  For capital           capitalized under
                                                                                    adequacy            prompt corrective
                                                            Actual                  purposes            action provisions
                                                       ------------------       -----------------      ------------------
                                                       Amount     Percent       Amount    Percent      Amount     Percent
                                                       ------     -------       ------    -------      ------     -------
      Tangible capital:
            Consolidated                               $22,258      21.5%      $ 1,552       1.5%      $   N/A       N/A%
            Webster City Federal Savings Bank           21,530      20.9         1,545       1.5           N/A       N/A
      Tier 1 leverage (core) capital:
            Consolidated                                22,258      21.5         4,140       4.0         5,175       5.0
            Webster City Federal Savings Bank           21,530      20.9         4,154       4.0         5,148       5.0
      Risk-based capital:
            Consolidated                                22,527      41.4         4,356       8.0         5,446      10.0
            Webster City Federal Savings Bank           21,799      44.6         3,912       8.0         4,870      10.0
      Tier 1 risk-based capital:
            Consolidated                                22,258      40.9           N/A       N/A         3,267       6.0
            Webster City Federal Savings Bank           21,530      44.0           N/A       N/A         2,934       6.0

                                                                                     2001
                                                       ------------------------------------------------------------------
                                                                                                           To be well-
                                                                                  For capital           capitalized under
                                                                                    adequacy            prompt corrective
                                                            Actual                  purposes            action provisions
                                                       ------------------       -----------------      ------------------
                                                       Amount     Percent       Amount    Percent      Amount     Percent
                                                       ------     -------       ------    -------      ------     -------
      Tangible capital:
            Consolidated                               $21,193      20.7%      $ 1,535       1.5%      $   N/A       N/A%
            Webster City Federal Savings Bank           20,632      20.2         1,532       1.5           N/A       N/A
      Tier 1 leverage (core) capital:
            Consolidated                                21,193      20.7         4,093       4.0         5,116       5.0
            Webster City Federal Savings Bank           20,632      20.2         4,085       4.0         5,106       5.0
      Risk-based capital:
            Consolidated                                21,436      37.8         4,537       8.0         5,672      10.0
            Webster City Federal Savings Bank           20,875      36.9         4,530       8.0         5,663      10.0
      Tier 1 risk-based capital:
            Consolidated                                21,193      37.4           N/A       N/A         3,403       6.0
            Webster City Federal Savings Bank           20,632      36.4           N/A       N/A         3,398       6.0

      (c)   Dividends and Restrictions Thereon

            The board of directors of the Company declared and paid four 25(cent) per share dividends in 2002.

            The Holding Company waived its right to receive the dividends declared and paid during 2002.

            The board of directors of the Company declared and paid three 20(cent) and one 25(cent) per share dividends in 2001.

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

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

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

(11)  Fair Value of Financial Instruments

      The estimated fair values of Company's financial instruments (as described in note 1) at December 31, 2002 and 2001 were as follows:

                                                   2002                               2001
                                        ----------------------------       ---------------------------
                                         Carrying            Fair           Carrying           Fair
                                          amount             value           amount            value
                                        -----------       ----------       ----------       ----------
      Financial assets:
            Cash and cash
                equivalents             $ 5,251,946        5,251,946        9,183,215        9,183,215
            Time deposits in
                other financial
                institutions             10,892,000       10,892,000        1,399,000        1,399,000
            Securities
                available-for-sale        7,697,110        7,697,110       10,188,900       10,188,900
            Securities
                held-to-maturity          3,553,789        3,646,401        4,574,354        4,654,121
            Loans receivable, net        73,319,065       72,329,258       74,492,269       74,806,150
            FHLB stock                      704,900          704,900          613,200          613,200
            Accrued interest
                receivable                  630,779          630,779          568,569          568,569
      Financial liabilities:
            Deposits                     70,216,797       70,574,954       70,042,590       70,760,304
            FHLB advances                 9,700,000       10,613,000        9,700,000        8,884,267
            Accrued interest
                payable                      42,491           42,491           53,454           53,454

                                         Notional        Unrealized         Notional       Unrealized
                                          Amount         gain (loss)         Amount        gain (loss)
                                        -----------      -----------       ----------      -----------
      Off-balance sheet
            instrument:
                Commitments to
                    extend credit       $   272,300               --          401,500               --

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

(12)  Parent Company Only Financial Statements

                            Condensed Balance Sheets

                           December 31, 2002 and 2001

                                                                             2002               2001
                                                                         ------------       ------------
      Cash and cash equivalents                                          $    100,419            459,223
      Investment in subsidiaries                                           21,941,131         20,890,314
      Other assets                                                            281,333                 --
                                                                         ------------       ------------
                  Total assets                                           $ 22,322,883         21,349,537
                                                                         ============       ============
      Liabilities:
            Accrued expenses                                             $      4,081              1,237
                                                                         ------------       ------------
      Stockholders' equity:
            Common stock                                                      215,061            213,339
            Additional paid-in capital                                      9,467,295          9,242,996
            Retained earnings                                              16,456,391         15,749,736
            Unrealized gain (loss) on securities available-for-sale            60,994             23,168
            Treasury stock                                                 (3,880,939)        (3,880,939)
                                                                         ------------       ------------
                  Total stockholders' equity                               22,318,802         21,348,300
                                                                         ------------       ------------
                  Total liabilities and stockholders' equity             $ 22,322,883         21,349,537
                                                                         ============       ============

                       Condensed Statements of Operations

                  Years ended December 31, 2002, 2001, and 2000

                                                             2002              2001              2000
                                                          -----------       -----------       -----------
      Dividend income                                     $   500,000         1,000,000         2,500,000
      Interest income                                              --                61                59
      Equity in undistributed earnings of
            subsidiaries                                      978,671           232,922        (1,128,205)
      Noninterest expenses                                    (66,377)          (73,084)          (96,224)
                                                          -----------       -----------       -----------
                  Earnings before income tax
                    expense                                 1,412,294         1,159,899         1,275,630

      Income tax benefit                                      (25,000)          (30,000)          (25,000)
                                                          -----------       -----------       -----------
                  Net earnings                            $ 1,437,294         1,189,899         1,300,630
                                                          ===========       ===========       ===========

                                                                     (Continued)

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000

                       Condensed Statements of Cash Flows

                  Years ended December 31, 2002, 2001, and 2000

                                                            2002               2001              2000
                                                         -----------       -----------       -----------
      Operating activities:
            Net earnings                                 $ 1,437,294         1,189,899         1,300,630
            Change in prepaid expenses                        (1,333)               --                --
            Change in accrued expenses                        19,828            (3,304)           12,556
            Equity in undistributed earnings of
                subsidiaries                              (1,003,671)         (232,922)        1,128,205
                                                         -----------       -----------       -----------
                      Net cash provided by
                          operating activities               452,118           953,673         2,441,391
                                                         -----------       -----------       -----------
      Investing activities:
            Investment in subsidiary                              --                --          (251,384)
            Purchase of investment                          (280,000)               --                --
                                                         -----------       -----------       -----------
                      Net cash used in investing            (280,000)               --          (251,384)
      Financing activities:
            Repurchase of common stock                            --          (333,363)       (2,071,250)
            Proceeds on stock options                        199,716           142,417                --
            Dividends paid                                  (730,638)         (621,573)         (637,948)
                                                         -----------       -----------       -----------
                      Net cash used in financing
                          activities                        (530,922)         (812,519)       (2,709,198)
                                                         -----------       -----------       -----------
                      Net increase (decrease) in
                          cash and cash equivalents         (358,804)          141,154          (519,191)

      Cash and cash equivalents at beginning of
            year                                             459,223           318,069           837,260
                                                         -----------       -----------       -----------
      Cash and cash equivalents at end of year           $   100,419           459,223           318,069
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

      The Company has no obligations under guarantees.

                          WEBSTER CITY FEDERAL BANCORP
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

      The Annual Meeting of Stockholders will be held at 1:00 p.m., Wednesday, April 16, 2003, at the main office of the Company located at 820 Des Moines Street, Webster City, Iowa.

STOCK INFORMATION

      Webster City Federal Bancorp common stock is traded over the counter, on the NASDAQ Small-Cap Market under the symbol "WCFB".

      As of February 28, 2002, the Company had 214 shareholders of record (which does not include approximately 250 shareholders whose stock is in nominee or "street" name) and 1,888,376 shares of common stock outstanding.

      The price ranges of the common stock and dividend payouts on such common stock for each quarter were as follows:

                             2002        2001
                           Dividend    Dividend         Fiscal Year 2002          Fiscal Year 2001
                             Paid        Paid            Low      High             Low      High
                             ----        ----            ---      ----             ---      ----
      First quarter ........ $.25        $.20            $16.00   $17.00           $14.00   $14.87
      Second quarter ....... $.25        $.20            $16.31   $ 1950           $13.75   $14.90
      Third quarter ........ $.25        $.20            $16.85   $19.50           $14.00   $17.00
      Fourth quarter ....... $.25        $.25            $17.10   $19.39           $15.25   $16.75

STOCKHOLDER AND GENERAL INQUIRIES                    TRANSFER AGENT

Phyllis A. Murphy, President                         Registrar and Transfer Co.
Webster City Federal  Bancorp                        10 Commerce Drive
820 Des Moines Street, P.O. Box 638                  Cranford, New Jersey  07016
Webster City, Iowa 50595-0638                        (800) 368-5948
(515) 832-3071

ANNUAL AND OTHER REPORTS

      The Company is required to file an annual report on Form 10-KSB for its year ended December 31, 2002 with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company's Quarterly Reports may be obtained without charge by contacting Phyllis A. Murphy, President and Chief Executive Officer, Webster City Federal Bancorp, 820 Des Moines Street, P.O. Box 638, Webster City, Iowa 50595-0638, (515) 832-3071.

                          WEBSTER CITY FEDERAL BANCORP
                             STOCKHOLDER INFORMATION

COMPANY AND BANK ADDRESS

      820 Des Moines Street                      Telephone:  (515) 832-3071
      Webster City, IA  50595-0638               Fax:        (515) 832-3085
                                                 Web Page:   www.webcityfed.com

DIRECTORS OF THE BOARD

Dr. Carroll E. Haynes                            Donald I. Newman
      Chairman of the Board                             Retired President and Chief Executive Officer
      Retired Dentist                                   of Webster City Federal Savings Bank

Phyllis A. Murphy                                Dennis J. Tasler
      President and Chief Executive Officer             President and Chief Executive Officer
      of Webster City Federal Savings Bank              of Tasler Pallet & EPS, Inc.

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


WEBSTER CITY FEDERAL SAVINGS BANK EXECUTIVE OFFICERS

Phyllis A. Murphy
      President and Chief Executive Officer

Stephen L. Mourlam
      Executive Vice President and Chief Financial Officer

Kyle R. Swon
      Senior Vice President and Chief Lending Officer

INDEPENDENT AUDITORS                CORPORATE COUNSEL                  SPECIAL COUNSEL
KPMG LLP                            Bottorff Law Firm                  Luse Gorman Pomerenk & Schick
2500 Ruan Center                    913 Seneca Street                  5335 Wisconsin Ave NW, Suite 400
Des Moines, Iowa 50309              Webster City, Iowa 50595           Washington, DC  20015

                   [LOGO]                 Webster City Federal
                                                BANCORP

                820 DES MOINES STREET o WEBSTER CITY, IOWA 50595