Form 10KSB, Exhibit 13
period 2003-12-31
WEBSTER CITY FEDERAL BANCORP
filed 2004-03-30
CIK 1089830

EXHIBIT 13

                       2003 ANNUAL REPORT TO STOCKHOLDERS

                       2003 ANNUAL REPORT TO STOCKHOLDERS
                          WEBSTER CITY FEDERAL BANCORP

--------------------------------------------------------------------------------

                                Table of Contents

                                                                                          Page
                                                                                          ----
Message of President and Chief Executive Officer ....................................       1

Selected Consolidated Financial and Other Data ......................................       2

Financial Ratios and Other Data .....................................................       3

Management's Discussion and Analysis of Financial Condition and Results of Operations       4

Independent Auditors' Report ........................................................      15

Consolidated Balance Sheets .........................................................      16

Consolidated Statements of Operations ...............................................      17

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) .....      18

Consolidated Statements of Cash Flows ...............................................      19

Notes to Consolidated Financial Statements ..........................................      20

Stockholder Information .............................................................      46

Directors and Executive Officers ....................................................      47

Letter to Shareholders:

The Company is pleased to report a profitable year for 2003. Net income for 2003 was $1,186,600 or $.31 per diluted share. Return on average assets for 2003 was 1.10%.

The Company announced a two-for-one stock split which was paid September 24, 2003. The stock price at the close of 2002 was $9.50 per share (adjusted for the stock split). The 2003 year end price was $14.00 per share, for an increase of 47% from the prior year.

The Board of the Company increased the dividend paid to shareholders in the 4th quarter of 2003 by 36% over the prior quarter.

With historically low interest rates, refinancing of mortgage loans was at record levels in 2003. Webster City Federal Savings Bank, subsidiary of the Company, has generally been a portfolio lender, and chose to keep loan rates somewhat higher than the market rather than put long term assets on the books at the low interest rate levels. While many borrowers did refinance with the bank, the bank did see a reduction in outstanding loans for the year.

Investment securities increased during 2003, with investments laddered to be in a position to make changes as market opportunities arise.

The capital position of the bank remains strong. Combined with our high liquidity levels, we believe we can take advantage of opportunities that may arise, meet the challenges of our uncertain times and be a valuable asset in our shareholder's portfolio.

We have a staff and board that is truly committed to our mission of being a highly profitable financial center providing friendly, convenient service to all customers.

Thank you to our shareholders for continuing to believe in our company as we do.

Sincerely,


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

Selected Financial Condition Data

                                                                             At December 31,
                                                    --------------------------------------------------------------
                                                       2003          2002         2001         2000          1999
                                                    --------      --------      --------      -------      -------
                                                                             (In Thousands)
Total assets                                        $104,753      $103,554      $102,361      $95,430      $94,525
Loans receivable, net
    Real estate                                       66,196        69,510        70,031       63,381       58,592
    Consumer and other                                 2,832         3,809         4,461        5,273        3,600
                                                    --------      --------      --------      -------      -------
    Total loans receivable, net                       69,028        73,319        74,492       69,104       62,192

Mortgage-backed securities                             1,627         2,684         4,205        6,025        7,806
Investments                                           13,627         7,697        10,189       11,518       14,916
Cash and cash equivalents                              3,431         5,252         9,183        6,251        4,986
Time Deposits in other financial institutions         12,273        10,892         1,399           --        2,585
Deposits                                              70,856        70,217        70,043       65,146       67,918
Stockholders' equity, substantially restricted        22,664        22,319        21,348       20,905       22,348

Summary of Operations

                                                                   Year Ended December 31,
                                            ---------------------------------------------------------------------
                                               2003           2002           2001           2000           1999
                                            ---------      ---------      ---------      ---------      ---------
                                                       (In Thousands, except earnings per share and
                                                                cash dividends per share amounts)
Interest income                             $   6,023      $   6,652      $   6,713      $   6,702      $   6,410
Interest expense                                2,366          2,736          3,465          3,301          3,010
                                            ---------      ---------      ---------      ---------      ---------
  Net interest income before provision
   for loan losses                              3,657          3,917          3,248          3,401          3,400
Provision for loan losses                          --             80             --             --             --
                                            ---------      ---------      ---------      ---------      ---------
  Net interest income after provision
   for loan losses                              3,657          3,837          3,248          3,401          3,400
                                            ---------      ---------      ---------      ---------      ---------
Non-interest income:
 Service charges and other fees                   209            218            258            181            162
 Other income                                     196            183            198            166             51
                                            ---------      ---------      ---------      ---------      ---------
  Total non-interest income                       404            401            456            347            213
Non-interest expense:
 Salaries and employee benefits                 1,179          1,143          1,009            892            811
 Premises and equipment                           159            207            126            131            117
 Other real estate expenses, net                    2             22              6              1              2
 Advertising                                       37             29             30             27             29
 Federal deposit insurance premiums                15             10             13             14             40
 Other                                            805            622            682            591            585
                                            ---------      ---------      ---------      ---------      ---------
  Total non-interest expense                    2,197          2,035          1,866          1,656          1,584
                                            ---------      ---------      ---------      ---------      ---------
Income before income taxes                      1,864          2,203          1,838          2,092          2,029
Income tax expense                                677            766            648            791            780
                                            ---------      ---------      ---------      ---------      ---------
 Net income                                 $   1,187      $   1,437      $   1,190      $   1,301      $   1,249
                                            =========      =========      =========      =========      =========

Earnings per share - basic                  $    0.31      $    0.38      $    0.32      $    0.34      $    0.30
                                            =========      =========      =========      =========      =========

Earnings per share - diluted                $    0.31      $    0.38      $    0.32      $    0.34      $    0.30
                                            =========      =========      =========      =========      =========

Cash dividends per share                    $     .56      $    0.50      $    0.40      $    0.40      $    0.40
                                            =========      =========      =========      =========      =========

All shares and earnings per share numbers have been restated for the stock split.

Financial Ratios and Other Data

                                                                      At or for the Year Ended December 31,
                                                          -------------------------------------------------------------
                                                           2003           2002        2001           2000         1999
                                                          ------        ------       ------         ------       ------
Equity to assets at year end                               21.64%        21.55%       20.85%         21.91%       23.64%
Net interest spread                                         2.99%         3.24%        2.42%          2.60%        2.61%
Net interest margin                                         3.58%         3.42%        3.44%          3.72%        3.72%
Return on average assets                                    1.10%         1.43%        1.23%          1.39%        1.39%
Return on average equity                                    5.14%         6.81%        5.80%          6.17%        5.49%
Stockholders' equity to average assets ratio               21.45%        22.19%       22.03%         22.40%       23.98%
Non-interest income to average assets ratio                 0.39%         0.40%        0.48%          0.35%        0.22%
Non-interest expense to average assets ratio                2.08%         2.02%        1.93%          1.64%        1.69%
Nonperforming loans to net loans                             .80%          .18%        1.30%          0.29%        0.01%
Nonperforming assets to total assets                         .53%          .12%        1.00%          0.21%        0.01%
Average interest-earning assets to
  average interest-bearing liabilities                    125.40%       126.21%      128.02%        131.21%      133.80%
Allowance for loan losses to
  net loans receivable                                      0.56%         0.55%        0.51%          0.59%        0.61%
Allowance for loan losses to
  nonperforming loans                                      69.65%        397.1%       41.61%            N/M          N/M

Net interest income to non-interest expense               166.48%       188.55%      174.03%        205.31%      214.71%

Number of full service offices                                  1             1            1              1            1

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

Comparison of Financial Condition

      Total assets increased $1.2 million, or 1.1%, to $104.8 million at December 31, 2003 from $103.6 million at December 31, 2002. Deposits increased by $639,000, or .1%, to $70.9 million at December 31, 2003 from $70.2 million at December 31, 2002. Cash and cash equivalents decreased by $1.8 million, or 34.7%, to $3.4 million at December 31, 2003 from $5.3 million at December 31, 2002. The Company had time deposits of $12.3 million in other financial institutions at the end of 2003. Investments (other than mortgage-backed securities) increased $6.9 million, or 80.7%, to $15.5 million at December 31, 2003 from $8.6 million at December 31, 2002. Net loans receivable decreased $4.3 million, or 5.9%, to $69.0 million at December 31, 2003 from $73.3 million at December 31, 2002. Mortgage-backed securities decreased $1.1 million, or 39.4%, to $1.6 million at December 31, 2003 from $2.7 million at December 31, 2002, due to payments of principal. There were no additional mortgage-backed securities purchased during the year as management sought shorter-term securities in the lower market interest rate environment.

      Stockholders' equity increased by $339,000, or 15.2%, to $22.7 million at December 31, 2003 from $22.3 million at December 31, 2002. The increase in stockholders' equity was due to net income of $1.2 million offset by cash dividends of $800,800 paid to stockholders.

Results of Operations

      General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of mortgage loans, home equity loans, consumer loans, mortgage-backed securities, investment securities and other investments, and the interest paid on interest-bearing liabilities, consisting of savings deposits, FHLB advances and, to a lesser extent, public funds. The Company had net income of $1.2 million for the year ended December 31, 2003 compared to $1.4 million, and $1.2 million, for the years ended December 31, 2002, and 2001, respectively.

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

                                                                              Years Ended December 31,
                                              ------------------------------------------------------------------------------------
                                                          2003 vs 2002                                     2002 vs 2001
                                              ---------------------------------------      ---------------------------------------
                                                      Increase/                                   Increase/
                                                     (Decrease)                                  (Decrease)
                                                       Due to                Total                 Due to                  Total
                                              -----------------------       Increase       -----------------------       Increase
                                               Volume          Rate        (Decrease)       Volume          Rate        (Decrease)
                                              --------       --------      ----------      --------       --------      ----------
                                                          (In Thousands)                                (In Thousands)
Interest income:
   Investment securities                           165          ($113)      $     52            212          ($ 32)      $    180
   Loans receivable, net                          (405)          (410)          (815)           182           (158)            24
   Mortgage-backed securities                      (77)           (24)          (101)          (105)           (24)          (129)
   Other interest earning assets                   185             59            244            (40)          (122)          (162)
                                              --------       --------       --------       --------       --------       --------
      Total interest-earning assets              ($132)         ($488)         ($620)      $    249          ($336)          ($87)
                                              --------       --------       --------       --------       --------       --------

Interest-bearing liabilities:
   Deposits                                        111           (475)          (364)            82           (872)          (790)
   Borrowings                                       --             (6)            (6)           103            (42)            61
                                              --------       --------       --------       --------       --------       --------
      Total interest-bearing liabilities      $    111          ($481)         ($370)      $    185          ($914)         ($729)
                                              --------       --------       --------       --------       --------       --------

Net change in interest income:                   ($243)           ($7)         ($250)      $     64       $    578       $    642
                                              ========       ========       ========       ========       ========       ========

Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002.

      Interest Income. Total interest income decreased $629,000 or 9.5% to $6.0 million for the year ended December 31, 2003 from $6.7 million for the year ended December 31, 2002. The decrease in interest income resulted primarily from the decrease in market interest rates on interest-earning assets and a decrease in the volume of the Company's interest-earning assets. Average interest-earning assets increased by $3.8 million to $102.1 million from $98.3 million, due to the movement of cash into interest earning investments in 2003. The increase in average interest-earning assets resulted primarily from an increase of $7.2 million, or 74.6%, in the average balance of other interest earning assets and an increase in the average balance in investment securities of $3.5 million or 35.3% to $13.8 million for the year ended December 31, 2003 compared to $10.2 million for the year ended December 31, 2002, offset by a decrease of $1.3 million or 38.2% in average balance of mortgage-backed securities, and a $5.6 million, or 7.5%, decrease in the average balance of net loans receivable.

      Interest income on loans receivable decreased by $821,000, or 14.5%, to $4.9 million for the year ended December 31, 2003 from $5.7 million for the year ended December 31, 2002. This decrease in interest income was the result of a net decrease in average loans outstanding for 2003 as compared to 2002, due to decreased loan originations and increased loan repayments. The average yield on the loan portfolio decreased to 7.00% for the year ended December 31, 2003 from 7.57% for the year ended December 31, 2002. The Company's use of a lagging index for its adjustable rate loans, as well as the lower rate environment, caused the overall yield on the loan portfolio to decrease in 2003 compared to 2002. Interest income on mortgage-backed securities decreased by $94,000, or 45.1%, to $115,000. This decrease in interest income resulted from a decrease in average mortgage-backed securities outstanding of $1.3 million, or 38.2% in 2003 and a decrease in average yield on mortgage-backed securities to 5.59% from 6.35% for the years ended December 31, 2003 and 2002, respectively, due to lower market interest rates.

      Interest Expense. Total interest expense decreased by $370,000, or 13.5%, to $2.4 million for the year ended

December 31, 2003 from $2.7 million for the year ended December 31, 2002. The decrease in interest expense was the result of a decrease in the average cost of funds to 2.60% from 3.27% on deposits during 2003 compared to 2002, due to a lower interest rate environment in 2003 compared to 2002. The average cost of borrowings decreased by 6 basis points to 5.17% for 2003 compared to 5.23% for 2002.

      Provision for Loan Losses. The Company maintains an allowance for loan losses based upon management's evaluation of risks in the loan portfolio, the Company's past loan loss experience, and current and expected future economic conditions. The Company had no provision for loan losses for the year ended December 31, 2003 and 2001, and $80,000 in provisions in the year ended December 31, 2002. Management believes that it has maintained its allowance for loan losses at a level that is adequate to provide for probable loan losses, although there can be no assurance that such losses will not exceed estimated amounts.

A summary of the allowance for loan losses follows:

                                                                December 31
                                                -------------------------------------------
                                                   2003             2002             2001
                                                   ----             ----             ----
      Balance beginning of year                 $ 404,008        $ 378,188        $ 403,485
      Charge offs:
           Residential                                 --          (60,235)              --
           Auto loans                             (26,092)         (12,303)          (4,363)
           Other                                  (13,611)          (5,216)         (21,007)
                                                -------------------------------------------
                                                  (39,703)         (77,754)         (25,370)
                                                -------------------------------------------
      Recoveries:
           Residential                                 --               --               --
           Other                                   18,775           23,574               74
                                                -------------------------------------------

                                                       --               --               --
                                                -------------------------------------------

      Net charge-offs                             (20,928)         (54,180)         (25,296)
                                                -------------------------------------------

      Additions charged to operations                  --           80,000               --
                                                -------------------------------------------

      Balance end of year                       $ 383,080        $ 404,008        $ 378,188
                                                ===========================================

      Ratio of net charge-offs during
      the period to average loans
      outstanding during the period                   .06%             .07%             .04%
                                                ===========================================

      The allocation of the allowance for loan losses follows:

                                                             December 31
                                                  ------------------------------------
                                                    2003          2002          2001
                                                    ----          ----          ----
      Balance at end of period applicable to

           Real Estate                            $344,800      $363,599      $340,369
           Consumer                                 38,280        40,409        37,819
                                                  ------------------------------------
           Total                                  $383,080      $404,008      $378,188
                                                  ====================================

      Net Interest Income. Net interest income decreased by $260,000 or 6.6% to $3.7 million for the year ended December 31, 2003 from $3.9 million for the year ended December 31, 2002. The principal reason net interest income decreased was that the Company's interest rate spread decreased to 2.99% for 2003 compared to 3.24% for 2002.

      Non-interest Income. Non-interest income increased by $3,000, or .7%, to $404,000 for the year ended December 31, 2003, from $401,000 for the same period ended December 31, 2002. The increase in non-interest income was due to increased fee income on loan modifications and deposits.

      Non-interest Expense. Non-interest expense increased by $162,000, or 8.0%, to $2.2 million for the year ended December 31, 2003 from $2.0 million for the year ended December 31, 2002. Non-interest expense consists primarily of salaries and employee benefits, premises and occupancy costs, furniture and equipment expense, data processing expense, SAIF deposit insurance premiums and stock related expenses. Salaries and employee benefits increased $36,000 or 3.1% to $1.2 million for the year ended December 31, 2003 compared to $1.1 million for the year ended December 2002, due to normal annual salary adjustments. Office property and equipment decreased $49,000 or 23.4% due to decreased depreciation taken on equipment, Data processing expenses increased $46,000 or 28.3% to $207,000 for the year ended December 31, 2003 compared to $161,000 for the same period ended 2002. The increase in data processing was due to the Bank adding internet banking services to its list of services offered.

      Income Taxes. Income tax expense decreased by $88,000, or 11.5%, to $678,000 for the year ended December 31, 2003 from $766,000 for the same period in 2002. The effective tax rate for 2003 was 36.4% compared to 34.8% for 2002.

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

      Provision for Loan Losses. The Company maintains an allowance for loan losses based upon management's evaluation of risks in the loan portfolio, the Company's past loan loss experience, and current and expected future economic conditions. The Company had $80,000 in provision for loan losses for the year ended December 31, 2002, and no provision in the year ended December 31, 2001. Management believes that it has maintained its allowance for loan losses at a level that is adequate to provide for probable loan losses, although there can be no assurance that such losses will not exceed estimated amounts.

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

Contractual Obligations and Commitments

      As disclosed in the Notes to Consolidated Financial Statements, the Company has certain obligations and commitments to make future payments under contract. At December 31, 2003 the aggregate contractual obligations and commitments were as follows:

                                                       Payments Due by Period
-----------------------------------------------------------------------------------------------------------
Contractual Obligations                          Less than           1-3             4-5            After 5
  (In Thousands)                  Total            1 Year           Years           Years            Years
-------------------------        -------         ---------         -------          ------          -------
Total borrowings                 $ 9,700          $ 1,500          $ 2,000          $   --          $6,200

Certificate of deposits          $46,970          $19,030          $24,660          $3,211          $   69

                                             Amount of Commitment - Expiration by Period
-----------------------------------------------------------------------------------------------------------

Commitment                                       Less than           1-3             4-5            After 5
  (In Thousands)                  Total            1 Year           Years           Years            Years
-------------------------        -------         ---------         -------          ------          -------
Commitment to lend               $   239          $   239          $    --          $   --          $   --

Market Risk Management

      Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Company's net interest income or the economic value of its portfolio of assets, liabilities, and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how those exposures were managed in 2003 have changed when compared to 2002. Market risk limits have been established by the Board of Directors based on the Company's tolerance for risk.

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

      The following table sets forth the present value estimates for major categories of financial instruments of the Company at September 30, 2003, as calculated by the OTS NPV Model. The table shows the present value of the instruments under rate shock scenarios of -100 basis points to +300 basis points in increments of 100 basis points. OTS has suppressed all model outputs associated with the -300 bps scenario because of the abnormally low prevailing interest rate environment. As illustrated in the table, the Company's NPV is more sensitive in a rising rate scenario than in a falling rate scenario. As market rates increase, the market value of the Company's large portfolio of mortgage loans and securities declines significantly and prepayments slow. As interest rates decrease, the market value of mortgage loans and mortgage-backed securities increase less dramatically due to prepayment risk, periodic rate caps, and other embedded options.

Actual changes in market value will differ from estimated changes in this table due to various risks and uncertainties.

                Present Value Estimates by Interest Rate Scenario
                          Calculated at September 2003

                                  -300 bp     -200 bp      -100 bp         0 bp          +100 bp          +200 bp         +300 bp
                                  -------     -------      -------       --------        --------        --------        --------
                                                                      (Dollars in Thousands)
Financial Instrument:
Mortgage loans and securities      $  --       $  --        70,611         69,282          67,283          64,902          62,379
Non-mortgage loans                    --          --         3,529          3,425           3,336           3,257           3,187
Cash, deposits and securities         --          --        33,901         33,273          32,428          31,543          30,634
Other assets                          --          --         2,260          2,718           3,218           3,687           4,140
                                   -----       -----       -------       --------        --------        --------        --------

Total assets                          --          --       111,132        109,529         107,089         104,205         101,144
                                   -----       -----       -------       --------        --------        --------        --------

Deposits                              --          --        74,556         73,860          73,185          72,525          71,881
Borrowings                            --          --        11,077         10,711          10,410          10,171           9,963
Other liabilities                     --          --         1,288          1,288           1,288           1,288           1,288
                                   -----       -----       -------       --------        --------        --------        --------

Total liabilities                     --          --        86,921         85,859          84,883          83,984          83,132
Commitments                                       --            27              9             (31)            (65)            (96)
                                   -----       -----       -------       --------        --------        --------        --------

Net portfolio value                $  --       $  --        24,237         23,679          22,175          20,157          17,917
                                   =====       =====       =======       ========        ========        ========        ========

Net portfolio value ratio           0.00%       0.00%        21.81%         21.62%          20.71%          19.34%          17.71%
                                   =====       =====       =======       ========        ========        ========        ========

NPV minimum board limit             0.00%       0.00%        21.00%         20.00%          19.00%          18.00%          17.00%
                                   =====       =====       =======       ========        ========        ========        ========

Liquidity and Capital Resources

      The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset and liability management objectives.

      The Company's primary sources of funds are deposits, amortization and repayment of loans and mortgage-backed securities, maturities of investment securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short-term interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2003, $7.8 million, or 24.6%, of the Company's investment portfolio (including cash, deposits in other financial institutions, FHLB stock, Bankers Bank stock and securities) was scheduled to mature in one year or less, $15.7 million, or 49.5%, was scheduled to mature in one to five years, and $8.2 million, or 25.9% was scheduled to mature in over five years. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Consolidated Financial Statements.

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

      At December 31, 2003, the Company had core capital of $22.6 million, or 21.6% of adjusted total assets, which was approximately $18.1million above the minimum requirements of 4.0% of adjusted total assets in effect on that date. On December 31, 2003, the Company had risk-based capital of $22.9 million (including $22.6 million in core capital), or 48.8% of risk-weighted assets. This amount was $19.2 million above the 8% requirement in effect on that date. The Company is presently in compliance with the fully phased-in capital requirements.

      At December 31, 2003, the Company had outstanding loan commitments of $239,100. This amount does not include $1.2 million of the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year as of December 31, 2003 totaled $19.0 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

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

Recently Issued and Adopted Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and applies to all entities. The statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It applies to legal obligations associated with the retirement of tangible long-lived assets and that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligation of lessees. The Company adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements.

      In August, 2001, the FASB issued Statement of Financial Accounting Standards SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions then were included under the previous standards. The Company adopted SFAS No. 144 on January 1, 2002. The effects of implementation were immaterial.

      In April 2002, the FASB issued Statement of Financial Accounting Standards SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."("SFAS No. 145') SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of the Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." Finally, SFAS 145 amends FASB Statement No. 13, "Accounting for Leases," to eliminate inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 are to be applied in fiscal years beginning after May 15, 2002 (January 1, 2003 for the Company) with any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item being reclassified. The provisions of SFAS 145 related to FASB Statement No. 13 that relate to modifications of a capital lease that make it an operating lease became effective for transactions occurring after May 15, 2002. The Company adopted this standard on January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Company's financial statements.

      In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." ("SFAS 146") SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". (EITF Issue 94-3") One of the principal differences between SFAS 146 and EITF Issue 94-3 pertains to the criteria for recognizing a liability for exit or disposal costs. Under EITF Issue 94-3, liability for such costs was recognized as of the date of an entity's commitment to an exit plan. Pursuant so SFAS146, a liability is recorded as of the date an obligation is incurred. SFAS 146 requires that an exit or disposal liability be initially measured at fair value. Provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted this standard on January 1, 2003. The adoption of SFAS 146 did not have a material effect on the Company's financial statements.

      In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions". SFAS 147 removes acquisitions of financial institution from the scope of both SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FIN 9 and requires that those transactions be accounted for in accordance with SFAS 141 and 142. Thus, the requirement to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 147. Entities with previously recognized unidentifiable intangible assets that are still amortizing them in accordance with SFAS 72 must, effective the latter of the date of acquisition or the full adoption of SFAS 142, reclassify those intangible assets to goodwill and terminate amortization of them. The Company adopted SFAS 147 on October 1, 2002 and the adoption resulted in no reclassification or revisions to prior period financial statements.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 21 of these consolidated financial statements. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payment will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company Adopted the disclosure requirements of FIN 45 at December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide new guidance concerning transition when an entity changes from the intrinsic value method to the fair value method of accounting for employee stock-based compensation cost. As amended by SFAS 148, SFAS 123 now also requires additional information to be disclosed regarding such costs in annual financial statements and in condensed interim statements of public companies. In general, the new transition requirements are effective for financial statements for fiscal years after December 15, 2002. Earlier application is permitted if statements for a fiscal year ending December 15, 2002 have not yet been issued as of December 2002. Interim disclosures are required for reports containing financial statements for periods beginning after December 15, 2002. The Company accounts for stock-based compensation using the intrinsic method under ABP 25 and plans to continue to do so while providing the disclosures provided for in SFAS 123. The Company adopted the annual disclosure requirements for SFAS 148 for purposes of it December 31, 2002 consolidated financial statements and adopted the interim disclosures requirement of SFAS 148 beginning with its interim financial statements for the period ended March 31, 2003.

      In January, 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities" and, in December 2003, issued Revised Interpretation No. 46 (FIN 46R), "Consolidation of Variable Interest Entities," which replaced FIN 46. The Company adopted the disclosure provisions of FIN 46 effective December 31, 2002. On

February 1, 2003, the Company adopted the recognition and measurement of provisions of FIN 46 for variable interest entities (VIE's) formed after January 31, 2003, and, on December 31, 2003, the Company adopted FIN 46R. The Company has no newly formed variable interest entity subject to the provisions of FIN
46. The adoption of FIN 46 and FIN 46R did not have a material effect on the consolidated financial statements of the Company.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends Statement 133 for decisions made (1) as part of the Derivates Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in particular, the meaning of "an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors," the meaning of "underlying," and the characteristics of a derivative that contains financing components. FASB 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 on July 1, 2003 and such adoption did not have a material effect on its financial position or results of operations.

      In May 2003, the FASB issued Statement No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. On October 29, 2003, the FASB voted to defer for an indefinite period the application of the guidance in FAS 150, to non-controlling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability on the parent's financial statements. The adoption of the sections of this Statement that have not been deferred did not have a significant impact on the Company's financial condition or results of operation. The section noted above that has been deferred indefinitely is not expected to have a significant impact on the Company's financial condition or results of operations.

      The American Institute of Certified Public Accountants ("AICPA") has issued a Statement of Position ("SOP") "Accounting for Certain Loans or Debt Securities Acquired in a Transfer". The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. It includes such loans acquired in purchase business combinations and would apply to all enterprises. The SOP limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected future principle and interest cash flows (expected future cash flows) over the investor's initial investment in the loan. The implementation of this SOP is not expected to have a material effect on the financial statements.

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

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES

                        Consolidated Financial Statements

                           December 31, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Board of Directors
Webster City Federal Bancorp
Webster City, Iowa:

We have audited the accompanying consolidated balance sheets of Webster City Federal Bancorp and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Webster City Federal Bancorp and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

                          (insert electronic signature)

Des Moines, Iowa
January 16, 2004

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 2003 and 2002

                              Assets                                            2003                2002
                                                                            -------------       -------------
Cash and cash equivalents                                                   $   3,430,915           5,251,946
Time deposits in other financial institutions                                  12,273,000          10,892,000
Securities available-for-sale (note 2)                                         13,627,119           7,697,110
Securities held-to-maturity (market value of $3,566,728
     $3,646,401 at December 31, 2003 and  2002, respectectively)                3,478,632           3,553,789
Loans receivable, net (notes 3, 4, and 7)                                      69,028,234          73,319,065
Federal Home Loan Bank (FHLB) stock, at cost                                      555,400             704,900
Bankers Bank stock, at cost                                                       147,500                  --
Office property and equipment, net (note 5)                                       692,976             726,135
Deferred taxes on income (note 8)                                                 339,000             242,000
Accrued interest receivable (notes 2 and 3)                                       498,603             630,779
Prepaid expenses and other assets                                                 681,154             536,457
                                                                            -------------       -------------
                      Total assets                                          $ 104,752,533         103,554,181
                                                                            =============       =============

Liabilities and Stockholders' Equity
Deposits (note 6)                                                           $  70,855,734          70,216,797
FHLB advances (note 7)                                                          9,700,000           9,700,000
Advance payments by borrowers for taxes and insurance                             314,758             306,386
Accrued interest payable (note 6)                                                  30,295              42,491
Current income taxes payable (note 8)                                              76,611              83,374
Accrued expenses and other liabilities (note 9)                                 1,117,061             886,331
                                                                            -------------       -------------
                      Total liabilities                                        82,094,459          81,235,379
                                                                            -------------       -------------

     Serial preferred stock, $0.10 par value
        Authorized 10,000,000 shares; issued none                                      --                  --
     Common stock, $0.10 par value. Authorized 20,000,000 shares;
        issued 4,301,228 and 3,772,372 shares outstanding in 2003, and authorized 20,000,000 shares, 4,301,228 issued and
        3,776,752 outstanding in 2002                                             430,123             430,123
     Additional paid-in capital                                                 9,439,592           9,252,233
     Retained earnings, substantially restricted                               16,627,337          16,456,391
     Accumulated other comprehnsive income                                         42,400              60,994
     Treasury stock, 528,856 shares in 2003 and 524,476 shares in 2002         (3,881,378)         (3,880,939)
                                                                            -------------       -------------
                      Total stockholders' equity                               22,658,074          22,318,802

                                                                            -------------       -------------
                      Total liabilities and stockholders' equity            $ 104,752,533         103,554,181
                                                                            =============       =============


See accompanying notes to consolidated financial statements.

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES
                      Consolidated Statements of Operations
                  Years ended December 31, 2003, 2002, and 2001

                                                                 2003             2002             2001
                                                             -----------      -----------      -----------
Interest income:
     Loans receivable                                        $ 4,858,953        5,680,253        5,632,220
     Mortgage-backed and related securities                      115,036          209,508          343,953
     Investment securities                                       594,141          551,526          363,564
     Other interest earning assets                               454,785          210,937          372,775
                                                             -----------      -----------      -----------
                    Total interest income                      6,022,915        6,652,224        6,712,512
                                                             -----------      -----------      -----------
Interest expense:
     Deposits (note 6)                                         1,864,597        2,228,773        3,018,904
     FHLB advances (note 7)                                      501,354          506,894          445,726
                                                             -----------      -----------      -----------
                    Total interest expense                     2,365,951        2,735,667        3,464,630
                                                             -----------      -----------      -----------
                    Net interest income                        3,656,964        3,916,557        3,247,882
Provision for losses on loans (note 4)                                --           80,000               --
                                                             -----------      -----------      -----------
                    Net interest income after provision
                       for losses on loans                     3,656,964        3,836,557        3,247,882
                                                             -----------      -----------      -----------
Noninterest income:
     Fees and service charges                                    208,664          218,928          258,423
     Other                                                       195,616          182,504          197,870
                                                             -----------      -----------      -----------
                    Total noninterest income                     404,280          401,432          456,293
                                                             -----------      -----------      -----------
Noninterest expense:
     Compensation, payroll taxes,
         and employee benefits (note 9)                        1,179,121        1,143,193        1,008,798
     Advertising                                                  37,167           28,995           29,622
     Office property and equipment                               159,094          207,666          126,593
     Federal insurance premiums                                   15,473           10,214           12,749
     Data processing services                                    206,942          161,336          132,739
     Other real estate expenses, net                               2,429           22,237            6,487
     Other                                                       596,430          461,054          549,288
                                                             -----------      -----------      -----------
                    Total noninterest expense                  2,196,656        2,034,695        1,866,276
                                                             -----------      -----------      -----------
                    Earnings before taxes on income            1,864,588        2,203,294        1,837,899
Taxes on income (note 8)                                         678,000          766,000          648,000
                                                             -----------      -----------      -----------
                    Net earnings                             $ 1,186,588        1,437,294        1,189,899
                                                             ===========      ===========      ===========
Earnings per share - basic (note 1)                          $      0.31             0.38             0.32
Earnings per share - diluted (note 1)                               0.31             0.38             0.32

See accompanying notes to consolidated financial statements.

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
                  Years ended December 31, 2003, 2002, and 2001

                                                                                                        Accumulated
                                                                            Additional                     other
                                                Common        Treasury       paid-in       Retained    comprehensive
                                                 stock         stock         capital       earnings     income (loss)      Total
                                              -----------   -----------    -----------    -----------   -------------   -----------
Balance at December 31, 2000                      212,222    (3,547,576)     9,093,681     15,181,410        (34,833)    20,904,904
Comprehensive income:
    Net income                                         --            --             --      1,189,899             --      1,189,899
    Unrealized gain on securities
         available-for-sale                            --            --             --             --         58,001         58,001
                                              -----------   -----------    -----------    -----------    -----------    -----------
           Total comprehensive income                  --            --             --      1,189,899         58,001      1,247,900
                                              -----------   -----------    -----------    -----------    -----------    -----------
Exercise of options (11,170 shares)                 1,117            --        149,315             --             --        150,432
Repurchase of common stock
     (23,100 shares)                                   --      (333,363)            --             --             --       (333,363)
Dividends paid on common stock                         --            --             --       (621,573)            --       (621,573)
                                              -----------   -----------    -----------    -----------    -----------    -----------
Balance at December 31, 2001                  $   213,339    (3,880,939)     9,242,996     15,749,736         23,168     21,348,300
Comprehensive income:
    Net income                                         --            --             --      1,437,294             --      1,437,294
    Unrealized gain on securities
         available-for-sale                            --            --             --             --         37,826         37,826
                                              -----------   -----------    -----------    -----------    -----------    -----------
           Total comprehensive income                  --            --             --      1,437,294         37,826      1,475,120
                                              -----------   -----------    -----------    -----------    -----------    -----------
Exercise of options (19,316 shares)                 1,722            --        224,299             --             --        226,021
Dividends paid on common stock                         --            --             --       (730,639)            --       (730,639)
                                              -----------   -----------    -----------    -----------    -----------    -----------
Balance at December 31, 2002                  $   215,061    (3,880,939)     9,467,295     16,456,391         60,994     22,318,802
                                              -----------   -----------    -----------    -----------    -----------    -----------
Comprehensive income:
    Net income                                         --            --             --      1,186,588             --      1,186,588
    Unrealized loss on securities
         available-for-sale                            --            --             --             --        (18,594)       (18,594)
                                              -----------   -----------    -----------    -----------    -----------    -----------
           Total comprehensive income                  --            --             --      1,186,588        (18,594)     1,167,994
                                              -----------   -----------    -----------    -----------    -----------    -----------
Exercise of options adjustment
     (2,190 Shares)                                   220          (439)       (27,703)            --             --        (27,922)
Stock split                                       214,842            --             --       (214,842)            --             --
Dividends paid on common stock                         --            --             --       (800,800)            --       (800,800)
                                              -----------   -----------    -----------    -----------    -----------    -----------
Balance at December 31, 2003                  $   430,123    (3,881,378)     9,439,592     16,627,337         42,400     22,658,074
                                              ===========   ===========    ===========    ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

                  WEBSTER CITY FEDERAL BANCORP AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                        Years ended 2003, 2002, and 2001

                                                                                           2003            2002            2001
                                                                                       ------------    ------------    ------------
Cash flows from operating activities:
     Net earnings                                                                      $  1,186,588       1,437,294       1,189,899
                                                                                       ------------    ------------    ------------
     Adjustments to reconcile net earnings to
        net cash provided by operating activities:
           Depreciation and amortization                                                     91,424         210,262          65,236
           Provision for losses on loans                                                         --          80,000              --
           Loss on sale of fixed assets                                                          --           8,745              --
           Change in:
              Deferred taxes on income                                                      (97,000)        (78,000)        (14,000)
              Accrued interest receivable                                                   132,176         (62,210)        101,810
              Prepaid expenses and other assets                                            (144,697)       (275,506)        (70,636)
              Accrued interest payable                                                      (12,196)        (10,963)          2,599
              Accrued expenses and other liabilities                                        224,746          91,893          73,280
              Current income taxes payable                                                   (6,763)         25,265           2,310
                                                                                       ------------    ------------    ------------
                 Total adjustments                                                          187,690         (10,514)        160,599
                                                                                       ------------    ------------    ------------
                 Net cash provided by operating activities                                1,374,278       1,426,780       1,350,498
                                                                                       ------------    ------------    ------------
Cash flows from investing activities:
     Proceeds from maturity of time deposits in other financial
        institutions                                                                      4,762,000       6,500,000              --
     Proceeds from the maturity of investment securities
        available-for-sale                                                               13,028,897              --       9,550,000
     Purchase of investment securities available-for-sale                               (18,977,500)     (3,983,275)     (8,155,235)
     Purchase of investment securities held to maturity                                    (977,606)       (500,000)             --
     Purchase of time deposits                                                           (6,143,000)     (9,493,000)     (1,399,000)
     Principal collected on mortgage-backed securities                                    1,052,763       1,509,229       1,806,728
     Net change in loans receivable                                                       4,279,545       1,092,469      (5,387,668)
     Sale (purchase) of FHLB stock                                                          149,500         (91,700)             --
     Purchase of Bankers Bank stock                                                        (147,500)             --              --
     Purchase of office property and equipment                                              (40,995)         (3,275)       (438,477)
                                                                                       ------------    ------------    ------------
                 Net cash used in investing activities                                   (3,013,896)     (4,969,552)     (4,023,652)
                                                                                       ------------    ------------    ------------
Cash flows from financing activities:
     Net change in deposits                                                                 638,937         174,207       4,896,781
     Net increase in advance payments
        by borrowers for taxes and insurance                                                  8,372         (31,781)         21,401
     Proceeds from FHLB advance                                                                  --              --       1,500,000
     Repurchase of common stock                                                                  --              --        (333,363)
     Stock options                                                                          (27,922)        199,716         142,417
     Dividends paid                                                                        (800,800)       (730,639)       (621,573)
                                                                                       ------------    ------------    ------------
                 Net cash (used in) provided by financing activities                       (181,413)       (388,497)      5,605,663
                                                                                       ------------    ------------    ------------
                 Net (decrease) increase in cash and cash
                    equivalents                                                          (1,821,031)     (3,931,269)      2,932,509
Cash and cash equivalents at beginning of year                                            5,251,946       9,183,215       6,250,706
                                                                                       ------------    ------------    ------------
Cash and cash equivalents at end of year                                               $  3,430,915       5,251,946       9,183,215
                                                                                       ============    ============    ============
Supplemental disclosures of cash flow information:

Cash paid during the year for:
        Interest                                                                       $  2,378,147       2,815,388       3,462,031
        Taxes on income                                                                     771,240         852,477         659,846

See accompanying notes to consolidated financial statements.

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

      (b)   Principles of Consolidation

            The consolidated financial statements include the accounts of Webster City Federal Bancorp, Security Title and Abstract, Inc., Webster City Federal Savings Bank, and the Bank's wholly owned subsidiary, WCF Service Corporation, which is engaged in the sales of mortgage life and credit life insurance to the Bank's loan customers. All material inter-company accounts and transactions have been eliminated.

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

            Earnings per share-basic for 2003 is computed using the 3,776,752 weighted average common shares outstanding for the year, net of 524,476 weighted average treasury shares and divided into the net earnings of $1,186,588. Earnings per share-diluted for 2003 is computed using the 3,776,752 weighted average common shares outstanding and adding the dilutive effect of stock options totaling 2,882 shares and divided into the net earnings of $1,186,588.

            All shares and earnings per share numbers have been restated for the stock split. Earnings per share-basic for 2002 is computed using the 3,763,568 weighted average common shares outstanding for the year, net of 262,238 weighted average treasury shares and divided into the net earnings of

                                                                     (Continued)

            $1,437,294. Earnings per share-diluted for 2002 is computed using the 3,763,568 weighted average common shares outstanding and adding the dilutive effect of stock options totaling 6,900 shares and divided into the net earnings of $1,437,294.

            All shares and earnings per share numbers have been restated for the stock split. Earnings per share-basic for 2001 is computed using the 3,737,538 weighted average common shares outstanding for the year, net of 508,462 weighted average treasury shares and divided into the net earnings of $1,189,899. Earnings per share-diluted for 2001 is computed using the 3,737,538 weighted average common shares outstanding and adding the dilutive effect of stock options totaling 5,513 shares and divided into the net earnings of $1,189,899.

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

                                                             2003               2002                2001
                                                        -------------      -------------      -------------
            Net income, as reported                     $   1,186,588          1,437,294          1,189,899
            Add stock-based employee
                 compensation expense included in
                 reported net income, net of tax                   --                 --                 --
            Deduct total stock-based employee
                 compensation expense determined
                 under fair-value-based method for
                 all rewards, net of tax                           --                 --                 --
                                                        -------------      -------------      -------------
                               Pro forma                $   1,186,588          1,437,294          1,189,899
                                                        =============      =============      =============
            Earnings per
                 share - basic    As reported           $        0.31               0.38               0.32
                                  Pro forma                      0.31               0.38               0.32
            Earnings per
                 share - diluted  As reported           $        0.31               0.38               0.32
                                  Pro forma                      0.31               0.38               0.32

            The Company provides pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1996 and subsequent years as if the fair-value-based method, which recognizes as expense over the vesting period the fair value of stock-based awards at the date of grant, had been applied. The impact of calculating compensation cost for stock options under SFAS 148 is reflected in the pro forma net income amounts presented above over the options' vesting period which was three years. There were no options granted in 2003, 2002, and 2001.

                                                                     (Continued)

      (e)   Cash and Cash Equivalents

            For the purpose of reporting cash flows, the Company includes cash and due from other financial institutions and time deposits in other financial institutions with original maturities of three months or less in cash and cash equivalents. Included as cash equivalents at December 31, 2003 and 2002, were interest-bearing deposits totaling $3,110,506 and $5,084,384, respectively.

      (f)   Securities

            Investment securities are classified based on the Company's intended holding period. Securities which the Company has the ability and positive intent to hold to maturity are classified as held-to-maturity. Securities held principally for the purpose of near-term sales are classified as trading. Securities which may be sold prior to maturity to meet liquidity needs, to respond to market changes, or to adjust the Company's asset-liability position are classified as available-for-sale. At December 31, 2003 and 2002, the Bank had no trading securities.

            Securities held-to-maturity are carried at cost, adjusted for amortization of premiums, and accretion of discounts. Trading securities are carried at fair value, with gains and losses, both realized and unrealized, included in operations. Securities available-for-sale are carried at fair value, with the aggregate unrealized gains or losses, net of the effect of taxes on income, reported as a component of stockholders' equity. Other than temporary unrealized losses are recorded in the consolidated statement of operations and a new cost basis is established for the security.

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

            Accrued interest receivable on loans which become more than ninety days in arrears are charged to an allowance which is established by a charge to interest income. Interest income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

            Under the Company's credit policies, all loans with interest more than ninety days in arrears and restructured loans are considered impaired loans. Loan impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate except, where

                                                                     (Continued)
            more practical, at the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

      (h)   Loan Origination Fees and Related Costs

            Mortgage loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is amortized using the interest method over the estimated life of the loan. Direct loan origination costs for other loans are expensed; as such costs are not material in amount.

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

                                                                     (Continued)

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

            o Bankers Bank stock - The value of Bankers Bank stock is equivalent to its carrying value because the stock is redeemable at par value.

            o Accrued interest receivable and accrued interest payable - The recorded amount of accrued interest receivable and accrued interest payable approximates fair value as a result of the short-term nature of the instruments.

            o Deposits - The fair value of deposits with no stated maturity, such as passbook, money market, non-interest bearing checking, and NOW accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

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

            o Limitations - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and,

                                                                     (Continued)
            therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

      (m) Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the presentation used in the 2003 consolidated financial statements.

      (n)   Recently Issued and Adopted Accounting Pronouncements

            In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and applies to all entities. The statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It applies to legal obligations associated with the retirement of tangible long-lived assets and that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligation of lessees. The Company adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements.

            In August, 2001, the FASB issued Statement of Financial Accounting Standards SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions then were included under the previous standards. The Company adopted SFAS No. 144 on January 1, 2002. The effects of implementation were immaterial.

            In April 2002, the FASB issued Statement of Financial Accounting Standards SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."("SFAS No. 145') SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of the Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." Finally, SFAS 145 amends FASB Statement No. 13, "Accounting for Leases," to eliminate inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 are to be applied in fiscal years beginning after May 15, 2002 (January 1, 2003 for the Company) with any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item being reclassified. The provisions of SFAS 145 related to FASB Statement No. 13 that relate to modifications of a capital lease that make it an operating lease became effective for transactions occurring after May 15, 2002. The Company adopted this standard on January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on the Company's financial statements.

                                                                     (Continued)

            In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." ("SFAS 146") SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". (EITF Issue 94-3") One of the principal differences between SFAS 146 and EITF Issue 94-3 pertains to the criteria for recognizing a liability for exit or disposal costs. Under EITF Issue 94-3, liability for such costs was recognized as of the date of an entity's commitment to an exit plan. Pursuant so SFAS146, a liability is recorded as of the date an obligation is incurred. SFAS 146 requires that an exit or disposal liability be initially measured at fair value. Provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted this standard on January 1, 2003. The adoption of SFAS 146 did not have a material effect on the Company's financial statements.

            In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions". SFAS 147 removes acquisitions of financial institution from the scope of both SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FIN 9 and requires that those transactions be accounted for in accordance with SFAS 141 and 142. Thus, the requirement to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 147. Entities with previously recognized unidentifiable intangible assets that are still amortizing them in accordance with SFAS 72 must, effective the latter of the date of acquisition or the full adoption of SFAS 142, reclassify those intangible assets to goodwill and terminate amortization of them. The Company adopted SFAS 147 on October 1, 2002 and the adoption resulted in no reclassification or revisions to prior period financial statements.

            In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"), which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 21 of these consolidated financial statements. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payment will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company Adopted the disclosure requirements of FIN 45 at December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

            In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide new guidance concerning transition when an entity changes from the intrinsic value method to the fair value method of accounting for employee stock-based compensation cost. As amended by SFAS 148, SFAS 123 now also requires additional information to be disclosed regarding such costs in annual financial statements and in condensed interim statements of public companies. In general, the new transition requirements are effective for financial statements for fiscal years after December 15,

                                                                     (Continued)

            2002. Earlier application is permitted if statements for a fiscal year ending December 15, 2002 have not yet been issued as of December 2002. Interim disclosures are required for reports containing financial statements for periods beginning after December 15, 2002. The Company accounts for stock-based compensation using the intrinsic method under ABP 25 and plans to continue to do so while providing the disclosures provided for in SFAS 123. The Company adopted the annual disclosure requirements for SFAS 148 for purposes of it December 31, 2002 consolidated financial statements and adopted the interim disclosures requirement of SFAS 148 beginning with its interim financial statements for the period ended March 31, 2003.

            In January, 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities" and, in December 2003, issued Revised Interpretation No. 46 (FIN 46R), "Consolidation of Variable Interest Entities," which replaced FIN 46. The Company adopted the disclosure provisions of FIN 46 effective December 31, 2002. On February 1, 2003, the Company adopted the recognition and measurement of provisions of FIN 46 for variable interest entities (VIE's) formed after January 31, 2003, and, on December 31, 2003, the Company adopted FIN 46R. The Company has no newly formed variable interest entity subject to the provisions of FIN 46. The adoption of FIN 46 and FIN 46R did not have a material effect on the consolidated financial statements of the Company.

            In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends Statement 133 for decisions made (1) as part of the Derivates Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in particular, the meaning of "an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors," the meaning of "underlying," and the characteristics of a derivative that contains financing components. FASB 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 on July 1, 2003 and such adoption did not have a material effect on its financial position or results of operations.

            In May 2003, the FASB issued Statement No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. On October 29, 2003, the FASB voted to defer for an indefinite period the application of the guidance in FAS 150, to non-controlling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability on the parent's financial statements. The adoption of the sections of this Statement that have not been deferred did not have a significant impact on the Company's financial condition or results of operation. The section noted above that has been deferred indefinitely is not expected to have a significant impact on the Company's financial condition or results of operations.

            The American Institute of Certified Public Accountants ("AICPA") has issued a Statement of Position ("SOP") "Accounting for Certain Loans or Debt Securities Acquired in a Transfer". The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. It includes such loans acquired in purchase business combinations and would apply to all enterprises. The SOP

                                                                     (Continued)
            limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected future principle and interest cash flows (expected future cash flows) over the investor's initial investment in the loan. The implementation of this SOP is not expected to have a material effect on the financial statements.

(2)   Securities Available-for-Sale and Held-to-Maturity

      Securities available-for-sale at December 31, 2003 and 2002 were as follows:

                                                   Gross          Gross         Estimated
                                Amortized       unrealized     unrealized         fair
           Description            cost             gains         losses           value
           -----------         -----------      ----------     ----------      ----------
      2003:
           U.S. agency
               securities      $11,462,141         31,613          20,676      11,473,078
           Corporate             2,097,399         57,948           1,306       2,154,041
                               -----------        -------      ----------      ----------
                               $13,559,540         89,561          21,982      13,627,119
                               ===========        =======      ==========      ==========
      2002:
           U.S. agency
               securities      $ 2,000,000         31,600              --       2,031,600
           Corporate             5,600,000         72,110           6,600       5,665,510
                               -----------        -------      ----------      ----------
                               $ 7,600,000        103,710           6,600       7,697,110
                               ===========        =======      ==========      ==========

                                                                     (Continued)

        Securities held-to-maturity at December 31, 2003 and 2002 were as follows:

                                                         Gross           Gross
                                        Amortized      unrealized      unrealized      Estimated
            Description                   cost           gains           losses        fair value
            -----------                ----------      ----------      ----------      ----------
2003:
     Municipal bonds                   $1,851,330          60,913          12,496       1,899,747
     Mortgage-backed
         securities:
            Federal National
                Mortgage
                Association
                (FNMA)                    424,325          15,346              --         439,671
            Government
                National Mortgage
                Association               905,301           4,071           7,175         902,197
                (GNMA)
            Federal Home Loan
                Mortgage
                Corporation
                (FHLMC)                   297,676          27,437              --         325,113
                                       ----------      ----------      ----------      ----------
                                       $3,478,632         107,767          19,671       3,566,728
                                       ==========      ==========      ==========      ==========
2002:
     Municipal bonds                   $  869,860           1,620              --         871,480
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
                                       ==========      ==========      ==========      ==========

                                                                     (Continued)

      The amortized cost and estimated fair value of securities held-to-maturity and securities available-for-sale at December 31, 2003 are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                       Held-to-Maturity                Available-for-Sale
                                  --------------------------      --------------------------
                                   Amortized       Estimated      Amortized        Estimated
                                     cost         fair value         cost         fair value
                                  ----------      ----------      ----------      ----------
Due in one year or less           $       --              --              --              --
Due after one year
     through five years              125,000         125,926       6,996,133       7,051,729
Due after five years,
     but less than ten years         760,373         769,719       5,568,075       5,581,953
Due after ten years                  965,957       1,004,102         995,332         993,437
Mortgage-backed and
     related securities            1,627,302       1,666,981              --              --
                                  ----------      ----------      ----------      ----------
                                  $3,478,632       3,566,728      13,559,540      13,627,119
                                  ==========      ==========      ==========      ==========

      There were no sales of securities held-to-maturity during the years ended December 31, 2003, 2002, and 2001. There were no sales of securities available-for-sale during the years ended December 31, 2003, 2002 and 2001.

      At December 31, 2003 and 2002, accrued interest receivable for securities available-for-sale and securities held-to-maturity totaled $161,448 and $185,276, respectively.

      The following table summarizes the amount of unrealized losses, defined as the amount by which the amortized cost exceeds fair value, and the related fair value of investments with unrealized losses in the Company's securities portfolios of December 31, 2003. The investments were segregated into two categories: those that have been in continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for twelve or more moths. The reference point for determining how long an investment was in an unrealized loss position was December 31, 2003.

                                                Less than 12 months           12 months or longer                   Total
                                            --------------------------      ------------------------     --------------------------
                                                            Unrealized                    Unrealized                     Unrealized
Description of Securities                   Fair Value        Losses        Fair Value      Losses       Fair Value        Losses
                                            ----------      ----------      ----------    ----------     ----------      ----------
Federal agency mortgage backed              $4,407,731      $   20,676      $       --      $     --      $4,407,731      $   20,676
Securities
Corporate bonds                                998,694           1,306              --            --         998,694           1,306
                                            ----------      ----------      ----------      --------      ----------      ----------

 Subtotal, debt securities                  $5,406,425      $   21,982      $       --      $     --      $5,406,425      $   21,982
                                            ----------      ----------      ----------      --------      ----------      ----------

 Total temporarily impaired securities      $5,406,425      $   21,982      $       --      $     --      $5,406,425      $   21,982
                                            ==========      ==========      ==========      ========      ==========      ==========

                                                                     (Continued)

(3)   Loans Receivable

      At December 31, 2003 and 2002, loans receivable consisted of the following:

                                                         2003                2002
                                                     ------------       ------------
      Real estate loans:
           One- to four-family residential           $ 57,477,286         62,445,031
           Multifamily residential and other            5,739,296          3,912,000
           Home equity                                  4,030,521          4,326,979
                                                     ------------       ------------
                                                       67,247,103         70,684,010
                                                     ------------       ------------
      Consumer and other loans:
           Automobile                                   1,789,571          1,994,000
           Home improvement                               420,817            767,659
           Loans on savings deposits                      333,421            320,096
           Other                                          709,174            726,796
                                                     ------------       ------------
                                                        3,252,983          3,808,551
                                                     ------------       ------------
      Real estate sold on contract                         63,402             53,136
                                                     ------------       ------------
                         Total loans receivable        70,563,488         74,545,697
      Premium on loans purchased                               --                232
      Unearned discount on loans purchased                     --               (387)
      Loans in process                                 (1,152,174)          (822,469)
      Allowance for losses on loans                      (383,080)          (404,008)
                                                     ------------       ------------
                                                     $ 69,028,234         73,319,065
                                                     ============       ============

      Accrued interest receivable on loans receivable was $333,985 and $445,503 at December 31, 2003 and 2002, respectively.

      The Company originates residential and commercial real estate loans and other consumer loans, primarily in its Hamilton County, Iowa market area and adjacent counties. In addition, the Company has purchased residential loans, primarily in Iowa, Texas, and, Colorado. At December 31, 2003, approximately $2.3 million of the Company's loans were secured by properties in Texas and Colorado. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Company's market area.

      Loans with interest more than ninety days in arrears, defined as impaired and carried on non-accrual status, amounted to $550,609 and $101,759 at December 31, 2003 and 2002, respectively. There were no specific reserves relating to these loans. The average balances of non-accrual loans for the years ended December 31, 2003 and 2002 were $352,993 and $410,389, respectively. For the years ended December 31, 2003 and 2002, interest income, which would have been recorded under the original terms of the loans, was approximately $32,836 and $25,538, respectively.

      At December 31, 2003, the Company had commitments to fund fixed rate loans totaling $239,100. There were no commitments to sell loans.

      Loan customers of the Company include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at December 31, 2003 and 2002 amounted to $692,523 and $423,903,

                                                                     (Continued)
      respectively. During the year ended December 31, 2003, $444,694 of new loans were made and repayments totaled $176,074.

(4)   Allowance for Losses on Loans

      A summary of the allowance for losses on loans follows:

                                                      December 31
                                          ------------------------------------
                                             2003         2002          2001
                                          ---------    ---------     ---------
      Balance at beginning of year        $ 404,008      378,188       403,484
      Provision for losses                       --       80,000            --
      Charge-offs                           (39,703)     (77,754)      (25,370)
      Recoveries                             18,775       23,574            74
                                          ---------    ---------     ---------
      Balance at end of year              $ 383,080      404,008       378,188
                                          =========    =========     =========

(5)   Office Property and Equipment

      At December 31, 2003 and 2002, the cost and accumulated depreciation of office property and equipment were as follows:

                                                         2003            2002
                                                      ----------      ----------
      Land                                            $  125,746         125,746
      Office building and improvements                 1,016,567         998,111
      Furniture, fixtures, and equipment                 551,011         511,202
                                                      ----------      ----------
                                                       1,693,324       1,635,059
      Less accumulated depreciation                    1,000,348         908,924
                                                      ----------      ----------
                                                      $  692,976         726,135
                                                      ==========      ==========

(6)   Deposits

      At December 31, 2003 and 2002, deposits are summarized as follows:

                                                       2003               2002
                                                   -----------       -----------
      Passbook                                     $ 5,398,143         4,871,174
      Money market plus                              8,674,855         7,824,633
      Noninterest-bearing checking                   1,935,808         1,766,688
      NOW                                            7,876,028         7,952,036
      Certificates of deposit                       46,970,900        47,802,266
                                                   -----------       -----------
                                                   $70,855,734        70,216,797
                                                   ===========       ===========

      The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $7,392,387 and $6,184,727 at December 31, 2003 and 2002, respectively.

                                                                     (Continued)

      At December 31, 2003, the scheduled maturities of certificates of deposit were as follows:

      2004                                                     $19,030,812
      2005                                                      19,650,160
      2006                                                       5,010,551
      2007                                                       1,974,755
      2008                                                       1,235,837
      Thereafter                                                    68,786
                                                               -----------
                                                               $46,970,900
                                                               ===========

      Interest expense on deposits for the years ended December 31, 2003, 2002, and 2001 is summarized as follows:

                                        2003            2002             2001
                                     ----------      ----------      ----------
      Passbook                       $   36,484          35,679          73,236
      Money market plus and NOW         137,221         196,590         290,319
      Certificates of deposit         1,690,892       1,996,504       2,655,349
                                     ----------      ----------      ----------
                                     $1,864,597       2,228,773       3,018,904
                                     ==========      ==========      ==========

      Public funds amounted to approximately $2,625,476 and $2,202,000 at December 31, 2003 and 2002, respectively.

      At December 31, 2003 and 2002, accrued interest payable on deposits totaled $30,295 and $42,491, respectively.

(7)   Advances from Federal Home Loan Bank (FHLB)

      The following is a summary of advances from FHLB at December 31, 2003 and 2002:

             FHLB of Des Moines                 Fixed
          Maturity in fiscal year              interest
             ending December 31                  rate           2003             2002
      -----------------------------            --------      ----------       ---------
      2004                                       1.36%       $1,500,000       1,500,000
      2005                                       4.78         1,000,000       1,000,000
      2006                                       5.09         1,000,000       1,000,000
      2009 (callable March 1, 2003)              5.55         3,200,000       3,200,000
      2010 (callable March 9, 2003)              5.64         3,000,000       3,000,000
                                                             ----------      ----------
                                                             $9,700,000       9,700,000
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

                                                                     (Continued)

(8)   Taxes on Income

      Taxes on income were comprised as follows:

                                                         2003
                                      -----------------------------------------
                                        Federal          State            Total
                                      ---------         -------         -------
      Current                         $ 658,000         107,000         765,000
      Deferred                          (75,000)        (12,000)        (87,000)
                                      ---------         -------         -------
                                      $ 583,000          95,000         678,000
                                      =========          ======         =======

                                                         2002
                                      -----------------------------------------
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
                                      =========         =======         =======

                                                         2001
                                      -----------------------------------------
                                        Federal          State            Total
                                      ---------         -------         -------
      Current                         $ 573,000          89,000         662,000
      Deferred                          (12,000)         (2,000)        (14,000)
                                      ---------         -------         -------
                                      $ 561,000          87,000         648,000
                                      =========          ======         =======

      Taxes on income differ from the amounts computed by applying the federal income tax rate of 34% to earnings before taxes on income for the following reasons, expressed in percentages:

                                                            December 31
                                                     --------------------------
                                                     2003       2002       2001
                                                     ----       ----       ----
      Federal income tax rate                        34.0%      34.0       34.0
      Items affecting federal income tax rate:
           State taxes on income, net of federal
               benefit                                3.3        3.3        3.3
           Tax-exempt income                         (1.4)      (0.3)        --
           State apportionment                         --       (2.2)      (2.0)
           Other                                      0.5         --         --
                                                     ----       ----       ----
                                                     36.4%      34.8       35.3
                                                     ====       ====       ====

                                                                     (Continued)

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

                                                                2003            2002
                                                             ---------       ---------
      Deferred tax assets:
           Deferred directors' fees                          $ 283,000         273,000
           General bad debt allowance                          143,000         151,000
           Other                                                12,000           2,000
                                                             ---------       ---------
                         Gross deferred tax assets             438,000         426,000
           Less valuation allowance                                 --              --
                                                             ---------       ---------
                         Net deferred tax assets               438,000         426,000
                                                             ---------       ---------
      Deferred tax liabilities:
           Deferred loan fees                                  (14,000)        (74,000)
           FHLB stock dividends                                (58,000)        (74,000)
           Securities available-for-sale                       (25,000)        (35,000)
           Other                                                (2,000)         (1,000)
                                                             ---------       ---------
                         Gross deferred tax liabilities        (99,000)       (184,000)
                                                             ---------       ---------
                         Net deferred tax asset              $ 339,000         242,000
                                                             =========       =========

      Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

      At December 31, 2003 and 2002, the Bank had federal income tax bad debt reserves of approximately $2,430,000, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges.

(9)   Benefit Plans

      (a)   Retirement Plan

            The Company is a participant in the Financial Institutions Retirement Fund (FIRF), and substantially all of its officers and employees are covered by the retirement plan. FIRF does not segregate the assets, liabilities, or costs by participating employer. According to FIRF's administrators, as of June 30, 2003 and 2002, the date of the latest actuarial valuation, the Company made contributions of $126,778 and $79,945 and $27,474 to the plan in 2003, 2002 and 2001, respectively.

      (b)   ESOP

            All employees meeting the age and service requirements are eligible to participate in the ESOP established in August 1994. Contributions made by the Company to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100% vested after five years of service. ESOP expense was $0 for the years ended December 31, 2003, 2002, and 2001, respectively.

      (c)   Deferred Compensation

            The Company has deferred compensation agreements with certain directors, and at December 31, 2003 and 2002 had accrued deferred compensation of $757,385 and $731,192,

                                                                     (Continued)
            respectively. Directors' fees deferred were $21,100, $21,100, and $25,500 for 2003, 2002, and 2001, respectively.

      (d)   Stock Option Plan

            In 1996, the Company adopted a stock option plan (the Plan) pursuant to which the Company's board of directors may grant stock options to officers, key employees, and non-employee directors of the Company. The Plan authorizes grants of options to purchase up to 95,000 shares of authorized but unissued common stock and treasury stock. Stock options for 80,750 shares were granted upon adoption of the Plan. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable in three equal annual installments, commencing one year from the date of grant.

            At December 31, 2003 and 2002, there were 14,250 additional options available for grant under the Plan.

            Stock option activity during the periods indicated was as follows:

                                                 2003                      2002                     2001
                                        ---------------------     ---------------------    ----------------------
                                          Number     Exercise       Number     Exercise      Number      Exercise
                                        of shares      price      of shares      price     of shares      price
                                        ---------    --------     ---------    --------    ---------     --------
      Balance at beginning of year        40,250       $6.38        78,882       $6.38       101,222       $6.38
      Granted                                 --          --            --          --            --          --
      Exercised                           (7,000)       6.38       (38,632)       6.38       (22,340)       6.38
      Expired                                 --          --            --          --            --          --
                                         -------                   -------                   -------
      Balance at end of year              33,250       $6.38        40,250       $6.38        78,882       $6.38
                                         =======                   =======                   =======

            At December 31, 2003, the exercise price and weighted average remaining contractual life of outstanding options was $6.38 and 2.33 years, respectively.

(10)  Stockholders' Equity

      (a)   Regulatory Capital Requirements

            The Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision (OTS) promulgated there under require institutions to have a minimum 3% core capital ratio and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution. The Company and Bank met the regulatory capital requirements at December 31, 2003 and 2002.

            The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions, such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Company and Bank met the regulatory capital requirements at December 31, 2003 and 2002.

                                                                     (Continued)

            The Company's and the Bank's actual and required capital amounts (in thousands) and ratios as of December 31, 2003 and 2002 were as follows:

                                                                                        2003
                                                        ------------------------------------------------------------------
                                                                                                           To be well-
                                                                                    For capital         capitalized under
                                                                                      adequacy          prompt corrective
                                                              Actual                  purposes          action provisions
                                                        -----------------       ------------------      ------------------
                                                        Amount    Percent       Amount     Percent      Amount     Percent
                                                        ------    -------       ------     -------      ------     -------
      Tangible capital:
           Consolidated                                $22,616      21.6%      $ 1,570       1.5%      $   N/A       N/A%
           Webster City Federal Savings Bank            20,068      19.6         1,533       1.5           N/A       N/A
      Tier 1 leverage (core) capital:
           Consolidated                                 22,616      21.6         4,188       4.0         5,235       5.0
           Webster City Federal Savings Bank            20,068      19.6         4,087       4.0         5,109       5.0
      Risk-based capital:
           Consolidated                                 22,906      48.8         3,754       8.0         4,693      10.0
           Webster City Federal Savings Bank            20,316      44.2         3,675       8.0         4,594      10.0
      Tier 1 risk-based capital:
           Consolidated                                 22,906      48.2           N/A       N/A         2,816       6.0
           Webster City Federal Savings Bank            20,316      43.7           N/A       N/A         2,756       6.0

                                                                                        2002
                                                        ------------------------------------------------------------------
                                                                                                           To be well-
                                                                                    For capital         capitalized under
                                                                                      adequacy          prompt corrective
                                                              Actual                  purposes          action provisions
                                                        -----------------       ------------------      ------------------
                                                        Amount    Percent       Amount     Percent      Amount     Percent
                                                        ------    -------       ------     -------      ------     -------

      Tangible capital:
           Consolidated                                $22,258      21.5%      $ 1,552       1.5%       $  N/A       N/A%
           Webster City Federal Savings Bank            21,530      20.9         1,545       1.5           N/A       N/A
      Tier 1 leverage (core) capital:
           Consolidated                                 22,258      21.5         4,140       4.0         5,175       5.0
           Webster City Federal Savings Bank            21,530      20.9         4,154       4.0         5,148       5.0
      Risk-based capital:
           Consolidated                                 22,527      41.4         4,356       8.0         5,446      10.0
           Webster City Federal Savings Bank            21,799      44.6         3,912       8.0         4,870      10.0
      Tier 1 risk-based capital:
           Consolidated                                 22,258      40.9           N/A       N/A         3,267       6.0
           Webster City Federal Savings Bank            21,530      44.0           N/A       N/A         2,934       6.0

      (b)   Dividends and Restrictions Thereon

            On August 20, 2003 the Company declared a payment of a tw0-for-one stock split affected in the form of a stock dividend, for the 1,886,186 shares of common stock issued and outstanding as of September 9, 2003. The additional shares were issued as a result of the stock split and issued to stockholders as of September 24, 2003. All shares and earnings per share numbers have been restated for the stock split. The board of directors of the Company declared and paid three 13(cent) per share dividends and one 17(cent) per share dividend in 2003.

            The Holding Company waived its right to receive the dividends declared and paid during 2003.

            The board of directors of the Company declared and paid four 13(cent) per share dividends in 2002.

            Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. Under the regulations, a savings institution, such as the Bank, that will

                                                                     (Continued)
            meet the fully phased-in capital requirements (as defined by the OTS regulations) subsequent to a capital distribution is generally permitted to make such capital distribution without OTS approval so long as they have not been notified of the need for more than normal supervision by the OTS. The Bank has not been so notified and, therefore, may make capital distributions during the calendar year equal to net income plus 50% of the amount by which the Bank's capital exceeds the fully phased-in capital requirement as measured at the beginning of the calendar year. A savings institution with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements is permitted by the new regulations to make, without OTS approval, capital distributions of between 25% and 75% of its net income for the previous four quarters, less dividends already paid for such period. A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without prior approval from the OTS.

(11)  Fair Value of Financial Instruments

      The estimated fair values of Company's financial instruments (as described in note 1) at December 31, 2003 and 2002 were as follows:

                                                  2003                                 2002
                                       ----------------------------        --------------------------
                                        Carrying           Fair            Carrying            Fair
                                         amount            value            amount            value
                                       -----------        ---------        ---------        ---------
      Financial assets:
           Cash and cash
               equivalents             $ 3,430,915        3,430,915        5,251,946        5,251,946
           Time deposits in
               other financial
               institutions             12,273,000       12,273,000       10,892,000       10,892,000
           Securities
               available-for-sale       13,627,119       13,627,119        7,697,110        7,697,110
           Securities
               held-to-maturity          3,482,302        3,566,728        3,553,789        3,646,401
           Loans receivable, net        69,028,234       70,455,662       73,319,065       72,329,258
           FHLB stock                      555,400          555,400          704,900          704,900
           Bankers Bank stock              147,500          147,500               --               --
           Accrued interest
               receivable                  495,433          495,433          630,779          630,779
      Financial liabilities:
           Deposits                     70,855,734       71,217,098       70,216,797       70,574,954
           FHLB advances                 9,700,000       10,711,000        9,700,000       10,613,000
           Accrued interest
               payable                     314,758          314,758           42,491           42,491

                                         Notional           Fair           Notional           Fair
                                          Amount           value            Amount            value
                                        ----------       ----------       ----------       ----------
      Off-balance sheet
           instrument:
               Commitments to
                  extend credit        $   239,100            --             272,300            --

                                                                     (Continued)

                            Condensed Balance Sheets
                           December 31, 2003 and 2002

                                                                        2003               2002
                                                                   ------------       ------------
Cash and cash equivalents                                          $    216,011            100,419
Investment in subsidiaries                                           20,348,262         21,941,131
Other assets                                                          2,106,205            281,333
                                                                   ------------       ------------
                   Total assets                                    $ 22,670,478         22,322,883
                                                                   ============       ============
Liabilities:
     Accrued expenses                                              $     12,404              4,081
                                                                   ------------       ------------
Stockholders' equity:
     Common stock                                                       430,123            430,123
     Additional paid-in capital                                       9,439,592          9,252,233
     Retained earnings                                               16,627,337         16,456,391
     Accumulated other comprehensive income                              42,400             60,994
     Treasury stock                                                  (3,881,378)        (3,880,939)
                                                                   ------------       ------------
                   Total stockholders' equity                        22,658,074         22,318,802
                                                                   ------------       ------------
                   Total liabilities and stockholders' equity      $ 22,670,478         22,322,883
                                                                   ============       ============

                       Condensed Statements of Operations
                  Years ended December 31, 2003, 2002, and 2001

                                                        2003              2002               2001
                                                    -----------       -----------       -----------
Dividend income                                     $ 2,853,146           500,000         1,000,000
Interest income                                          24,822                --                61
(Decrease) increase in equity in undistributed
     earnings of subsidiaries                        (1,574,276)          978,671           232,922
Noninterest expenses                                   (164,349)          (66,377)          (73,084)
                                                    -----------       -----------       -----------
                   Earnings before income tax
                       expense                        1,139,343         1,412,294         1,159,899
Income tax benefit                                      (47,245)          (25,000)          (30,000)
                                                    -----------       -----------       -----------
                   Net earnings                     $ 1,186,588         1,437,294         1,189,899
                                                    ===========       ===========       ===========

                                                                     (Continued)

                       Condensed Statements of Cash Flows
                  Years ended December 31, 2003, 2002, and 2001

                                                                    2003              2002              2001
                                                                -----------       -----------       -----------
Operating Activities:
      Net earnings                                              $ 1,186,589         1,437,294         1,189,899
      Change in prepaid expenses                                     (1,917)           (1,333)               --
      Change in accrued expenses                                     55,568            19,828            (3,304)
      Change in accrued interest receivable                         (26,637)               --                --
      Equity in undistributed earnings of
         subsidiaries                                              (310,963)       (1,003,671)         (232,922)
                                                                -----------       -----------       -----------
                             Net cash provided by
                                 operating activities               902,640           452,118           953,673
                                                                -----------       -----------       -----------

      Investing activities:
         Investment in subsidiary                                        --                --                --
         Purchase of investment                                      13,752          (280,000)               --
                                                                -----------       -----------       -----------
                             Net cash used in investing              13,752          (280,000)               --

      Financing activities:
         Repurchase of common stock                                      --                --          (333,363)
         Proceeds on stock options                                       --           199,716           142,417
         Dividends paid                                            (800,800)         (730,638)         (621,573)
                                                                -----------       -----------       -----------
                             Net cash used in financing
                                 activities                        (800,800)         (530,922)         (812,519)
                                                                -----------       -----------       -----------

                             Net increase (decrease) in
                                 cash and cash equivalents          115,592          (358,804)          141,154
                                                                -----------       -----------       -----------

      Cash and cash equivalents at beginning of
         Year                                                       100,419           459,223           318,069
                                                                -----------       -----------       -----------
      Cash and cash equivalents at end of year                  $   216,011           100,419           459,223
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

                                                                     (Continued)

        The Company has no obligations under guarantees.

(14) Quarterly Financial Information (Unaudited)

                                                                                     2003
                                                         -------------------------------------------------------------
                                                            First           Second            Third           Fourth
                                                           quarter          quarter          quarter          quarter
                                                         ----------       ----------       ----------       ----------
                                                                            (Dollars in thousands)
Net interest income                                      $      946              906              908              897
Less provision for loan losses                                   --               --               --               --
                                                         ----------       ----------       ----------       ----------
Net interest income after provision for loan losses             946              906              908              897
Derivative market value adjustment                               --               --               --               --
Other income                                                     83              152              101               68
Operating expenses                                             (534)            (561)            (526)            (576)
Income taxes                                                   (189)            (195)            (171)            (123)
Minority interest in net earnings of subsidiary                  --               --               --               --
                                                         ----------       ----------       ----------       ----------
Net income (loss)                                        $      306              301              311              269
                                                         ==========       ==========       ==========       ==========
Basic and diluted earnings (loss) per common share       $     0.08             0.08             0.08             0.07
                                                         ==========       ==========       ==========       ==========

                          WEBSTER CITY FEDERAL BANCORP
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

      The Annual Meeting of Stockholders will be held at 1:00 p.m., Wednesday, April 21, 2004, at the main office of the Company located at 820 Des Moines Street, Webster City, Iowa.

STOCK INFORMATION

      Webster City Federal Bancorp common stock is traded over the counter, on the NASDAQ Small-Cap Market under the symbol "WCFB".

      As of February 28, 2004, the Company had 353 shareholders of record (which includes approximately 151shareholders whose stock is in nominee or "street"
name) and 3,772,372 shares of common stock outstanding.

      The price ranges of the common stock and dividend payouts on such common stock for each quarter were as follows:

                                       2003        2002
                                     Dividend    Dividend        Fiscal Year 2003          Fiscal Year 2002
                                       Paid        Paid          Low          High          Low       High
                                     --------    --------      --------------------        ----------------
      First quarter ..........         $.13        $.13        $ 9.26        $ 9.70        $8.00      $8.50
      Second quarter .........         $.13        $.13        $ 9.36        $11.25        $8.16      $9.75
      Third quarter ..........         $.13        $.13        $ 5.75        $12.00        $8.43      $9.75
      Fourth quarter .........         $.17        $.13        $12.25        $14.40        $8.55      $9.70

STOCKHOLDER AND GENERAL INQUIRIES                  TRANSFER AGENT

Phyllis A. Murphy, President                       Registrar and Transfer Co.
Webster City Federal  Bancorp                      10 Commerce Drive
820 Des Moines Street, P.O. Box 638                Cranford, New Jersey 07016
Webster City, Iowa 50595-0638                      (800) 368-5948
(515) 832-3071

ANNUAL AND OTHER REPORTS

      The Company is required to file an annual report on Form 10-KSB for its year ended December 31, 2003 with the Securities and Exchange Commission. Copies of the Form 10-KSB, annual report and the Company's Quarterly Reports may be obtained without charge by contacting Phyllis A. Murphy, President and Chief Executive Officer, Webster City Federal Bancorp, 820 Des Moines Street, P.O. Box 638, Webster City, Iowa 50595-0638, (515) 832-3071.

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